09010989

cascade® corporation

2009 Annual Report

cascade corporation

Leading the world in quality material handling products for lift trucks.

NORTH AMERICA
Fairview, Oregon
Findlay, Ohio
Guelph, Ontario, Canada
Mississauga, Ontario, Canada
San Juan Capistrano, California
Springfield, Ohio
Warner Robins, Georgia
Woodinville, Washington

EUROPE
Almere, The Netherlands
Ancenis, France
Barcelona, Spain
Brescia, Italy
Epignay, France
Manchester, England
Schalksmuhle, Germany
Vaggeryd, Sweden
Vantaa, Finland
Verona, Italy

ASIA PACIFIC
Auckland, New Zealand
Brisbane, Australia
Inchon, Korea
Osaka, Japan

CHINA
Hebei, China
Xiamen, China

AFRICA
Johannesburg, South Africa

CORPORATE HEADQUARTERS
P.O. Box 20187
Portland, OR USA 97294
2201 NE 201st Ave.
Fairview, OR USA 97024
Tel: 1-503-669-6300
Fax: 1-503-669-6716

www.cascorp.com

Net Sales
(millions)


$386
$451
$479
$558
$534
2005
2006
2007
2008
2009

Diluted Earnings Per Share


$2.24
$3.27
$3.48
$4.88
$0.11
2005
2006
2007
2008
2009

Net Sales By Region-2009


China 8%
Asia Pacific
13%
Europe
31%
North
America
48%

April 13, 2009

To Our Shareholders:

The trends and events that affected our business during fiscal 2009 make it a difficult year to review and characterize. For the first three quarters we were focused on strategies to address rapidly rising material costs and volatile foreign currency exchange rates. During this period the global lift truck market was basically flat compared to the previous year although by mid year some signs of potential weakening had begun to appear.

Our consolidated sales through the third quarter were up approximately 4%, compared to fiscal 2008 with most of this increase due to appreciating foreign currencies. Net income was down approximately 22%, after adjusting for the impact of a fiscal 2008 insurance settlement. The erosion in net income was due almost entirely to rising materials costs. Through that point in the year, our primary objectives had been to recover increases in material costs, begin adjusting for the predicted moderate decline in the global lift truck market, and continue executing our European restructuring plan.

However, the challenge of meeting these objectives was considerably less in magnitude than the challenges presented by the extraordinary tide of events that hit us, the global lift truck market, and the global economy in the fourth quarter. Through the first nine months of the year global lift truck shipments were up 9% over the previous year. In the fourth quarter they were down 25%. Lift truck factory order rates showed an even steeper decline. By December order rates were running approximately 60% below the previous year. And, unlike previous downturns, this industry downturn was, and remains, global in nature. Virtually all of our world markets are down by comparable percentages.

Early in the fourth quarter we felt that the rapidly declining lift truck market might bottom out near the levels of the 2000-2002 recession. Now that we are several months into the year, it is clear that this cycle, accentuated by global economic trends, is going to be far deeper. Currently, lift truck bookings are at levels not seen since the early 1980's. The market for construction machinery had been in a somewhat lengthier but equally steep decline – a decline that our construction attachment business fully reflected. As you will note in our year end results, the declines in our construction related business resulted in our writing off the full value of the goodwill associated with our construction attachment business and additional write-offs of other intangibles relating to that business. Although the fourth quarter of fiscal 2009 showed marginal profitability after netting out the impact of the write-offs described above, events in the global economy and the world lift truck market clearly took their toll.

While I could say a great deal more about our experiences in fiscal 2009, I believe the most important part of this letter is a discussion concerning our outlook for the coming year and our response to the unprecedented economic environment our industry is currently experiencing. It is of course impossible to predict how long the current economic situation will last, but at this point we are preparing for a continuing deep recession in our industry lasting at least a year and very possibly up to two years.

Our first and most immediate step has been to reduce our cost structure which regrettably has required us to take some very difficult steps. We have made significant personnel reductions in all regions and all of our manufacturing operations are currently operating on some form of flexible reduced work schedules. Total personnel costs are down by 30% to 35% in North America and Europe compared to last year.

Our second and equally important step is to ensure that we are well positioned to fully respond to market demand when it ultimately does begin to improve. It is imperative that the actions we take during this difficult period do not damage our ability to react quickly and aggressively when the upturn occurs We have emerged from the low points of past economic cycles well prepared to fully capitalize on the cycle upturn and we intend to do so again.

If we ask ourselves whether we have reduced our cost structure to fully reflect the current level of business, the simple answer is no. From a global perspective, probably at least 50% to 60% of our industry's capacity is idle. As the global market leader, we represent a significant portion of that idle capacity. If we were to fully adjust to current business levels, we would find ourselves unable to respond adequately to a rising market.

That being said, I want to emphasize that we are taking very aggressive steps to rationalize our existing capacity and to make sure that when the cycle turns we are prepared to respond with a fundamentally lower cost structure, particularly in our European operations, an increased ability to serve our customers, and sufficient flexible capacity to capture additional market share. One of the very recent steps in this capacity rationalization activity was the closure of our fork production facility in LaMachine, France. We are evaluating a number of other potential opportunities to adjust and realign capacity resources throughout our global operations during this period.

Our third strategic step is to maintain an aggressive focus on free cash flow as our primary operating metric and to use this free cash flow to reduce our debt. Last year we significantly increased our inventory levels as we sought to stay ahead of rapidly rising materials costs. While it may not be ideal to face a severely depressed market with high inventory levels, they do give us a very good opportunity to generate comparatively high levels of free cash flow.

In summary, our strategic objectives and operating focus for the coming year, and potentially the coming two years are very simple and straightforward: (1) adjust our cost structure as much as possible without impairing our core ability to better serve our customers when the cycle turns; (2) rationalize our production capacity globally to improve our profitability when the cycle turns; and (3) optimize free cash flow to reduce debt. If we can accomplish these objectives, we will be well positioned to come out of this period a stronger industry leader than before.

Every year, on behalf of our board and shareholders, I convey our thanks and gratitude to our employees for their contributions to our success. This year we owe them a very special debt of gratitude for the professionalism, commitment and dedication with which they have responded to very difficult, and often times painful, situations. They are a very special group of people who are the best in the world at what they do. They are also the foundation of our future success.

Sincerely,

Robert C. Warren

President and Chief Executive Officer

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended January 31, 2009

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 1-12557

CASCADE CORPORATION

(Exact name of registrant as specified in its charter)

Oregon	**93-0136592**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2201 N.E. 201st Ave. Fairview, Oregon 97024-9718

(Address of principal executive office) (Zip Code)

Registrant's telephone number, including area code: **503-669-6300**

Securities registered pursuant to Section 12(b) of the Act:
Common Stock, par value $.50 per share

Name of exchange on which registered: New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of common stock held by non-affiliates of the registrant as of July 31, 2008 was $476,209,016, based on the closing sale price of the common stock on the New York Stock Exchange on that date.

The number of shares outstanding of the registrant's common stock as of March 11, 2009 was 10,852,530.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive Proxy Statement to be filed within 120 days after the registrant's fiscal year end of January 31, 2009, to be delivered to shareholders in connection with the Annual Meeting of Shareholders to be held June 2, 2009 are incorporated by reference into Part III.

TABLE OF CONTENTS

NOTE: All references to fiscal years are defined as year ended January 31, 2009 (fiscal 2009), year ended January 31, 2008 (fiscal 2008) and year ended January 31, 2007 (fiscal 2007).

Form 10-K

Forward-looking Statements

This Annual Report on Form 10-K, including "Management's Discussion and Analysis of Financial Condition and Results of Operations" (Item 7) contains forward-looking statements that involve risks and uncertainties, as well as assumptions that, if they never materialize or prove incorrect, could cause our results to differ materially from those expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of revenue, gross profit, expenses, earnings or losses from operations, synergies or other financial items; any statements of plans, strategies, and objectives of management for future operations; any statements regarding future economic conditions or performance; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. The risks, uncertainties, and assumptions referred to above include, but are not limited to:

- Competitive factors and the cyclical nature of the materials handling industry and lift truck orders;
- General business and economic conditions globally, in particular North America, Europe, Asia Pacific and China;
- Effectiveness of our cost reduction initiatives and reorganization plans;
- Ability to comply with debt covenants;
- Foreign currency fluctuations;
- Cost and availability of raw materials;
- Risks associated with international operations;
- Levels of construction activity;
- Environmental matters;
- Assumptions relating to pension and other postretirement costs;
- Fluctuations in interest rates;
- Impact of acquisitions.

We undertake no obligation to publicly revise or update forward-looking statements to reflect events or circumstances that arise after the date of this report. See "Risk Factors" (Item 1A) for additional information on risk factors with the potential to impact our business.

PART I

Item 1. Business

General

Cascade Corporation (Cascade) was organized in 1943 under the laws of the state of Oregon. The terms "Cascade", "we", and "our" include Cascade Corporation and its subsidiaries. Our headquarters are located in Fairview, Oregon, a suburb of Portland, Oregon. We are one of the world's leading manufacturers of materials handling load engagement devices and related replacement parts, primarily for the lift truck industry and to a lesser extent the construction industry. We also manufacture construction attachments for the construction industry.

Products

We manufacture an extensive range of materials handling load engagement products that are widely used on lift trucks and, to a lesser extent, on construction and agricultural vehicles.

Our products are primarily manufactured and distributed under the Cascade name and symbol, for which we have secured trademark protection. The primary function of lift truck related products is to provide the lift truck with the capability of engaging, lifting, repositioning, carrying and depositing various types of loads and products. We offer a wide variety of functionally different products, each of which has numerous sizes, models, capacities and optional combinations. Lift truck related products are designed to handle loads with pallets and for specialized application loads without pallets. Examples of specialized products include devices specifically designed to handle loads such as appliances, carpet and paper rolls, baled materials, textiles, beverage containers, drums, canned goods, bricks, masonry blocks, lumber, plywood, and boxed, packaged and containerized products. Certain construction related products allow vehicles such as loaders, backhoes and rough terrain lift trucks to move materials in much the same manner as conventional lift trucks. Our other construction related products are used on excavators and loaders for both conventional and specialized ground engagement applications.

Our products are subject to strict design, construction and safety requirements established by industry associations and the International Organization for Standardization (ISO). Our major manufacturing facilities are ISO certified. Product specifications and characteristics are determined by the expected capacity to be lifted, the characteristics of the load, the environment in which employed, the terrain over which the load will be moved and the operational life cycle of the vehicle. Accordingly, while there are some standard products, the market demands a wide range of products in custom configurations and capacities.

The manufacturing of our products includes the purchase of raw materials and components: principally rolled bar, plate and extruded steel products; unfinished castings and forgings; hydraulic cylinders and motors; and hardware items such as fasteners, rollers, hydraulic seals and hose assemblies. Certain purchased parts are provided worldwide by a limited number of suppliers. Difficulties in obtaining alternative sources of rolled bar, plate and extruded steel products and other materials from a limited number of suppliers could affect operating results. We are not currently experiencing any shortages in obtaining raw materials, purchased parts, or other steel products.

Markets

We market our products throughout the world. Our primary customers are companies and industries that use lift trucks for materials handling. Examples of these industries include pulp and paper, grocery products, textiles, recycling and general consumer goods. Our products are sold to the end-user customer through the retail lift truck dealer distribution channel and to lift truck manufacturers as original equipment manufacturer (OEM) equipment.

In major industrialized countries, lift trucks are a widely utilized method of materials handling. In these markets lift trucks are generally considered maintenance capital investment. This tends to subject the industry in general to the cyclical patterns similar to the broader capital goods economic sector.

However, many of our products measurably improve overall materials handling and lift truck productivity. Further, we are continually developing products to serve new types of materials handling applications to meet specific customer and industry requirements. In this sense, our products may also be generally considered a productivity enhancing investment. Historically, this has somewhat cushioned the negative impact of downward trends in the lift truck market on our net sales.

In emerging industrialized countries, China in particular, lift trucks are replacing manual labor and other less productive methods of materials handling. As such, lift trucks are generally considered productivity enhancing investments in these markets. We believe this makes the lift truck markets in these countries generally less susceptible to downward trends in overall capital goods spending.

See "Recent Trends and Developments Affecting Our Results" in "Management's Discussion and Analysis of Financial Condition and Results of Operations" (Item 7) for further discussion on how the economic recession, which accelerated in the fourth quarter of fiscal 2009, is affecting the markets we serve.

Competition

We are one of the leading global independent suppliers of load engagement products for industrial lift trucks. We compete with a number of companies in different parts of the world. Our primary competitor is Bolzoni Auramo, an Italian public company. Most of our remaining competitors are privately-owned companies with a strong presence in local and regional markets. A smaller number of these competitors compete with us globally.

In addition, several lift truck manufacturers, who are customers of ours, are also competitors in varying degrees to the extent they manufacture a portion of their load engagement product requirements. Since we offer a broad line of products capable of supplying a significant part of the total requirements for the entire lift truck industry, our experience has shown that lower costs resulting from our relatively high unit volume would be difficult for any individual lift truck manufacturer to achieve for most products. We design and position our products to be the performance and service leaders in their respective product categories and geographic markets.

Our market share and gross profit throughout the world vary by geographic region due to the different competitive environments we face in each of these regions. Fluctuations in gross profit within a geographic region over time are generally due to a change in the competitive environment, such as new competitors entering a market or existing entities merging or otherwise leaving the market. Additionally, cyclical variations in product demand directly affect margins as higher manufacturing volumes generally result in greater fixed cost absorption and increased gross profit.

A further discussion of the competition in each geographic region follows:

North America—We are the leading manufacturer in North America and the preferred supplier of many OEMs as well as OEDs (original equipment dealers) and distributors. We compete in this region primarily with smaller regionally-based companies and a limited number of smaller foreign competitors. Our leading position is the result of our continued focus on providing high quality products and outstanding customer service.

Europe—While we are also a leading manufacturer in Europe, we compete with Bolzoni Auramo and several privately-owned companies with a strong presence in local and regional markets. Competition in this region is based principally on price, resulting in lower gross profit.

Asia Pacific—This region includes operations in Japan, Australia, New Zealand, Korea and South Africa. The competitive environment varies somewhat from country to country, and competitors vary in size from smaller regionally-based private companies to some larger lift truck manufacturers. In general, we believe we have established a strong presence in all markets throughout the region.

China—We have operated in China for over 20 years and have established a strong presence in the lift truck market. As a result of the continued growth in China's economy and the expanded use of lift trucks for various industrial purposes, we are seeing an increase in the number of competitors in the Chinese market, including European based manufacturers.

Customers

Our products are marketed and sold primarily to lift truck OEDs, OEMs and distributors globally. Our primary markets are North America, Europe, China and Asia Pacific. In addition to sales to the lift truck market, we do sell products to OEMs who manufacture construction, mining, agricultural and industrial vehicles other than lift trucks.

No single customer accounts for more than 10% of our consolidated net sales. Our sales to OEM customers account for approximately 45% of our consolidated net sales.

Backlog

Our products are manufactured with short lead times of generally less than one month. Accordingly, the level of backlog orders is not a significant factor in evaluating our overall level of business activity.

Research and Development

The majority of our research and development activities are performed at our corporate headquarters in Fairview, Oregon and at our manufacturing facility in Guelph, Ontario, Canada. Our engineering staff develops and designs substantially all of the products we sell and is continually involved in developing products for new applications. We generally do not consider patents to be important to our business.

Environmental Matters

From time to time, we are the subject of investigations, conferences, discussions and negotiations with various federal, state, local and foreign agencies with respect to cleanup of hazardous waste and compliance with environmental laws and regulations. "Risk Factors" (Item 1A), Notes to Consolidated Financial Statements (Item 8), "Legal Proceedings" (Item 3) and "Management's Discussion and Analysis of Financial Condition and Results of Operations" (Item 7) contain additional information concerning our environmental matters.

Employees

At March 31, 2009, we had approximately 2,000 full-time employees throughout the world. The majority of these employees are not subject to collective bargaining agreements. We believe our relations with our employees are excellent.

Construction Attachments

We manufacture attachments for construction vehicles at two facilities on the West coast of the United States. The construction attachments are for medium and heavy duty construction vehicles used in a variety of construction markets, including infrastructure, demolition, recycling, forestry, utility and general construction. The prevailing levels of commercial, infrastructure and general construction activity have a significant influence on sales of these products. Housing construction has some overall influence. These products are sold through construction equipment dealers and major equipment manufacturers throughout the western United States. We have approximately 40 employees working to design, manufacture and market these products.

Foreign Operations

We have substantial operations outside the United States. There are additional business risks attendant to our foreign operations, including the risk that the relative value of the underlying local currencies may weaken when compared to the U.S. dollar. For further information about foreign operations, see "Risk Factors" (Item 1A), "Management's Discussion and Analysis of Financial Condition and Results of Operations" (Item 7) and Notes to Consolidated Financial Statements (Item 8).

Available Information

Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to reports filed or furnished pursuant to Sections 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, are available free of charge on or through our website at *www.cascorp.com* when such reports are available on the Securities and Exchange Commission (SEC) website—*www.sec.gov*. Once filed with the SEC, such documents may be read and/or copied at the SEC's Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330.

Item 1A. Risk Factors

In addition to the other information contained in this Form 10-K, the following are certain risks that we believe should be considered carefully in evaluating Cascade's business. Our business, financial condition, cash flows or results of operations could be materially adversely affected by any of these risks. The risks summarized below do not represent an exhaustive list, and additional risks not presently known to us or that the we currently consider immaterial may also impair our business and operations.

Economic or industry downturns

Our business has historically experienced periodic cyclical downturns generally consistent with economic cycles in the markets in which we operate. The level of sales of our products reflects to a significant extent the capital investment decisions of the customers who buy our products and the lift trucks and other vehicles on which our products are used. These customers have had a tendency to delay capital projects, including the purchase of new equipment or upgrades, during industry or general economic downturns. Past downturns have been characterized by diminished product demand, excess manufacturing capacity and erosion of gross profit and net income. Therefore, a significant downturn in the markets of our customers, including lift truck manufacturers and to a lesser extent construction equipment manufacturers, or in general economic conditions, such as the current global economic recession, will result in a reduction in demand for our products and negatively affect our business.

Fluctuations in raw material costs and availability

To manufacture our products we purchase a variety of raw materials and components. These consist principally of rolled bar, plate and extruded specialty steel products, unfinished castings and forgings, hydraulic cylinders and motors and various hardware items. The price of steel is particularly significant to our manufacturing costs since most of our products are manufactured using specialty steel as a primary raw material and specialty steel based components as purchased parts. As a result, we are exposed to increases in the market prices of raw materials and components. We may not be able to mitigate these increases by changing the selling prices of our products or through other means.

Significant cost decreases in raw materials and components could result in pressure from customers to lower our sales prices. Due to large quantities of raw material on hand at the end of the year, these lower sales prices could result in a write down of inventory costs to market value.

We may also experience shortages of raw materials and purchased parts, which in certain cases are provided by a limited number of suppliers. Shortages may require us to curtail production or to devote additional financial resources to maintaining inventories of raw materials and purchased parts in excess of our normal requirements.

Credit and Equity Markets

Our results of operations are materially affected by the conditions in the global economy. The current global financial crisis has caused extreme volatility and disruptions in the capital and credit markets, principally in the U.S. and Europe. These conditions have decreased availability of liquidity and credit capacity for certain issuers and customers.

Although we generally generate funds from our operations to pay our operating expenses, fund our capital expenditures, pay dividends and fund our employee retirement benefit programs, our ability to continue to meet these cash requirements over the long-term will require substantial liquidity and access to sources of funds, including capital and credit markets. Changes in global economic conditions, including material cost increases and decreases in economic activity in many of the markets that we serve, and our success in managing cost increases, inventory and other important elements of our business may significantly impact our ability to generate funds from operations. Continuing market volatility, the impact of government intervention in financial markets and general economic conditions may also adversely impact our ability to access capital and credit markets to fund operating needs.

Our line of credit agreement requires us to achieve certain financial and operating results and maintain compliance with specified financial ratios as outlined in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations, Financial Condition and Liquidity." Our ability to comply with these provisions will be affected by the depth and duration of the current recession. Failure to comply with the terms of our line of credit agreement could result in a default allowing our lenders to declare all borrowings under the line of credit to be immediately due and payable. This would require us to obtain additional financing or renegotiate the terms of our line of credit agreement. The terms under which we could obtain new or revised financing would likely be less favorable and require higher interest rates, significant fees and tighter restrictions and covenants.

Impact of acquisitions

We have historically expanded our business through acquisitions and expect we will do so in the future if appropriate opportunities arise. If we are not successful in integrating acquisitions, we may not realize the operating results we anticipated at the time of acquisition. In addition, industry downturns in the markets the acquired companies serve and general economic conditions may adversely affect our financial results. Future acquisitions may require us to incur additional debt and contingent liabilities, which may materially and adversely affect our business, operating results, cash flows and financial condition. The acquisition and integration of businesses involve a number of risks, including:

- Doing business in industries outside the lift truck material handling business;
- Difficulties in matching the business culture of the acquired business with our culture;
- Difficulties in the assimilation and retention of employees;
- Difficulties in retaining customers and integrating customer bases;
- Diversion of management's attention from existing operations due to the integration of acquired businesses;
- Difficulties in integrating operations and systems; and
- Assumption of unexpected liabilities.

Due to the decreased availability of, and the related high cost in accessing, liquidity and credit in this current volatile credit and capital market, we may, in a bid to conserve cash for operations, undertake acquisitions that would be financed in part through public offerings or private placements of debt or equity securities, or other arrangements. Such acquisition financing could result in a decrease of our ratio of earnings to fixed charges and adversely affect other leverage measures. We cannot guarantee any such acquisition financing would be available to us on acceptable terms if and when required. If we were to undertake an acquisition by issuing equity securities, the issued securities may have a dilutive effect on the interests of the holders of our common shares.

Economic, political and other risks associated with international operations

Foreign operations represent a significant portion of our business. We expect revenue from foreign markets to continue to represent a significant portion of our total sales. As noted in "Properties" (Item 2), we own or lease facilities in several foreign countries throughout the world. Since we manufacture and sell our products worldwide, our business is subject to risks associated with doing business internationally. Accordingly, our future results could be harmed by a variety of factors, including:

- Foreign currency exchange risks;
- Imposition of foreign exchange controls;
- Changes in a specific country's or region's political or economic conditions, particularly in emerging markets such as China;
- Seizure of our property or assets by a foreign government;
- Tariffs, quotas, other trade protection measures and import or export licensing requirements;
- Potentially negative consequences from changes in tax laws;
- Difficulty in staffing and managing global operations;
- Differing labor regulations;
- Requirements relating to withholding taxes on remittances and other payments by subsidiaries;
- Restrictions on our ability to own or operate or repatriate profits from our subsidiaries, make investments or acquire new businesses in foreign jurisdictions;
- Civil unrest or war in any of the countries in which we operate;
- Unexpected transportation delays or interruptions;
- Difficulty in enforcement of contractual obligations governed by non-U.S. law and complying with multiple and potentially conflicting laws; and
- Unexpected changes in regulatory requirements.

Foreign currency fluctuations

Changes in economic or political conditions globally and in any of the countries in which we operate could result in exchange rate movements, new currency or exchange controls or other restrictions being imposed on our operations.

Because our combined financial results are reported in U.S. dollars, translation of sales or earnings generated in other currencies into U.S. dollars can result in a significant increase or decrease in the amount of those sales or earnings. In addition, our debt service requirements are primarily in U.S. dollars, even though a portion of our cash flow is generated in foreign currencies. Significant changes in the value of these foreign currencies relative to the U.S. dollar could have a material adverse effect on our financial condition and our ability to meet interest and principal payments on U.S. dollar-denominated debt.

Fluctuations in currencies relative to currencies in which our earnings are generated make it more difficult to perform period-to-period comparisons of our reported results of operations. For purposes of accounting, the assets and liabilities of our foreign operations, where the local currency is the functional currency, are translated using period-end exchange rates, and the revenues, expenses and cash flows of our foreign operations are translated using average exchange rates during each period.

In addition to currency translation risks, we incur currency transaction risk whenever we enter into either a purchase or a sales transaction using a currency other than the local currency of the transacting entity. Given the volatility of exchange rates, we cannot be assured we will be able to effectively manage our currency transaction and/or translation risks. We have purchased and may continue to purchase foreign currency hedging instruments protecting or offsetting positions in certain currencies to reduce the risk of adverse currency fluctuations. We only purchase these instruments to cover actual currency exposures. We have in the past experienced and expect to experience at times in the future an impact on earnings as a result of foreign currency exchange rate fluctuations.

Original equipment manufacturers sourcing practices

We sell approximately 45% of our products directly to OEMs, several of which are global manufacturers. The following actions taken by these OEMs could significantly affect our business:

- Shifting from local or regional sourcing of products to lower cost global sourcing.
- Altering the distribution channels of certain products by acquiring all or part of their dealer network or by exerting influence over their sale of replacement parts and attachments through their distribution channels.
- Adjusting their inventories of finished products as part of ongoing operations.
- Manufacturing their own attachments.

Competition

Our products do not depend upon proprietary technology to any significant degree, and therefore can be subject to intense competition. Competitive characteristics of our products include overall performance, ease of use, quality, safety, customer service and support, manufacturing lead times, global reach, brand reputation, breadth of product line and price. Our customers increasingly demand more technologically advanced and integrated products in certain cases and we must continue to develop our expertise and technical capabilities in order to manufacture and market these products successfully. To retain our competitive position, we will need to invest continuously in research and development and improve our manufacturing, marketing, customer service and support and our distribution networks.

Loss of senior management

The success of our business is dependent on our ability to attract and retain qualified personnel. Several members of our senior management team have been with us for over 20 years, including our President and Chief Operating Officer, who have each been with us for over 35 years. We may lose the services of key management personnel or fail to attract and develop additional personnel who may be required.

Reliance on customers

Approximately 55% of our products are sold to the end-user customer through OEDs. Therefore, a significant portion of our sales is dependent on the quality and effectiveness of these dealers, who are not subject to our control. In addition, under current economic conditions customers may experience difficulty in obtaining credit to fund purchases of our products.

Environmental compliance costs and liabilities

Our operations and properties are subject to stringent U.S. and foreign, federal, state and local laws and regulations relating to environmental protection. These laws and regulations govern the investigation and cleanup of contaminated properties as well as air emissions, water discharges, waste management and disposal and workplace health and safety. We can be held responsible under these laws and regulations no matter if the original actions were legal or illegal and no matter if we knew of, or were responsible for, the presence of such hazardous or toxic substances. We could be responsible for payment of the full amount of any liability, whether or not any other responsible party also is liable.

These laws and regulations affect a significant percentage of our operations, are different in every jurisdiction and can impose substantial fines and sanctions for violations. Further, they may require substantial clean-up costs for our properties, many of which are sites of long-standing manufacturing operations, and the installation of costly pollution control equipment or operational changes to limit pollution emissions and/or decrease the likelihood of accidental hazardous substance releases. We must conform our operations and properties to these laws and adapt to regulatory requirements in all jurisdictions as these requirements change.

We routinely deal with natural gas, oil and other petroleum products. As a result of our operations, we generate, manage and dispose of or recycle hazardous wastes and substances such as solvents, thinner, waste paint, waste oil, wash-down wastes and sandblast material. Hydrocarbons or other hazardous substances or wastes may have been disposed or released on, under or from properties owned, leased or operated by us or on, under or from other locations where such substances or wastes have been taken for disposal. These properties may be subject to investigatory, clean-up and monitoring requirements under U.S. and foreign, federal, state and local environmental laws and regulations.

We released all rights we might have under insurance policies issued by insurance providers. In prior years, we entered into settlement agreements with these providers with respect to litigation to recover various expenses incurred in connection with environmental and related proceedings.

Underfunded benefit plans

Our obligations under our postretirement benefit plan and certain foreign subsidiaries' defined benefit pension plans are currently underfunded. At some time in the future we may have to make significant cash payments to fund these plans, which would reduce the cash available for our business.

As of January 31, 2009, our projected benefit obligations under our defined benefit pension plans exceed the fair value of assets by $1 million. As of January 31, 2009 our accumulated postretirement benefit obligation under our postretirement benefit plan, which is not funded, was $7.1 million. The underfunding in our defined benefit pension plans is due in part to fluctuations in the financial markets that caused the valuation of the assets to decrease. We expect any required cash payments to our plans that are not fully funded will be made from future cash flows from operations. If our cash contributions are insufficient to adequately fund the plans to cover our future obligations, the performance of the pension plan assets do not meet our expectations or assumptions are modified, our contributions could be materially higher than we expect. This would reduce the cash available for our business. Changes in U.S. or foreign laws governing these plans could require us to make additional contributions and changes to generally accepted accounting principles in the United States could require the recording of additional costs related to these plans.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

We own and lease various types of properties located throughout the world. Our executive offices are located in Fairview, Oregon. We generally consider the productive capacity of our manufacturing facilities to be adequate and suitable to meet our requirements. Our primary locations are presented below:

Location	Primary Activity	Approximate Square Footage	Status
NORTH AMERICA			
Springfield, Ohio	Manufacturing	200,000	Owned
Fairview, Oregon	Manufacturing/Headquarters	155,000	Owned
Guelph, Ontario Canada	Manufacturing	125,000	Owned
Toronto, Ontario Canada	Manufacturing	73,000	Leased
Woodinville, Washington	Manufacturing	68,000	Leased
Warner Robins, Georgia	Manufacturing	65,000	Owned
Findlay, Ohio	Manufacturing	52,000	Owned
San Juan Capistrano, California	Manufacturing	9,000	Leased
EUROPE			
Almere, The Netherlands	Manufacturing/European Headquarters	162,000	Owned
Schalksmuhle, Germany	Manufacturing	81,000	Owned
Verona, Italy	Manufacturing	74,000	Leased
Manchester, England	Manufacturing	44,000	Owned
La Machine, France	Manufacturing	37,000	Owned
Brescia, Italy	Manufacturing	19,000	Owned
Ancenis, France	Distribution	12,000	Owned
Vaggeryd, Sweden	Sales	2,000	Leased
Epignay, France	Sales	2,000	Leased
Barcelona, Spain	Sales	1,000	Leased
Vantaa, Finland	Sales	500	Leased
ASIA PACIFIC			
Brisbane, Australia	Manufacturing	46,000	Leased
Osaka, Japan	Sales/Distribution	24,000	Owned
Inchon, Korea	Manufacturing	12,000	Owned
Auckland, New Zealand	Sales/Distribution	9,000	Leased
Johannesburg, South Africa	Sales/Distribution	9,000	Leased
CHINA			
Hebei, China	Manufacturing	88,000	Leased
Xiamen, China	Manufacturing	78,000	Leased
Xiamen, China	Manufacturing	72,000	Leased
Hebei, China	Manufacturing	65,000	Leased

Item 3. Legal Proceedings

Neither Cascade nor any of our subsidiaries are involved in any material pending legal proceedings. We believe we are adequately insured against product liability, personal injury and property damage claims, which may occasionally arise.

Item 4. Submission of Matters to a Vote of Security Holders

None.

Officers of the Registrant

Robert C. Warren, Jr.—Chief Executive Officer and President (1)—Mr. Warren, 60, has served as President and Chief Executive Officer of Cascade since 1996. He was President and Chief Operating Officer from 1993 until 1996 and was formerly Vice President—Marketing. Mr. Warren joined Cascade in 1972.

Richard S. Anderson—Senior Vice President and Chief Operating Officer (1)—Mr. Anderson, 61, has served as Chief Operating Officer since 2008. Mr. Anderson has been employed by Cascade since 1972 and held several positions including his appointments as Chief Financial Officer from 2001 to 2008, Vice President—Material Handling Product Group in 1996 and Senior Vice President—International in 1999.

Frank R. Altenhofen, Vice President—Asia Pacific (1)—Mr. Altenhofen, 47, was appointed Vice President—Asia Pacific in June 2008 and was appointed Vice President, Americas in 2007. He started his career with Cascade in 1983 and held numerous manufacturing, marketing, and management positions including General Manager of Cascade's operations in China, until his departure in 2001. Mr. Altenhofen's experience from 2001 to 2007 includes four years as President of an international medical device company.

Peter D. Drake, Vice President—Americas (1)—Mr. Drake, 41, was appointed Vice President—Americas in June 2008. He started his career with Cascade in 1991 and has held a number of management positions including serving as Plant Manager for Cascade's Portland facility since 2000.

Michael E. Kern, Vice President—Construction Attachment Division (1)—Mr. Kern, 62, has served as Vice President – Construction Attachment Division since 2007. He has been employed by Cascade since 1966 and has held several positions, including his appointments as Vice President—Sales and Marketing in 2003, as Vice President—Director of Dealer Marketing and Sales in 2001 and Aftermarket Sales Manager in 1999.

Kevin B. Kreiter, Vice President—Engineering and Marketing (1)—Mr. Kreiter, 55, has served in his current position since 2007. He has been employed by Cascade since 1979 and has held several positions within the engineering group, including his appointment as Vice President—Engineering in 2006.

Jeffrey K. Nickoloff, Vice President—Corporate Manufacturing (1)—Mr. Nickoloff, 53, has served in his current position since 2002. He has held several positions with Cascade, including his appointments as Director of North American Manufacturing in 2000 and Plant Manager in 1993. Mr. Nickoloff joined Cascade in 1979.

Joseph G. Pointer, Vice President and Chief Financial Officer (1)—Mr. Pointer, 48, has served as Chief Financial Officer since 2008. He was the Vice President—Finance from 2000 to 2008. Prior to joining Cascade in 2000, Mr. Pointer was a partner at PricewaterhouseCoopers LLP in Portland, Oregon.

Davide Roncari, Vice President—Europe (1)—Mr. Roncari, 36, was appointed Vice President—Europe in June 2008. He has held a number of management positions in Cascade's European operations since 2003, including his most recent assignment as Director of Engineering—Europe and Director of Production for the Verona, Italy manufacturing operations.

Susan Chazin-Wright, Vice President—Human Resources (1)—Susan Chazin-Wright, 57, was appointed as Vice President–Human Resources in March 2008. Prior to joining Cascade, Ms. Wright served as Director of Human Resources at the Stanford Graduate School of Business and as Vice President of Corporate Services at Denso Corporation, a Toyota affiliate automotive component manufacturer.

John A. Cushing—Treasurer—Mr. Cushing, 48, has served as Treasurer since 2001. He previously was Assistant Treasurer from 1999 until 2001. Prior to joining Cascade in 1999, Mr. Cushing was Assistant Treasurer for Fred Meyer, Inc., a retail company in Portland, Oregon.

(1)—These individuals are considered executive officers of Cascade Corporation.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

As of March 11, 2009, there were 167 shareholders of record of Cascade's common stock including blocks of shares held by various depositories. It is our belief that when the shares held by the depositories are attributed to the beneficial owners, the total exceeds 2,000.

Performance Graph

The following graph compares the annual percentage change in the cumulative shareholder return on our common stock with the cumulative total return of the Russell 2000 Index and an industry group of peer companies, in each case assuming investment of $100 on January 31, 2004, and reinvestment of dividends. The stock price performance shown in the graph below is not necessarily indicative of future stock price performance. Notwithstanding anything to the contrary set forth in any of our filings under the Securities Act of 1933 or the Securities Exchange Act of 1934, the stock performance graph shall not be incorporated by reference into any such filings and shall not otherwise be deemed filed under such acts.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Cascade Corporation, The Russell 2000 Index
And A Peer Group


$300
$250
$200
$150
$100
$50
$0
1/04
1/05
1/06
1/07
1/08
1/09
Cascade Corporation
Russell 2000
Peer Group

---

* $100 invested on 1/31/04 in stock & index-including reinvestment of dividends.
Fiscal year ending January 31.

The peer group comprises the following companies: Actuant Corporation., Alamo Group Inc., Ampco-Pittsburgh Corporation, Astec Industries, Inc., Columbus-McKinnon Corporation, Gulf Island Fabrication, Inc., IDEX Corporation, Lindsay Manufacturing Company, Nordson Corporation.

Market Information

The high and low sales prices of our common stock based on intra-day prices on the New York Stock Exchange for each quarter during the last two fiscal years were as follows:

	Year ended January 31			
	2009		2008	
	High	Low	High	Low
First quarter	$54.87	$39.70	$66.20	$53.28
Second quarter	51.05	39.01	89.87	60.02
Third quarter	53.76	27.65	77.85	54.92
Fourth quarter	36.16	20.60	64.87	40.06

Common Stock Dividends

The common stock dividends declared during each quarter of the last two fiscal years were as follows:

	Year ended January 31	
	2009	2008
First quarter	$0.18	$0.16
Second quarter	0.20	0.18
Third quarter	0.20	0.18
Fourth quarter	0.20	0.18
Total	$0.78	$0.70

Common Stock Repurchase

During the first quarter of fiscal 2009 we concluded our share repurchase program. In total, we repurchased 2,435,000 shares of common stock for $130 million over an 18 month period.

Stock Exchange Listing and Transfer Agent

Cascade's stock is traded on the New York Stock Exchange under the symbol CAE.

Cascade's registrar and transfer agent is BNY Mellon Shareowner Services, P.O. Box 358015, Pittsburgh, P.A., 15252, (877) 268-3023.

Equity Compensation Plan Information

For information on our equity compensation plans, see Item 12 of this report.

Item 6. Selected Financial Data

The following selected financial data should be read in conjunction with our consolidated financial statements and accompanying notes contained in Item 8 of this Form 10-K.

	Year Ended January 31				
	2009	2008	2007	2006	2005
	(In thousands, except per share amounts and employees)				
Income statement data:					
Net sales	$534,172	$558,073	$478,850	$450,503	$385,719
Operating income(1)	$ 11,477	$ 95,613	$ 68,351	$ 63,894	$ 47,777
Net income(2)	$ 1,267	$ 60,147	$ 45,481	$ 42,051	$ 28,490
Cash flow data:					
Cash flows from operating activities	$ 41,086	$ 53,326	$ 57,109	$ 50,425	$ 37,808
Cash flows from investing activities	$(16,134)	$(31,627)	$(33,582)	$(31,723)	$(14,857)
Cash flows from financing activities	$(20,382)	$(33,432)	$(22,153)	$(13,191)	$(16,892)
Stock information:					
Basic earnings per share(2)	$ 0.12	$ 5.08	$ 3.64	$ 3.40	$ 2.34
Diluted earnings per share(2)	$ 0.11	$ 4.88	$ 3.48	$ 3.27	$ 2.24
Book value per common share(3)	$ 21.84	$ 24.73	$ 22.51	$ 20.69	$ 17.82
Dividends declared	$ 0.78	$ 0.70	$ 0.61	$ 0.54	$ 0.45
Balance sheet information:					
Cash and marketable securities	$ 31,185	$ 21,223	$ 36,593	$ 58,497	$ 31,985
Working capital(4)	$161,718	$151,971	$113,130	$124,962	$ 94,154
Property, plant and equipment, net	$ 93,826	$ 98,350	$ 84,151	$ 75,374	$ 82,027
Total assets	$397,583	$462,500	$397,432	$361,283	$328,092
Total debt	$102,763	$110,716	$ 51,119	$ 29,922	$ 40,564
Shareholders' equity	$236,967	$268,025	$271,636	$259,406	$217,883
Other:					
Capital expenditures	$ 16,709	$ 22,808	$ 18,078	$ 10,580	$ 13,581
Depreciation	$ 13,801	$ 13,898	$ 13,753	$ 14,562	$ 13,912
Amortization	$ 2,519	$ 3,214	$ 1,472	$ 1,443	$ 658
Share-based compensation expense(5)	$ 4,421	$ 4,451	$ 4,033	$ 2,278	$ 2,492
Interest expense, net of interest income	$ 3,475	$ 3,315	$ 400	$ 1,762	$ 3,008
Diluted weighted average shares outstanding	11,077	12,333	13,071	12,850	12,726
Number of employees	2,100	2,400	2,100	1,900	1,800

(1) Amount includes a $46,376 asset impairment charge in 2009 and a $15,977 insurance litigation recovery in 2008.

(2) Amount includes an after-tax asset impairment charge in 2009 of $31,576 ($2.85 per diluted share) and an after-tax insurance litigation recovery in 2008 of $10,026 ($0.81 per diluted share).

(3) Defined as equity divided by number of common shares at year end.

(4) Defined as current assets less current liabilities.

(5) See Notes 2 and 12 to the Consolidated Financial Statements for additional information on share-based compensation.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following is a discussion and analysis of certain significant factors that have affected our financial condition as of January 31, 2009, and the results of operations and cash flows for the fiscal years ended January 31, 2009, 2008 and 2007. This information should be read in conjunction with our consolidated financial statements and notes thereto under Item 8, "Financial Statements and Supplementary Data" of this report.

OVERVIEW

Our businesses globally manufacture and distribute material handling load engagement products primarily for the lift truck industry and to a lesser extent the construction industry. We operate our business in four geographic segments: North America, Europe, Asia Pacific and China. A further discussion of the nature of our business is contained in Item 1, "Business," of this report.

RECENT TRENDS AND DEVELOPMENTS AFFECTING OUR RESULTS

Global Economic Downturn

The financial and banking crisis that occurred in the fourth quarter of fiscal 2009 triggered a significant decline in global economic conditions, which included depressed demand for lift trucks and our products. Global lift truck order rates in January 2009 were 56% below the prior year and are at their lowest levels since 1983. Financial markets also continue to be under stress. The uncertainty around the depth and duration of this recession makes it very difficult to estimate the effect on our business in the future. As a result, we are executing plans and implementing actions throughout Cascade to deal with this very challenging global business environment. The actions to date have included:

- Reduction of our global workforce by 20% at locations where business is expected to remain at current levels in the near term
- 10% reduction in both salaries for our executive team and fees paid to our board of directors
- Pay and hiring freezes at all locations
- Reduced work schedules, including plant shutdowns for limited time periods, at most manufacturing facilities
- Controls and limits over all spending to reduce production and administrative costs
- Controls and limits over capital expenditures

We believe the steps we have taken will position us to emerge from this economic cycle a stronger company, able to take advantage of improved markets and increase our market share.

Europe Restructuring

We have taken a number of steps to improve the structure of our European operations. These steps have included changes in management personnel, workforce reductions at two facilities, movement of certain production to Italy and the planned closure of a fork manufacturing facility in France. These changes have not yet translated into improved financial results because they have involved significant costs and caused considerable operational disruption. However we believe that over the long-term our objective of increased profitability in Europe will be met. The global economic recession has also had a significant impact on these activities and our evaluation of future steps.

Construction Business

During the fourth quarter of fiscal 2009 we recorded an impairment charge of $46 million related to goodwill and intangible assets from our North American construction attachment business. This charge is a result of operating losses incurred in our construction business during fiscal 2009 due to severely depressed levels of construction activity in the United States. These factors prompted a revaluation of the recorded value of this business in comparison with the estimated fair value as part of our impairment tests.

COMPARISON OF FISCAL 2009 AND FISCAL 2008

Executive Summary

	Year Ended January 31			
	2009	2008	Change	Change %
	(In thousands except per share amounts)			
Net sales	$534,172	$558,073	$(23,901)	(4)%
Operating income	$ 11,477	$ 95,613	$(84,136)	(88)%
Net income	$ 1,267	$ 60,147	$(58,880)	(98)%
Diluted earnings per share	$ 0.11	$ 4.88	$ (4.77)	(98)%

During the fourth quarter of fiscal 2009 we recognized a $46.4 million asset impairment charge for goodwill and intangible assets associated with our construction attachment business, which decreased net income $31.6 million. During the first quarter of fiscal 2008 we settled an insurance litigation matter which accounted for a $16 million increase to operating income and a $10 million increase to net income. We believe the following exclusion of the asset impairment charge and insurance litigation recovery provides a more appropriate comparison of fiscal 2009 and fiscal 2008 financial results.

	Year Ended January 31			
	2009	2008	Change	Change %
	(In thousands except per share amounts)			
Net of asset impairment charge and insurance litigation recovery:				
Operating income	$57,853	$79,636	$(21,783)	(27)%
Net income	$32,843	$50,121	$(17,278)	(34)%
Diluted earnings per share	$ 2.96	$ 4.06	$ (1.10)	(27)%

The calculation of operating income, net income and diluted earnings per share, excluding the asset impairment charge and insurance litigation recovery is as follows (in thousands, except per share amounts):

	Year Ended January 31	
	2009	2008
Operating income as reported	$11,477	$ 95,613
Add: asset impairment charge	46,376	—
Less: insurance litigation recovery	—	(15,977)
Adjusted operating income, excluding asset impairment charge and insurance litigation recovery	$57,853	$ 79,636
Net income as reported	$ 1,267	$ 60,147
Add: asset impairment charge, net of income taxes of $14,800	31,576	—
Less: insurance litigation recovery, net of income taxes of $5,951	—	(10,026)
Adjusted net income, excluding asset impairment charge and insurance litigation recovery	$32,843	$ 50,121
Diluted weighted average shares outstanding	11,077	12,333
Diluted earnings per share, excluding asset impairment charge and insurance litigation recovery	$ 2.96	$ 4.06

The following are financial highlights for fiscal 2009:

- During the current year consolidated net sales were down 6%, excluding the impact of foreign currency changes. Global lift truck shipments were flat compared to fiscal 2008.
- During fiscal 2009, gross profit percentages decreased in all geographic regions as a result of lower sales volumes and material price increases. Our consolidated gross profit percentage decreased to 28% in the current year from 31% in the prior year.

North America

	Year Ended January 31					
	2009	%	2008	%	Change	Change %
	(In thousands)					
Net sales	$257,077	90%	$286,832	90%	$(29,755)	(10)%
Transfers between areas	29,083	10%	33,118	10%	(4,035)	(12)%
Net sales and transfers	286,160	100%	319,950	100%	(33,790)	(11)%
Cost of goods sold	198,236	69%	210,118	66%	(11,882)	(6)%
Gross profit	87,924	31%	109,832	34%	(21,908)	(20)%
Selling and administrative	45,451	16%	51,020	16%	(5,569)	(11)%
Loss (gain) on disposition of assets, net	178	—	(1,135)	(1)%	1,313	—
Amortization	2,221	1%	2,482	1%	(261)	(11)%
Insurance litigation recovery, net	—	—	(15,977)	(5)%	15,977	—
Asset impairment	46,376	16%	—	—	46,376	—
Operating income (loss)	$ (6,302)	(2)%	$ 73,442	23%	$(79,744)	(109)%

Details of the change in net sales compared to the prior year are as follows (in thousands):

	Amount	Change %
Net sales change	$(29,354)	(10)%
Foreign currency change	(401)	(0)%
Total	$(29,755)	(10)%

The following summarizes financial results for North America for fiscal 2009. All percentage comparisons to the prior year exclude the impact of foreign currencies:

- Net sales decreased 10% during fiscal 2009 primarily as a result of lower sales volumes due to the general economic downturn, which worsened during the fourth quarter, but was partially offset by sales price increases. North America lift truck industry shipments decreased 12% from 2008 to 2009. We have found that lift truck industry statistics provide an indication of the direction of our business activity. However, changes in our net sales do not correspond directly to the percentage changes in lift truck industry shipments, because certain industry sectors of the economy use our products more than others.
- Transfers to other Cascade geographic areas decreased 12% during fiscal 2009 due to lower global customer demand.
- Our gross profit percentage decreased 3% during fiscal 2009 due to higher material costs, changes in product mix, lower production volumes, new product introduction costs and other cost increases, which were partially offset by sales price increases. Our gross profit percentage has been consistent each quarter during the current year.
- Selling and administrative costs decreased 11% during the current year due to a reduction in personnel and consulting costs combined with significant discretionary spending reductions in other areas.

- During the fourth quarter of fiscal 2009, we recognized a $46.4 million asset impairment charge for goodwill and intangible assets associated with our construction attachment business. See Critical Accounting Policies and Estimates for further discussion related to the asset impairment charge.
- During fiscal 2008, we realized a $1.1 million pre-tax gain on the sale of land in Fairview, Oregon.
- During fiscal 2008, we entered into a settlement agreement with Employers Reinsurance Corporation with respect to litigation to recover various expenses incurred in connection with environmental and related proceedings. The recovery from this settlement was $16 million, net of expenses.

Europe

	Year Ended January 31					
	2009	%	2008	%	Change	Change %
	(In thousands)					
Net sales	$167,955	99%	$171,435	99%	$(3,480)	(2)%
Transfers between areas	1,686	1%	1,497	1%	189	13%
Net sales and transfers	169,641	100%	172,932	100%	(3,291)	(2)%
Cost of goods sold	144,388	85%	145,288	84%	(900)	(1)%
Gross profit	25,253	15%	27,644	16%	(2,391)	(9)%
Selling and administrative	26,148	15%	26,201	15%	(53)	—
Loss on disposition of assets, net	108	—	—	—	108	—
Amortization	298	—	732	1%	(434)	(59)%
European restructuring costs	2,544	2%	—	—	2,544	—
Operating income (loss)	$ (3,845)	(2)%	$ 711	0%	$(4,556)	(641)%

Details of the change in net sales compared to the prior year are as follows (in thousands):

	Amount	Change %
Net sales change	$(8,249)	(5)%
Foreign currency change	4,769	3%
Total	$(3,480)	(2)%

The following summarizes financial results for Europe for fiscal 2009. All percentage comparisons to the prior year exclude the impact of foreign currencies:

- During fiscal 2009 net sales decreased 5%, primarily as a result of weakening economic conditions in the fourth quarter. Although lift truck industry shipments for the year increased 1%, European lift truck shipments for the fourth quarter 2009 were down 27% and appear to be more reflective of the current economic conditions.
- Our current year gross profit percentage decreased 1%, primarily due to increased material costs, which have been mitigated in part by sales price increases and more efficient manufacturing as a result of cost reductions.
- Selling and administrative expenses decreased 4%, due to lower personnel, selling, and other general costs.
- During fiscal 2009, we incurred $2.5 million in restructuring costs, primarily severance and legal costs, related to optimization of operations at our facilities in Almere, The Netherlands and Hagen, Germany. Continued restructuring activities are in process which will result in additional costs in the coming year. Included among these activities is the closure of our fork manufacturing facility in France in March 2009, at an estimated cost of $2.7 million.

Asia Pacific

	Year Ended January 31					
	2009	%	2008	%	Change	Change %
		(In thousands)				
Net sales	$68,466	99%	$59,776	100%	$8,690	15%
Transfers between areas	355	1%	179	—	176	98%
Net sales and transfers	68,821	100%	59,955	100%	8,866	15%
Cost of goods sold	52,458	76%	44,892	75%	7,566	17%
Gross profit	16,363	24%	15,063	25%	1,300	9%
Selling and administrative	9,040	13%	8,297	14%	743	9%
Loss (gain) on disposition of assets, net	47	—	(34)	—	81	—
Operating income	$ 7,276	11%	$ 6,800	11%	$ 476	7%

Details of the change in net sales compared to the prior year are as follows (in thousands):

	Amount	Change %
Net sales change	$8,180	14%
Foreign currency change	510	1%
Total	$8,690	15%

The following summarizes the financial results for Asia Pacific for fiscal 2009. All percentage comparisons to the prior year exclude the impact of foreign currencies:

- Net sales increased 14% due to higher shipping volumes as a result of strong business activity in the region. Lift truck industry shipments for the year increased 3%. However, Asia Pacific lift truck shipments for the fourth quarter 2009 were down 20% and appear to be more reflective of the current economic conditions.
- Our gross profit percentage in Asia Pacific decreased 1% due to material cost increases and fluctuations in foreign currency rates.
- Selling and administrative costs increased 6% due to higher personnel, marketing and other general expenses. However, as a percentage of net sales and transfers, selling and administrative costs decreased from 14% in fiscal 2008 to 13% in fiscal 2009.

China

	Year Ended January 31					
	2009	%	2008	%	Change	Change %
		(In thousands)				
Net sales	$40,674	64%	$40,030	70%	$ 644	2%
Transfers between areas	23,219	36%	17,410	30%	5,809	33%
Net sales and transfers	63,893	100%	57,440	100%	6,453	11%
Cost of goods sold	44,885	70%	38,805	68%	6,080	16%
Gross profit	19,008	30%	18,635	32%	373	2%
Selling and administrative	4,590	8%	3,927	6%	663	17%
Loss on disposition of assets, net	70	—	48	—	22	—
Operating income	$14,348	22%	$14,660	26%	$ (312)	(2)%

Details of the change in net sales compared to the prior year are as follows (in thousands):

	Amount	Change %
Net sales change	$(2,764)	(7)%
Foreign currency change	3,408	9%
Total	$ 644	2%

The following summarizes the financial results for China for fiscal 2009. All percentage comparisons to the prior year exclude the impact of foreign currencies:

- During fiscal 2009 net sales decreased 7% due to a general slowdown in the Chinese economy during the fourth quarter, which included a decline in the lift truck industry. Lift truck industry shipments for the year decreased 4%. China lift truck shipments for the fourth quarter 2009 were down 45% and appear to be more reflective of the current economic conditions.
- Transfers to other Cascade geographic areas increased during fiscal 2009 due to the export of products to Europe and Asia Pacific.
- The current year gross profit percentage decreased 2% due to material cost increases, changes in product mix and higher intercompany transfers, which carry lower gross margins. Price increases implemented during the current year helped to mitigate these factors to some extent.
- Selling and administrative costs increased 7% during fiscal 2009 due to marketing, consulting and other general costs.

Non-Operating Items

The following are financial highlights for non-operating items during fiscal 2009:

- Interest expense, net of interest income, remained relatively constant during fiscal 2009.
- Foreign currency losses increased $2.2 million during fiscal 2009. This is a result of significant changes in the Euro, British Pound, Korean Won, Canadian Dollar and Australian Dollar.

The following table represents the percentage change from January 31, 2008 to January 31, 2009 in our most significant foreign currency rates.

Currency	Change %
Korean Won	(32)%
Australian Dollar	(29)%
British Pound	(27)%
Canadian Dollar	(18)%
Euro	(14)%
Chinese Yuan	5%

- The effective tax rate for fiscal 2009 was 71% compared to 34% in the prior fiscal year. The increase is primarily attributable to a low level of net income for fiscal 2009 as a result of impairments of intangible assets and goodwill that are not deductible for tax purposes, offset in part by benefits from foreign tax credits.

Lift Truck Market Outlook

The uncertainty around the depth and duration of this recession makes it very difficult to estimate the effect on the global lift truck market in the future. However, we are anticipating that the current decline in global demand for lift trucks will continue through fiscal 2010 and into 2011.

Additional information on lift truck industry trends can be found at www.cascorp.com/investor/industrytrends. This website address is intended to provide an inactive, textual reference only. The information at this website is not part of this Form 10-K and is not incorporated by reference.

Fourth Quarter Results (2009/2008)

	Three Months Ended January 31					
	2009	%	2008	%	Change	Change %
	(In thousands)					
Net sales	$ 95,068	100%	$136,247	100%	$(41,179)	(30)%
Cost of goods sold	72,122	76%	97,629	72%	(25,507)	(26)%
Gross profit	22,946	24%	38,618	28%	(15,672)	(41)%
Selling and administrative expenses	17,614	19%	23,603	17%	(5,989)	(25)%
Loss on disposition of assets	236	—	57	—	179	314%
Amortization	518	—	808	1%	(290)	(36)%
Asset impairment charge	46,376	49%	—	—	46,376	—
European restructuring costs	806	1%	—	—	806	—
Operating income (loss)	(42,604)	(45)%	14,150	10%	(56,754)	(401)%
Interest expense, net	399	—	988	1%	(589)	(60)%
Foreign currency losses, net	1,239	2%	412	—	827	201%
Income (loss) before taxes	(44,242)	(47)%	12,750	9%	(56,992)	(447)%
Provision for (benefit from) taxes	(13,741)	(15)%	3,963	3%	(17,704)	(447)%
Net income (loss)	$(30,501)	(32)%	$ 8,787	6%	$(39,288)	(447)%
Diluted earnings (loss) per share	$ (2.82)		$ 0.74			
Operating income (loss) by region:						
North America	$(41,827)		$ 10,277		$(52,104)	(507)%
Europe	(3,439)		(1,974)		(1,465)	(74)%
Asia Pacific	1,065		1,752		(687)	(39)%
China	1,597		4,095		(2,498)	(61)%
	$(42,604)		$ 14,150		$(56,754)	(401)%

The following summarizes the financial results from the fourth quarter of fiscal 2009. All percentage comparisons to the prior year exclude the impact of foreign currencies:

- Based on order rates from October 2008, we projected that our net sales for the fourth quarter 2009 would be down approximately 30%. The following table compares the declines in our net sales and lift truck industry shipments from the fourth quarter of fiscal 2008 to fiscal 2009:

	Net Sales	Lift Truck Industry Shipments
North America	(27)%	(15)%
Europe	(25)%	(27)%
Asia Pacific	(4)%	(20)%
China	(51)%	(45)%
Global	(26)%	(25)%

- We experienced a decrease in gross profit percentage in every region primarily as a result of lower sales volumes and material price increases experienced in all geographic segments.

- Selling and administrative expenses decreased 24%, due to reductions in personnel, consulting, selling, and other general costs.

- Decreases in operating results in all regions are attributable to a significant slowing in the global economy during the fourth quarter.
- During the fourth quarter we recorded a $46.4 million ($31.6 million after tax) asset impairment charge for goodwill and intangible assets associated with our North American construction attachment business. Excluding this impairment charge, net income for the fourth quarter would have been $1.1 million.
- The tax benefit for the fourth quarter of fiscal 2009 was 31%. We were unable to realize a tax benefit for a portion of the asset impairment charge incurred during the quarter, as this amount is not currently deductible for tax purposes.

COMPARISON OF FISCAL 2008 AND FISCAL 2007

Executive Summary

	Year Ended January 31			
	2008	2007	Change	Change %
	(In thousands except per share amounts)			
Net sales	$558,073	$478,850	$79,223	17%
Operating income	$ 95,613	$ 68,351	$27,262	40%
Net income	$ 60,147	$ 45,481	$14,666	32%
Diluted earnings per share	$ 4.88	$ 3.48	$ 1.40	40%

The following are financial highlights for fiscal 2008:

- All regions experienced higher sales and operating income levels compared to the prior year. During fiscal 2008 we posted record levels of consolidated net sales primarily as a result of the strength of lift truck markets in Europe, China and Asia Pacific, acquisitions in North America and our capital expansion plan in China. Excluding the impact of foreign currency, net sales increased 9% during fiscal 2008, primarily due to increased shipment volumes and to a lesser extent price increases. Global lift truck shipments increased 10% compared to the prior year.
- During fiscal 2008 we settled an insurance litigation matter which resulted in a $16 million increase in operating income and a $10 million increase in net income ($0.81 per diluted share). See "Comparison of Fiscal 2009 and Fiscal 2008" for calculations of operating income, net income and diluted earnings per share, excluding the insurance litigation recovery.

North America

	Year Ended January 31					
	2008	%	2007	%	Change	Change %
	(In thousands)					
Net sales	$286,832	90%	$263,312	91%	$ 23,520	9%
Transfers between areas	33,118	10%	25,367	9%	7,751	31%
Net sales and transfers	319,950	100%	288,679	100%	31,271	11%
Cost of goods sold	210,118	66%	185,869	64%	24,249	13%
Gross profit	109,832	34%	102,810	36%	7,022	7%
Selling and administrative	51,020	16%	46,750	16%	4,270	9%
Loss (gain) on disposition of assets, net	(1,135)	(1)%	16	—	(1,151)	—
Amortization	2,482	1%	598	1%	1,884	—
Insurance litigation recovery, net	(15,977)	(5)%	—	—	(15,977)	—
Operating income	$ 73,442	23%	$ 55,446	19%	$ 17,996	32%

The following are financial highlights for North America for fiscal 2008:

- Higher sales in fiscal 2008 were primarily the result of acquisitions made in the fourth quarter of fiscal 2007 and the second quarter of fiscal 2008. Excluding net sales from acquisitions and the impact of currency changes, net sales increased 1% due to price increases. North America lift truck industry shipments decreased 9% from 2007 to 2008. We have found that lift truck industry statistics provide an indication of the direction of our business activity. However, changes in our net sales do not correspond directly to the percentage changes in lift truck industry shipments, because certain industry sectors of the economy use our products more than others.
- Transfers to other Cascade geographic areas increased 31% during fiscal 2008 due to increased customer demand globally.
- Our gross profit percentage decreased 2% during fiscal 2008, due to higher material costs, transfers between areas and changes in product mix.
- Selling and administrative costs increased 8%, excluding currency changes, mainly due to acquisitions, share-based compensation expense and personnel costs. As a percentage of net sales and transfers, selling and administrative costs remained consistent with the prior year.
- During the second quarter of fiscal 2008 we realized a pre-tax gain of $1.1 million on the sale of land in Fairview, Oregon.
- Higher amortization costs in fiscal 2008 relate to the amortization of intangible assets from our acquisitions.
- During the first quarter of fiscal 2008, we entered into a settlement agreement with Employers Reinsurance Corporation with respect to litigation to recover various expenses incurred in connection with environmental and related proceedings. The pre-tax recovery from this settlement was $16 million, net of expenses.

Europe

	Year Ended January 31					
	2008	%	2007	%	Change	Change %
	(In thousands)					
Net sales	$171,435	99%	$137,755	99%	$33,680	24%
Transfers between areas	1,497	1%	1,468	1%	29	2%
Net sales and transfers	172,932	100%	139,223	100%	33,709	24%
Cost of goods sold	145,288	84%	116,582	84%	28,706	25%
Gross profit	27,644	16%	22,641	16%	5,003	22%
Selling and administrative	26,201	15%	22,921	16%	3,280	14%
Gain on disposition of assets, net	—	—	(588)	(1)%	588	—
Amortization	732	1%	851	1%	(119)	(14)%
Operating income	$ 711	—	$ (543)	—	$ 1,254	—

The following are financial highlights for Europe for fiscal 2008:

- During fiscal 2008, net sales increased 15%, excluding currency changes, due to increased shipment volumes, which reflect a strong European lift truck market. European lift truck industry shipments increased 21% compared to the prior year.
- Our gross profit percentage remained consistent at 16% during fiscal 2008 and fiscal 2007. The benefits of fixed cost absorption due to higher sales and production levels were offset by increases in material costs, production inefficiencies at multiple manufacturing facilities and higher freight and personnel expenses.

- Excluding the impact of currency changes, selling and administrative expenses increased 5% in Europe, because of higher sales and marketing costs. As a percentage of net sales and transfers, selling and administrative costs decreased from 16% in fiscal 2007 to 15% in fiscal 2008.

Asia Pacific

	Year Ended January 31					
	2008	%	2007	%	Change	Change %
	(In thousands)					
Net sales	$59,776	100%	$48,256	100%	$11,520	24%
Transfers between areas	179	—	220	—	(41)	(19)%
Net sales and transfers	59,955	100%	48,476	100%	11,479	24%
Cost of goods sold	44,892	75%	36,383	75%	8,509	23%
Gross profit	15,063	25%	12,093	25%	2,970	25%
Selling and administrative	8,297	14%	7,996	17%	301	4%
Gain on disposition of assets, net	(34)	—	(17)	—	(17)	—
Amortization	—	—	19	—	(19)	—
Operating income	$ 6,800	11%	$ 4,095	8%	$ 2,705	66%

The following are financial highlights for Asia Pacific for fiscal 2008:

- Excluding currency changes, net sales increased 20% during fiscal 2008. This increase occurred in all locations throughout the region due to increased shipment volumes. The growth in sales also reflects the benefits of our initiative in China to produce a wider selection of products for sale in this region. Lift truck industry shipments in Asia Pacific increased 7% in fiscal 2008 compared to fiscal 2007.
- Our gross profit percentage in Asia Pacific remained consistent at 25% during fiscal 2008. The benefits of sourcing lower cost product from China were offset by increased sales of lower margin products during the current year.
- Excluding the impact of currency changes, selling and administrative costs decreased 1% in fiscal 2008, due to lower general costs. Overall costs were lower as a percentage of sales in fiscal 2008.

China

	Year Ended January 31					
	2008	%	2007	%	Change	Change %
	(In thousands)					
Net sales	$40,030	70%	$29,527	79%	$10,503	36%
Transfers between areas	17,410	30%	7,853	21%	9,557	122%
Net sales and transfers	57,440	100%	37,380	100%	20,060	54%
Cost of goods sold	38,805	68%	24,944	67%	13,861	56%
Gross profit	18,635	32%	12,436	33%	6,199	50%
Selling and administrative	3,927	6%	3,042	8%	885	29%
Loss on disposition of assets, net	48	—	37	—	11	—
Amortization	—	—	4	—	(4)	—
Operating income	$14,660	26%	$ 9,353	25%	$ 5,307	57%

The following are financial highlights for China for fiscal 2008:

- During fiscal 2008, net sales increased 31%, excluding the impact of currency changes. Our capital expansion plan in China has increased our capabilities to manufacture a larger volume of products, resulting in increased sales. Lift truck industry shipments in China increased 26% in fiscal 2008.

- Transfers to other Cascade geographic areas, including Asia Pacific and Europe, increased 122% during fiscal 2008, due to the expansion of operations in China.
- The current year gross profit percentage decreased to 32% from 33% during fiscal 2007 due to changes in product mix and increased intercompany transfers.
- Selling and administrative costs increased 24%, excluding currency changes during fiscal 2008 due to additional costs to support our expanded operations in China. As a percentage of net sales and transfers, selling and administrative costs decreased in fiscal 2008.

Form 10-K

Non-Operating Items

The following are financial highlights for non-operating items during fiscal 2008:

- Interest expense, net of interest income, increased $2.9 million during fiscal 2008 due to additional borrowings to fund various initiatives, including our share repurchase program and our acquisition of American Compaction Equipment, Inc.
- Other expense during fiscal 2008 was comprised primarily of foreign currency losses, which were the result of stronger foreign currencies compared to the U.S. dollar. During fiscal 2008 the value of the Euro and Canadian dollar increased 14% and 17% against the U.S. dollar.
- Our effective tax rate remained consistent at 34%.

CASH FLOWS

The statements of cash flows reflect the changes in cash and cash equivalents for the three years ended January 31, 2009 by classifying transactions into three major categories of activities: operating, investing and financing.

Our overall balance of cash and cash equivalents was $31 million at January 31, 2009 including $15.7 million in China. We would expect our balance of cash and cash equivalents for ongoing operations to remain at approximately the $20 million level for the foreseeable future. Legal restrictions and tax consequences in certain jurisdictions can limit our ability to repatriate cash to the United States. Certain transactions could result in negative tax consequences.

The following table presents net changes in cash and cash equivalents for the three years ended January 31, 2009.

	Year Ended January 31		
	2009	2008	2007
		(In thousands)	
Operating activities	$ 41,086	$ 53,326	$ 57,109
Investing activities	(16,134)	(31,627)	(33,582)
Financing activities	(20,382)	(33,432)	(22,153)
Effect of exchange rate changes	5,392	(3,637)	(274)
Net change in cash	$ 9,962	$(15,370)	$ 1,100

Operating

Our main source of liquidity is cash generated from operating activities. The major operating activity is net income adjusted for non-cash operating items such as loss on asset impairment, depreciation, amortization, share-based compensation and changes in working capital.

The following are operating activity highlights for fiscal 2009:

- Net cash provided by operating activities decreased $12.3 million during fiscal 2009 compared to fiscal 2008.

- Lower net income in fiscal 2009, as a result of lower sales and gross profit along with the insurance settlement recognized in the prior year, were the primary reasons for the decrease.
- During fiscal 2009, accounts receivable decreased $21.4 million compared to an increase of $9.8 million in the prior year. The decrease in the current year is primarily due to lower sales.
- Inventories increased during the current year by $16 million, compared with $19.5 million in the prior year. Overall our inventory in fiscal 2009 has continued to increase primarily as a result of increasing material costs, additional inventories of product produced in China and additional material purchases made in advance of price increases. We expect inventory balances to decrease in fiscal 2010 but at a slower rate due to lower sales levels.
- During the current year, accounts payable decreased $13.8 million compared to an increase of $3.7 million in the prior year. The decrease in the current year is due to decreased product demand and the elimination of most advance purchases of inventory.

The following are operating activity highlights for fiscal 2008:

- Net cash provided by operating activities decreased $3.8 million during fiscal 2008.
- Net income during fiscal 2008 was significantly higher due to the insurance settlement.
- Accounts receivable increased during fiscal 2008 by $9.8 million, compared to $3.9 million in fiscal 2007. This increase was a result of higher sales volumes.
- Inventories increased during fiscal 2008 by $19.5 million, compared with a $2.9 million decrease in fiscal 2007. This increase was a result of higher sales volumes.

Investing

During the three years ended January 31, 2009, our investing activities consisted primarily of capital expenditures, business acquisitions and the sale and purchase of marketable securities.

Capital expenditures are primarily for equipment and tooling related to product improvements, more efficient production methods and replacement for normal wear and tear. Capital expenditures by geographic segment were as follows (in thousands):

	Year Ended January 31		
	2009	2008	2007
North America	$ 6,646	$ 7,986	$ 6,174
Europe	4,415	4,439	2,469
Asia Pacific	2,796	5,302	481
China	2,852	5,081	8,954
	$16,709	$22,808	$18,078

The following are capital expenditures highlights during the three years ended January 31, 2009:

- Capital expenditures in North America decreased during fiscal 2009. The majority of the capital expenditures made during 2009 relate to equipment and tooling replacements.
- Capital expenditures in Europe during fiscal 2009 were consistent with the prior year. Expenditures during the current year related primarily to costs for equipment associated with the planned introduction of new products and more efficient production methods.
- During fiscal 2009 we completed renovations on our sales/distribution facility in Korea at a cost of $827,000.

- During fiscal 2008 we purchased a new sales/distribution facility in Japan for $4.2 million. Additional expenditures of $1.6 million were made during fiscal 2009. We moved to our new facility during fiscal 2009.
- Capital expenditures in China in fiscal 2008 related primarily to the completion of two manufacturing facilities. Capital expenditures in China in fiscal 2009 related to equipment upgrades and completion of a building to manufacture construction attachments.

We completed the following acquisitions during the three years ended January 31, 2009:

- During fiscal 2008, we purchased American Compaction Equipment, Inc, a manufacturer of construction attachments located in San Juan Capistrano, California. The total purchase price was approximately $11.5 million, net of assumed liabilities.
- During fiscal 2007, we purchased the assets of Pacific Services and Manufacturing, Inc., a manufacturer of construction attachments located in Woodinville, Washington. The total purchase price was approximately $40.3 million, net of assumed liabilities.

We held no marketable securities at January 31, 2009, 2008 and 2007.

Financing

The following were major financing activities during the three years ended January 31, 2009:

- Net borrowings against our line of credit were $96 million, $104 million and $34 million as of January 31, 2009, 2008, and 2007 respectively. The increase in our line of credit borrowing was primarily a result of our share repurchase program.
- We concluded our share repurchase program at the beginning of the first quarter of fiscal 2009. In total, we repurchased 2,435,000 shares of common stock for $130 million over 18 months.
- We declared dividends of $0.78, $0.70 and $0.61 per share in fiscal 2009, 2008, and 2007, respectively.
- The issuance of common stock related to the exercise of share-based awards generated $130,000, $3.8 million and $3.4 million of cash in fiscal 2009, 2008 and 2007, respectively.

FINANCIAL CONDITION AND LIQUIDITY

Working capital, defined as current assets less current liabilities, at January 31, 2009 was $162 million as compared to $152 million at January 31, 2008. Our current ratio, defined as current assets divided by current liabilities, at January 31, 2009 was 4.7 to 1 in comparison to 3.4 to 1 at January 31, 2008. The increase in working capital in fiscal 2009 is a result of additional cash and cash equivalents and inventories as well as a reduction in accounts payable and accrued expenses. These changes were offset by a drop in accounts receivable at the end of the year due to lower sales volumes.

Total outstanding debt, including notes payable to banks, at January 31, 2009 was $103 million in comparison with $111 million at January 31, 2008. During fiscal 2009 we completed our share repurchase program, in the first quarter, and used available cash to paydown long-term debt. We intend to continue to use cash generated from operations to further reduce outstanding debt balances.

Our revolving line of credit currently in place with Bank of America and Union Bank of California provides available borrowings totaling $145 million at January 31, 2009, with available borrowings decreasing by $1.25 million each quarter through December 2011. As of January 31, 2009, we had outstanding borrowings of $96 million, with an additional $2.3 million committed through the issuance of letters of credit.

Our line of credit agreement contains the following financial covenants, which are calculated quarterly based on actual results for the previous twelve months:

Fixed charge coverage ratio—requires earnings before interest, taxes, depreciation, amortization and other non-cash charges (EBITDA), adjusted for cash taxes paid, capital expenditures and cash dividends, to exceed required debt service payments, principal and interest on outstanding debt by 1.5 times. Actual fixed charge coverage ratio at January 31, 2009 was 7.6.

Leverage ratio—requires outstanding debt and letters of credit to be less than three times EBITDA. Actual leverage ratio at January 31, 2009 is 1.4.

Continued compliance with our financial covenants is contingent upon the following:

- Generating cash from operations
- Monitoring levels of capital expenditures
- Using available cash to reduce our outstanding debt

We have various notes payable to banks, totaling $2.3 million at January 31, 2009. Average interest rates on these notes were 2.6% at January 31, 2009 and 4.3% at January 31, 2008.

We believe our cash and cash equivalents, existing credit facilities and cash flows from operations will be sufficient to satisfy our expected working capital, capital expenditure and debt service requirements for fiscal 2010.

On March 31, 2009 our Board of Directors approved a dividend of $.05 per share, which is a 75% reduction from our prior dividend level. During current economic times, the board felt it was prudent to use this cash to reduce outstanding debt.

OTHER MATTERS

Defined Benefit Pension Plans

We maintain defined benefit pension plans in England and France covering certain employees. We calculate the liability and net periodic pension costs related to our defined benefit plans on an annual basis. The following are highlights of these defined benefit pension plans:

- Our projected benefit obligation for defined benefit pension plans was $6.2 million at January 31, 2009 compared to $10.3 million as of January 31, 2008. The change is a result of an increase in the discount rate and fluctuations in foreign currencies.
- The allocation of assets in our pension plan in England at January 31, 2009 is comprised of equities (44%), debt (44%), cash (9%) and real estate (3%). Equity includes domestic and international equity securities, such as common, preferred or other capital stock, as well as mutual funds. Debt includes domestic and international debt securities, such as U.S. and other foreign government securities, corporate bonds and commercial paper.
- The unfunded pension liability, net of plan assets, was $1 million and $2.3 million as of January 31, 2009 and 2008, respectively. The change is a result of decreased obligations, partially offset by a decrease in the value of plan assets due to the financial market downturn.
- During March 2009 we agreed to fund the pension plan in England annually through fiscal 2016. Our expected cash contribution in fiscal 2010 is $300,000.

Postretirement Health Care Plan

We maintain a postretirement health care benefit plan in the United States that provides health care coverage for approximately 150 eligible retirees and qualifying dependents. Another 100 current employees, all over 54 years of age, will be eligible to participate upon retirement. No additional employees will be eligible to participate in the plan. We calculate the liability and net periodic cost related to this health care plan on an annual basis. The following are highlights of the postretirement plan:

- The postretirement plan is currently unfunded with an accumulated postretirement benefit obligation of $7.1 million at January 31, 2009 and 2008.
- Due to the continued trend of increasing health care costs, the overall cost of the plan may continue to rise in future years. We will continue to investigate various options to mitigate future cost increases.
- We currently fund this plan on a pay-as-you-go basis. Annual cash contributions represent gross benefit payments less required retiree contributions and the medicare subsidy. Our expected cash contribution in fiscal 2010 is $370,000.

Environmental Matters

We are engaged in ongoing environmental remediation efforts at our Fairview, Oregon and Springfield, Ohio manufacturing facilities. Current estimates provide for some level of remediation activities in Fairview through 2019 and Springfield through 2014. Costs of certain remediation activities at the Fairview facility are shared with The Boeing Company, with Cascade paying 70% of actual remediation costs. The following are highlights of environmental matters:

- The environmental liability is $4.6 million and $5.7 million as of January 31, 2009 and 2008, respectively. The decrease was due to payments during fiscal 2009 for activities at both the Fairview and Springfield sites. No other adjustments to the liability were deemed necessary.
- We expect our cash payments for environmental matters during fiscal 2010 to be approximately $827,000.

Contractual Obligations and Commitments

The following summarizes our contractual obligations and commitments as of January 31, 2009:

	Payment due by fiscal year				
	Total	2010	2011 - 2012	2013 - 2014	After 2014
			(In thousands)		
Notes payable to banks	$ 2,255	$2,255	$ —	$ —	$ —
Long-term debt	100,508	501	97,002	1,002	2,003
Estimated interest payments(1)	5,358	1,831	3,310	120	97
Operating leases	5,518	2,661	2,798	59	—
Environmental payments	4,575	827	1,440	1,071	1,237
Defined benefit pension obligations(2)	6,154	490	1,061	1,006	3,597
Postretirement benefit obligation(3)	7,117	373	889	1,021	4,834
Total(4)	$131,485	$8,938	$106,500	$4,279	$11,768

(1) Interest payments on the line of credit are calculated using an interest rate of 1.77% and an outstanding debt balance as of January 31, 2009 through the maturity date. Interest payments on the note payable in Japan are calculated using an interest rate of 2.39% and assumes monthly principal payments through fiscal 2018. Interest payments on notes payable to banks are calculated using an average interest rate of 2.64% at January 31, 2009 and assumes paydown of debt as of July 31, 2009.

(2) Represents committed and current minimum funding requirements for all plans. The total payments due in the future may vary from these estimates based on actual returns on plan assets, changes in assumptions, plan modifications and actuarial gains and losses.

(3) Payments represent gross benefit payments less required retiree contributions and the medicare subsidy. The total payments due in the future may vary from these estimates based on changes in assumptions, plan modifications and actuarial gains and losses.

(4) We have omitted FIN48 liabilities from the contractual obligations and commitments table as amounts are immaterial.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Management's discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States of America (GAAP). The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. We evaluate our estimates and judgments on an on-going basis, including those related to uncollectible receivables, inventories, impairment of goodwill, warranty obligations, environmental liabilities, benefit plans, share-based compensation and deferred taxes. We base our estimates on our historical experience and various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies reflect our more significant judgments and estimates in the preparation of our consolidated financial statements.

Allowances for Doubtful Accounts

We maintain allowances for doubtful accounts for estimated losses on accounts receivable resulting from the inability of customers to make required payments. Such allowances are based on an ongoing review of customer payments against terms and a review of customer financial statements and financial information. If the financial condition of customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Inventory Reserves

Inventories are stated at the lower of cost or market. We maintain reserves to write down our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value, less costs to sell, based upon assumptions about future demand and market conditions. If actual future demand or market conditions are less favorable than those projected by management, additional inventory write-downs may be required, which would result in cost of goods sold in the consolidated statements of income being greater than expected in the period in which more information becomes available.

Impairment of Long-Lived Assets

Long-lived assets, excluding goodwill, are reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the assets and eventual disposition in comparison with the carrying value. An estimate of future sales, gross margins and selling and administrative expenses are used to calculate future cash flows. The fair value of each asset is calculated using a cash flow methodology based on these assumptions. An impairment of a long-lived asset exists when the carrying value of an asset exceeds its fair value.

See "Impairment of Goodwill" below for details relating to our impairment test of goodwill and long-lived assets at January 31, 2009.

Impairment of Goodwill

Goodwill represents the excess of the cost of acquired businesses over the fair value of the net identifiable assets acquired. We review goodwill for impairment in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets", either annually or when events or changes in circumstances indicate the carrying value of the assets might exceed their current fair values. The review is performed for our reporting units, which include North America, Europe, Australia and our construction attachment business in North America. Certain factors we consider important that could trigger an impairment review at an interim date outside of the annual review, include, but are not limited to, significant underperformance relative to historical or projected future operating results, significant changes in the manner of use of the acquired assets or our overall business and significant industry or economic trends.

The impairment review is based on a discounted projected cash flow model that uses estimates of future sales, sales growth rates, gross profits, expense and capital expenditure levels, a discount rate and estimated terminal values to determine the fair value of the operating entities should an impairment exist. We use a weighted average cost of capital (WACC) to discount future cash flows for goodwill impairment tests. The WACC is the expected rate of return based on an industry specific debt and equity capital structure and cost of debt, adjusted for geographic and company size specific factors. The WACC can vary by reporting unit. WACC used in our impairment test at January 31, 2009 ranged from 13.7% to 16.5%. Changes in these and other factors could result in impairments in the carrying value of goodwill, which would require a writedown to the asset's fair value. If actual results are not consistent with our assumptions and judgments, we could be exposed to a material impairment charge.

We entered the North American construction attachment business in late fiscal 2007. We believed this business was a key component to our long-term growth strategy. The decline of housing related construction in late fiscal 2008 eventually led to a significant decline throughout the construction industry. Currently the construction industry is experiencing its biggest downturn in over 30 years. While we have made several improvements to our construction business to make us more competitive, we continued to incur increasing operating losses through the fourth quarter of fiscal 2009. During fiscal 2009 we recorded sales in our construction business of $11.7 million and a pre-tax loss of $4.9 million. Comparatively, we recorded sales of $19.7 million and a pre-tax loss of $1.1 million during fiscal 2008. Ongoing weak levels of construction activity, underscored by the negative effects of the prolonged U.S. recession, prompted a reevaluation at January 31, 2009 of the recorded value of this business in comparison with its estimated fair value.

As a result of this reevaluation we completed an impairment test and determined the carrying value of goodwill and long-lived assets in our North American construction business exceeded the estimated fair value, resulting in a $46.4 million impairment charge. All of the goodwill related to our construction business was written off. The non-cash charge does not impact our normal business operations, liquidity, cash flow or compliance with debt covenants. The components of the impairment charge include the following (in thousands):

Goodwill	$29,157
Customer relationships	13,269
Intellectual property	3,950
	$46,376

Our goodwill impairment test for Europe assumes future operating results will reflect the benefits of our work to reorganize and restructure this business to improve our financial performance. If the results of this work fall short of the assumptions used in our discounted projected cash flows, an additional impairment charge for our goodwill in Europe may be required.

Changes in certain market and economic factors, such as the fluctuation in the market price of our stock, could trigger an impairment review at an interim date outside of the annual review. This test could result in additional impairment charges for a portion or all of the $74 million of goodwill recorded on our consolidated balance sheet at January 31, 2009.

Warranty Obligations

We offer certain warranties with the sale of our products, which generally range from six months to one year. The warranty obligation is recorded as a liability on the balance sheet and is estimated through historical customer claims, product failure rates, material usage and service delivery costs incurred in correcting a product failure. Changes in these factors and statutory requirements for product warranties in markets in which we sell our products may require an adjustment to the recorded warranty obligations.

Environmental Liabilities

We accrue environmental remediation and litigation costs if it is probable a liability has been incurred at the financial statement date and the amount can be reasonably estimated. Our liability for environmental costs, other than for costs of assessments themselves, are generally determined after the completion of investigations and studies and are based on the estimated cost of remediation activities we are then required to undertake. The gross liability is based on our best estimate of undiscounted future costs using currently available technology and applying current regulations, as well as our own historical experience regarding environmental cleanup costs. The reliability and precision of the estimates are affected by numerous factors, such as site evaluation and reevaluation of the degree of remediation required, claims by third parties and changes to environmental laws and regulations. We adjust our liabilities as new remediation requirements are defined, as information becomes available permitting reasonable estimates to be made and to reflect new facts.

Benefit Plans

We make a number of assumptions with regard to both future financial conditions and future actions by plan participants to calculate on an actuarial basis the amount of income or expense and assets and liabilities recognized in association with our defined benefit and postretirement benefit plans. These assumptions include the expected return on plan assets, discount rates, expected increases in compensation levels, health care cost trend rates and expected rates of retirement and life expectancy for plan participants. We review the assumptions on an annual basis and make changes to reflect market conditions and the administration of the plans. While we believe the current assumptions are appropriate in the circumstances, actual results and changes in these assumptions in the future will result in adjustments that could impact the income or expense recognized in future years in relation to these plans.

The assumed rate of return on plan assets for our defined benefit plans is evaluated on an annual basis. We select the assumed rate of return based on information considering historical returns, our current and target asset allocation and the expected returns by asset class. We believe this assumption is reasonable given the asset composition and long-term historic trends. Our discount rate reflects the rate at which the pension benefits could be effectively settled. We increased our discount rate assumption to determine the January 31, 2009 liability to 6.9% from 5.8% at January 31, 2008 due to the market increases in interest rates during the year. Our most significant defined benefit plan is in England so interest rates on high-quality corporate bonds in that market have more influence on the overall discount rate.

Our discount rate, used to determine the liability for our postretirement plan, increased to 6.5% at January 31, 2009 from the discount rate of 6.25% at January 31, 2008. We determine our discount rate using a "yield curve expected benefit payment" methodology. This methodology uses individual curve rates to discount each future year's expected plan benefit payments. We select our health care cost trend rates based on recent plan experience and expectations about future increases in plan costs. We assume health care costs in fiscal 2009 will increase by 8.5% and future increases will decline by 0.5% per year until 4.5% is reached in 2017. The following presents the sensitivity of the key postretirement plan assumptions (in thousands):

	Increase
The following presents the sensitivity of a 1% decrease in the discount rate:	
Effect on net periodic benefit cost	$ 78
Effect on postretirement benefit obligation	$827
The following presents the sensitivity of a 1% increase in the health care cost trend:	
Effect on net periodic benefit cost	$163
Effect on postretirement benefit obligation	$853

Share-based Compensation

We account for share-based compensation, for which we receive employee services in exchange for our equity instruments, using a fair value method. Share-based compensation cost is measured at the grant date based on the value of the award and is recognized as a corporate headquarters expense in North America over the service period the award is expected to vest. Determining the fair value of share-based awards at the grant date requires judgment, including estimating the expected term of stock awards, the expected volatility of our common stock and expected dividends. In addition, judgment is also required in estimating the amount of share-based awards that are expected to be forfeited. We consider many factors when estimating expected forfeitures, including types of awards, award recipient class and historical experience. Significant changes in the assumptions for future awards and actual forfeiture rates could materially impact share-based compensation expense and our results of operations. Subsequent changes in forfeiture rates will be recorded as a cumulative adjustment in the period estimates are revised. See Note 12 to the Consolidated Financial Statements (Item 8) for further discussion of our share-based awards and the related accounting treatment.

Deferred Taxes

Our provision for income taxes and the determination of the resulting deferred tax assets and liabilities involves a significant amount of management judgment. We are subject to taxation from federal, state and international jurisdictions. The taxes paid to these jurisdictions are subject to audit, although to date the results of any tax audits have been minor.

Judgment is also applied in determining whether deferred tax assets will be realized in full or in part. We record a valuation allowance to reduce our deferred tax assets when it is more likely than not that all or some portion of specific deferred tax assets, such as foreign tax credit carryovers or net operating loss carryforwards, will not be realized. We have recorded on our consolidated balance sheets a valuation allowance against various deferred tax assets. We consider future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance. In the event we were to determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged against income in the period such determination was made. Likewise, should we determine that we would be able to realize our deferred tax assets in the future in excess of our net recorded amount, an adjustment to the deferred tax assets would increase income in the period such determination was made. We continually evaluate strategies that could allow for the future utilization of our deferred tax assets.

OFF BALANCE SHEET ARRANGEMENTS

At January 31, 2009 and 2008, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or for other contractually narrow or limited purposes. As such, we are not exposed to any financing, liquidity market or credit risk that could arise if we had engaged in such relationships.

RECENT ACCOUNTING PRONOUNCEMENTS

SFAS 157—In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157 (SFAS 157), "Fair Value Measurements." SFAS 157 provides a common definition of fair value, establishes a framework for measuring fair value and expands the related disclosure requirements. In February 2008, the FASB issued final Staff Positions that will (1) defer the effective date of this statement for one year for certain nonfinancial assets and nonfinancial liabilities and (2) remove certain leasing transactions from the scope of the statement. We applied SFAS 157 to all other fair value measurements effective February 1, 2008. The adoption of SFAS 157 did not have a material impact on our financial statements.

FSP 157-2—In February 2008, the FASB issued FASB Staff Position on Statement 157, "Effective Date of FASB Statement No. 157" (FSP 157-2). FSP 157-2 delays the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed on a recurring basis, to fiscal years beginning after November 15, 2008. Our significant nonfinancial assets and liabilities that could be impacted by this deferral include assets and liabilities initially measured at fair value in a business combination and goodwill tested annually for impairment. FSP 157-2 will become effective for the fiscal year beginning February 1, 2009. We are currently evaluating the impact of the adoption of FSP 157-2 on our financial statements.

FSP 157-3—In October 2008, the FASB issued FASB Staff Position No. 157-3 "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active" (FSP 157-3). FSP 157-3 clarifies the application of SFAS 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. FSP 157-3 was effective upon issuance. We adopted FSP 157-3 for the period ended October 31, 2008. The adoption did not have a material impact on our financial statements.

SFAS 159—In February 2007, the FASB issued SFAS No. 159 (SFAS 159), "The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115." SFAS 159 allows companies the choice to measure many financial instruments and certain other items at fair value. Application of SFAS 159 was required for our financial statements beginning February 1, 2008. The adoption of SFAS 159 did not have a material impact on our financial statements.

SFAS 141(R) & SFAS 160—In December 2007, the FASB issued SFAS No. 141(R) (SFAS 141(R)), "Business Combinations," and SFAS No. 160 (SFAS 160), "Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51". SFAS 141(R) requires the acquiring entity in a business combination to recognize the assets acquired and liabilities assumed. Further, SFAS 141(R) also changes the accounting for acquired in-process research and development assets, contingent consideration, partial acquisitions and transaction costs. Under SFAS 160, all entities are required to report noncontrolling (minority) interests in subsidiaries as equity in the consolidated financial statements. In addition, transactions between an entity and noncontrolling interests will be treated as equity transactions. SFAS 141(R) and SFAS 160 will become effective for business combinations for which the acquisition date is on or after February 1, 2009.

SFAS 161—In March 2008, the FASB issued SFAS No. 161 (SFAS 161), "Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133." SFAS 161 expands disclosures for derivative instruments by requiring entities to disclose the fair value of derivative instruments and their gains or losses in tabular format. SFAS 161 also requires disclosure of information about credit risk-related contingent features in derivative agreements, counterparty credit risk, and strategies and objectives for using derivative instruments. SFAS 161 will become effective for fiscal years beginning after November 15, 2008. We will adopt this new accounting standard on February 1, 2009. We are currently evaluating the impact of the adoption of this standard on our financial statements.

SFAS 162—In May 2008, the FASB issued SFAS No. 162 (SFAS 162), "The Hierarchy of Generally Accepted Accounting Principles." SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. SFAS 162 will become effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles." We do not expect any changes to our financial accounting and reporting as a result of the adoption of this standard.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Market risk is the potential loss arising from adverse changes in market rates and prices, such as foreign currency exchange rate and interest rate fluctuations. A significant portion of our net sales are denominated in currencies from international markets outside the United States. As a result, our operating results could become subject to significant fluctuations based upon changes in the exchange rates of the foreign currencies in relation to the United States dollar.

The table below illustrates the hypothetical increase or decrease in fiscal 2009 net sales of a 10% change in the U.S. dollar against foreign currencies which impact our operations (in millions):

Euro	$13.2
Chinese yuan	4.1
British pound	3.1
Japanese yen	2.9
Canadian dollar	2.5
Other currencies (representing 8% of consolidated net sales)	4.4

We enter into foreign currency forward exchange contracts to offset the impact of currency fluctuations on certain nonfunctional currency assets and liabilities. The principal currencies hedged are denominated in Japanese yen, Canadian dollars, Euros, Swedish Krona, Korean Won, Chinese Yuan and British pounds. Our foreign currency forward exchange contracts have terms lasting up to six months, but generally less than one month. We do not enter into derivatives or other financial instruments for trading or speculative purposes. See Note 17 to the Consolidated Financial Statements (Item 8).

A majority of our products are manufactured using specialty steel. As such, our cost of goods sold is sensitive to fluctuations in specialty steel prices, either directly through the purchase of raw materials or indirectly through the purchase of components. However, due to the nature of specialty steel, we are not impacted by changes in commodity steel prices to the extent others might be.

Presuming that the full impact of steel price increases is reflected in all steel and steel based component purchases, we estimate our gross profit percentage would decrease by approximately 0.4% for each 1.0% increase in steel prices. Based on our statement of income for the year ended January 31, 2009, a 1.0% increase in steel prices would have decreased consolidated gross profit by approximately $1.9 million.

During fiscal 2009, we continued to experience some increases in prices for steel and steel components, which comprise approximately 50% of our total product cost. We have continued to move aggressively to offset these increases through a variety of means, including sales price increases, cost reduction activities and alternative sourcing arrangements. In general we were more successful in North America, China and Asia Pacific in realizing some of the benefits of these mitigating measures. In Europe the measures have not been as successful, resulting in some erosion of gross profit for certain products.

The majority of our debt as of January 31, 2009 has a variable interest rate, which is currently based on LIBOR plus a margin of 1%. During fiscal 2009 our interest rate on our debt fluctuated between 1% and 6% due to fluctuations in the LIBOR rate. Based on the outstanding balance of our variable rate debt at January 31, 2009, a 1% increase in our interest rate would result in a $960,000 increase in annual interest expense.

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Cascade Corporation

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of Cascade Corporation and its subsidiaries at January 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 2009 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the appendix appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 2, to the consolidated financial statements, the Company changed the manner in which it accounts for defined benefit pension and other post retirement plans effective January 31, 2007.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP
Portland, Oregon
April 6, 2009

Cascade Corporation

Consolidated Statements of Income

	Year Ended January 31		
	2009	2008	2007
	(In thousands, except per share amounts)		
Net sales	$534,172	$558,073	$478,850
Cost of goods sold	385,624	386,899	328,870
Gross profit	148,548	171,174	149,980
Selling and administrative expenses	85,229	89,445	80,709
Loss (gain) on disposition of assets, net	403	(1,121)	(552)
Amortization	2,519	3,214	1,472
Asset impairment charge	46,376	—	—
European restructuring costs	2,544	—	—
Insurance litigation recovery, net	—	(15,977)	—
Operating income	11,477	95,613	68,351
Interest expense	4,083	4,094	2,294
Interest income	(608)	(779)	(1,894)
Foreign currency losses, net	3,611	1,460	(1,304)
Income before provision for income taxes	4,391	90,838	69,255
Provision for income taxes	3,124	30,691	23,774
Net income	$ 1,267	$ 60,147	$ 45,481
Basic earnings per share	$ 0.12	$ 5.08	$ 3.64
Diluted earnings per share	$ 0.11	$ 4.88	$ 3.48
Basic weighted average shares outstanding	10,794	11,841	12,505
Diluted weighted average shares outstanding	11,077	12,333	13,071

The accompanying notes are an integral part of the consolidated financial statements.

Cascade Corporation

Consolidated Balance Sheets

	As of January 31	
	2009	2008
	(In thousands, except per share amounts)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 31,185	$ 21,223
Accounts receivable, less allowance for doubtful accounts of $1,441 and $1,623	64,568	93,117
Inventories	90,806	85,049
Deferred income taxes	4,712	6,213
Prepaid expenses and other	13,603	10,887
Total current assets	204,874	216,489
Property, plant and equipment, net	93,826	98,350
Goodwill	74,387	118,826
Deferred income taxes	21,347	5,948
Intangible assets, net	1,151	20,916
Other assets	1,998	1,971
Total assets	$397,583	$462,500
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Notes payable to banks	$ 2,255	$ 2,484
Current portion of long-term debt	501	423
Accounts payable	19,704	32,727
Accrued payroll and payroll taxes	8,504	10,148
Other accrued expenses	12,192	18,736
Total current liabilities	43,156	64,518
Long-term debt, net of current portion	100,007	107,809
Accrued environmental expenses	3,748	4,314
Deferred income taxes	2,337	5,710
Employee benefit obligations	7,413	8,824
Other liabilities	3,955	3,300
Total liabilities	160,616	194,475
Commitments and contingencies (Note 10)		
Shareholders' equity:		
Common stock, $.50 par value, 40,000 authorized shares; 10,852 and 10,840 shares issued and outstanding	5,426	5,420
Additional paid-in capital	3,574	
Retained earnings	219,700	226,932
Accumulated other comprehensive income	8,267	35,673
Total shareholders' equity	236,967	268,025
Total liabilities and shareholders' equity	$397,583	$462,500

The accompanying notes are an integral part of the consolidated financial statements.

Cascade Corporation

Consolidated Statements of Changes in Shareholders' Equity

(In thousands, except per share amounts)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Annual Comprehensive Income (Loss)
	Shares	Amount				
Balance at January 31, 2006	12,536	$6,268	$ 21,590	$223,867	7,681	
Net income	—	—	—	45,481	—	$ 45,481
Dividends ($.61 per share)	—	—	—	(7,603)	—	—
Common stock issued	291	145	3,296	—	—	—
Tax effect from share-based compensation awards	—	—	1,083	—	—	—
Common stock repurchase	(757)	(378)	(30,002)	(8,438)	—	—
Share-based compensation	—	—	4,033	—	—	—
Translation adjustment	—	—	—	—	4,008	4,008
Minimum pension/postretirement liability adjustment, net of tax effect of $360	—	—	—	—	605	605
Balance at January 31, 2007	12,070	6,035	—	253,307	12,294	$ 50,094
Net income	—	—	—	60,147	—	$ 60,147
Dividends ($.70 per share)	—	—	—	(8,243)	—	—
Common stock issued	430	215	3,628		—	—
Tax effect from share-based compensation awards	—	—	3,070	—	—	—
Common stock repurchase	(1,660)	(830)	(11,149)	(78,279)		—
Share-based compensation	—	—	4,451	—	—	—
Translation adjustment	—	—	—	—	22,817	22,817
Minimum pension/postretirement liability adjustment, net of tax effect of ($304)	—	—	—	—	562	562
Balance at January 31, 2008	10,840	5,420	—	226,932	35,673	$ 83,526
Net income	—	—	—	1,267	—	$ 1,267
Dividends ($.78 per share)	—	—	—	(8,460)	—	—
Common stock issued	30	15	115	—	—	—
Tax effect from share-based compensation awards	—	—	(61)	—	—	—
Common stock repurchase	(18)	(9)	(901)	—	—	—
Share-based compensation	—	—	4,421	—	—	—
Translation adjustment	—	—	—	—	(28,550)	(28,550)
Minimum pension/postretirement liability adjustment, net of tax effect of ($319)	—	—	—	(39)	1,144	1,144
Balance at January 31, 2009	10,852	$5,426	$ 3,574	$219,700	$ 8,267	$(26,139)

The accompanying notes are an integral part of the consolidated financial statements.

Cascade Corporation

Consolidated Statements of Cash Flows

	Year Ended January 31		
	2009	2008	2007
	(In thousands)		
Cash flows from operating activities:			
Net income	$ 1,267	$ 60,147	$ 45,481
Adjustments to reconcile net income to net cash provided by operating activities:			
Loss on asset impairment	46,376	—	—
Depreciation	13,801	13,898	13,753
Amortization	2,519	3,214	1,472
Share-based compensation	4,421	4,451	4,033
Deferred income taxes	(15,911)	2,560	(1,132)
Loss (gain) on disposition of assets	403	(1,121)	(552)
Changes in operating assets and liabilities, net of effects of acquisitions:			
Accounts receivable	21,386	(9,843)	(3,878)
Inventories	(16,065)	(19,514)	2,898
Prepaid expenses and other	(2,734)	1,237	(2,667)
Accounts payable and accrued expenses	(13,753)	3,671	863
Income tax payable and receivable	(653)	(3,492)	(3,159)
Other assets and liabilities	29	(1,882)	(3)
Net cash provided by operating activities	41,086	53,326	57,109
Cash flows from investing activities:			
Capital expenditures	(16,709)	(22,808)	(18,078)
Business acquisitions	—	(11,529)	(40,255)
Proceeds from sale of assets	575	2,710	1,747
Sale of marketable securities	—	—	36,604
Purchase of marketable securities	—	—	(13,600)
Net cash used in investing activities	(16,134)	(31,627)	(33,582)
Cash flows from financing activities:			
Payments on long-term debt and capital leases	(68,945)	(112,143)	(38,033)
Proceeds from long-term debt	60,500	173,433	58,000
Notes payable to banks, net	(326)	(3,166)	(2,501)
Cash dividends paid	(8,460)	(8,243)	(7,603)
Common stock repurchased	(3,220)	(90,240)	(36,540)
Common stock issued under share-based compensation plans	130	3,843	3,441
Tax effect from share-based compensation awards	(61)	3,084	1,083
Net cash used in financing activities	(20,382)	(33,432)	(22,153)
Effect of exchange rate changes	5,392	(3,637)	(274)
Change in cash and cash equivalents	9,962	(15,370)	1,100
Cash and cash equivalents at beginning of year	21,223	36,593	35,493
Cash and cash equivalents at end of period	$ 31,185	$ 21,223	$ 36,593

Supplemental disclosure of noncash information:

See Note 11 to Consolidated Financial Statements

The accompanying notes are an integral part of the consolidated financial statements.

Cascade Corporation

Notes to Consolidated Financial Statements

Note 1—Description of Business

Cascade Corporation is an international company engaged in the manufacture of materials handling products that are widely used on industrial lift trucks and, to a lesser extent, on construction, mining and agricultural vehicles. Accordingly, our sales are largely dependent on the sales of lift trucks and on the sales of replacement parts. Our sales are made throughout the world. We are headquartered in Fairview, Oregon, employing approximately 2,000 people and maintaining operations in 15 countries outside the United States.

Note 2—Summary of Significant Accounting Policies

Principles of Consolidation

Our consolidated financial statements include the accounts of Cascade Corporation and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on deposit and highly liquid investments with maturities of three months or less at the date of purchase.

Allowances for Trade Accounts Receivable

Trade accounts receivable are stated net of allowances for doubtful accounts. We maintain allowances for doubtful accounts for estimated losses on accounts receivable resulting from the inability of our customers to make required payments. Such allowances are based on evaluation of the credit worthiness of our customers, an ongoing review of customer payments against terms, historical trends and economic circumstances.

Inventories

Inventories are stated at the lower of average cost or market. Cost is computed on a standard basis, which approximates actual cost. We classify inventory into two categories: finished goods and raw materials and components. Finished goods inventory represents inventory that is readily available for sale without further manufacturing and spare parts. Raw materials and components include inventory to be used to build finished goods inventory.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is generally provided using the straight-line method over the estimated useful lives of the assets. Tooling costs are capitalized as machinery and equipment. Useful lives range from thirty to forty years for buildings, fifteen years for land improvements and two to ten years for machinery and equipment. Maintenance and repairs are expensed as incurred and costs of improvements and renewals are capitalized. Upon disposal, cost and accumulated depreciation are removed from the accounts and the resulting gains or losses are reflected in operations.

Intangible Assets

Intangible assets represent items such as customer relationships, intellectual property, primarily patents and trade names, and non-compete agreements that are assigned a fair value at the date of acquisition. We amortize finite-lived assets on a straight-line basis over the periods that expected economic benefits will be provided. Useful lives range from six to ten years for customer relationships, four to ten years for intellectual property and one to five years for other intangible assets. At the end of the estimated economic life, the fully-amortized intangible asset cost and corresponding accumulated amortization are eliminated.

Note 2—Summary of Significant Accounting Policies (Continued)

Impairment of Long-Lived Assets

Long-lived assets, excluding goodwill, are reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the assets and eventual disposition in comparison with the carrying value. An estimate of future sales, gross margins and selling and administrative expenses are used to calculate future cash flows. The fair value of each asset is calculated using a cash flow methodology based on these assumptions. An impairment of a long-lived asset exists when the carrying value of an asset exceeds its fair value. See Note 6 "Goodwill and Intangible Assets" for a discussion of the asset impairment charge recorded during fiscal 2009.

Goodwill

Goodwill represents the excess of the cost of acquired businesses over the fair value of the net identifiable assets acquired. We review goodwill for impairment in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets", either annually or when events or changes in circumstances indicate the carrying value of the assets might exceed their current fair values. The review is performed for our reporting units, including North America, Europe, Australia and our construction attachment business in North America. Certain factors we consider important which could trigger an impairment review at an interim date outside of the annual review, include, but are not limited to, significant underperformance relative to historical or projected future operating results, significant changes in the manner of use of the acquired assets or our overall business and significant industry or economic trends.

The impairment review is based on a discounted projected cash flow model that uses estimates of future sales, sales growth rates, gross profits, expense and capital expenditure levels, a discount rate and estimated terminal values to determine the fair value of the operating entities should an impairment exist. We use a weighted average cost of capital (WACC) to discount future cash flows for goodwill impairment tests. The WACC is the expected rate of return based on an industry specific debt and equity capital structure and cost of debt, adjusted for geographic and company size specific factors. The WACC can vary by reporting unit. Changes in these and other factors could result in impairments in the carrying value of goodwill, which would require a writedown to the asset's fair value. If actual results are not consistent with our assumptions and judgments, we could be exposed to a material impairment charge. See Note 6 "Goodwill and Intangible Assets" for a discussion of the goodwill impairment charge recorded during fiscal 2009.

Common Stock

We follow the practice of recording amounts received upon the exercise of awards by crediting common stock and additional paid-in capital. In addition, we credit additional paid-in-capital upon the recognition of share-based compensation expense. We realize an income tax benefit from the exercise or early disposition of certain stock awards. This benefit results in a decrease in current income taxes payable and an increase in additional paid-in capital.

Minimum Pension/Postretirement Liability Adjustment

We record a minimum pension/postretirement liability adjustment to the extent that the accumulated benefit obligation exceeds the fair value of plan assets and accrued pension/postretirement liabilities. This adjustment is reflected as a reduction in shareholders' equity, net of income tax benefits.

Note 2—Summary of Significant Accounting Policies (Continued)

Share-Based Compensation

We account for share-based compensation, for which we receive employee services in exchange for our equity instruments, using a fair value method. Share-based compensation cost is measured at the grant date based on the value of the award and is recognized as a corporate headquarters expense in North America over the service period the award is expected to vest. Determining the fair value share-based awards at the grant date requires judgment, including estimating the expected term of stock awards, the expected volatility of our common stock and expected dividends. In addition, judgment is also required in estimating the amount of share-based awards that are expected to be forfeited. We consider many factors when estimating expected forfeitures, including types of awards, award recipient class and historical experience. Significant changes in the assumptions for future awards and actual forfeiture rates could materially impact share-based compensation expense and our results of operations. Subsequent changes in forfeiture rates will be recorded as a cumulative adjustment in the period estimates are revised.

Foreign Currency Translation

We translate the balance sheets of our foreign subsidiaries using fiscal year-end exchange rates. The cumulative effect on such translations is included in shareholders' equity. The consolidated statements of income and cash flows are translated using the average exchange rates for the period.

Environmental Remediation

We accrue environmental costs if it is probable a liability has been incurred at the financial statement date and the amount can be reasonably estimated. Recorded liabilities have not been discounted. Environmental compliance and legal costs are expensed as incurred. Assets related to the reimbursement of amounts expended for environmental expenses are recognized only when realization is probable.

Foreign Currency Forward Exchange Contracts

Gains and losses on foreign currency forward exchange contracts, which generally mature in six months or less, are recognized in other income (expense) and measured over the period of the contract by reference to the forward rate for a contract to be consummated on the same future date as the original contract.

Revenue Recognition

We recognize revenue when the following criteria are met:

Persuasive evidence of an arrangement exists—Sales arrangements are supported by written or electronic documentation or evidence from a customer.

Delivery has occurred or services have been rendered—Revenue is recognized when title transfers and risk and rewards of ownership have passed to the customer. This generally occurs upon shipment of our product with "FOB Shipping Point" terms. Shipments with "FOB Destination" terms are recorded as revenue when products are delivered to the customer. Customers are responsible for payment even if the product is not sold to their end customer. Once shipping terms are met we have no continuing obligations or performance criteria requirements.

Fixed or determinable sales price—Sales are at fixed or established sales prices determined prior to the time the products are shipped with no customer cancellation, price protection or termination clauses.

Note 2—Summary of Significant Accounting Policies (Continued)

Collectibility is reasonably assured—Based on our credit management policies, we generally believe collectibility is reasonably assured when product is shipped to a customer. Provisions for uncollectible accounts and return allowances are recorded at the time revenue is recognized based on our historical experience.

Shipping and Handling Costs

We incur shipping, handling and other related costs for the shipment of goods to customers. These costs are recognized in the period in which the expenses occur and are classified as cost of goods sold. Amounts billed to customers for shipping, handling and related costs are reported as a component of net sales.

Warranty Obligations

We record a liability on our consolidated balance sheet for costs related to certain warranties we provide with the sales of our products. This liability is estimated through historical customer claims, product failure rates, material usage and service delivery costs incurred in correcting a product failure.

Income Taxes

Deferred income tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and the amounts reported in the consolidated financial statements. The provision for income taxes is the tax payable for the period and the change during the period in net deferred income tax assets and liabilities. Valuation allowances are established when necessary to reduce deferred income tax assets to the amount expected to be realized.

Research and Development Costs

Research and development costs are expensed as incurred and are related to developing new products and to improving existing products or processes. These costs primarily include salaries, consulting, supplies, legal costs related to patents and design costs. We incurred research and development costs of $3 million, $3.8 million, and $3.8 million for the years ended January 31, 2009, 2008 and 2007, respectively.

Concentrations of Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk consist principally of cash and cash equivalents, accounts receivable and foreign currency forward exchange contracts. We place our cash and cash equivalents in major financial institutions. Deposits held with financial institutions may exceed regulatory limits in countries in which we operate.

Accounts receivable are with a large number of customers, primarily equipment manufacturers and dealers, dispersed across a wide geographic base. No single customer accounts for more than 10% of our consolidated net sales. Our consolidated net sales to all original equipment manufacturers (OEM) are approximately 45% of total net sales. This percentage is consistent with recent years. We perform on-going credit evaluations and do not require collateral. Allowances are maintained for potential credit losses when deemed necessary.

See Note 17 "Derivative Instruments and Hedging Activities" for discussion of foreign currency forward exchange contracts.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported

Note 2—Summary of Significant Accounting Policies (Continued)

amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We base our estimates on our historical experience and various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from those estimates. Significant estimates and judgments made by our management include matters such as the collectibility of accounts receivable, obsolete inventory reserves, realizability of deferred income tax assets, realizability of goodwill and long-lived assets, warranty liabilities, share based compensation and benefit plan assumptions and future costs of environmental matters.

Earnings Per Share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects potential dilution that could occur if stock options, SARS or unvested restricted stock were exercised or converted into common stock using the treasury stock method.

Recent Accounting Pronouncements

SFAS 157—In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157 (SFAS 157), "Fair Value Measurements." SFAS 157 provides a common definition of fair value, establishes a framework for measuring fair value and expands the related disclosure requirements. In February 2008, the FASB issued final Staff Positions that will (1) defer the effective date of this statement for one year for certain nonfinancial assets and nonfinancial liabilities and (2) remove certain leasing transactions from the scope of the statement. We applied SFAS 157 to all other fair value measurements effective February 1, 2008. The adoption of SFAS 157 did not have a material impact on our financial statements.

FSP 157-2—In February 2008, the FASB issued FASB Staff Position on Statement 157, "Effective Date of FASB Statement No. 157" (FSP 157-2). FSP 157-2 delays the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed on a recurring basis, to fiscal years beginning after November 15, 2008. Our significant nonfinancial assets and liabilities that could be impacted by this deferral include assets and liabilities initially measured at fair value in a business combination and goodwill tested annually for impairment. FSP 157-2 will become effective for the fiscal year beginning February 1, 2009. We are currently evaluating the impact of the adoption of FSP 157-2 on our financial statements.

FSP 157-3—In October 2008, the FASB issued FASB Staff Position No. 157-3 "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active" (FSP 157-3). FSP 157-3 clarifies the application of SFAS 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. FSP 157-3 was effective upon issuance. We adopted FSP 157-3 for the period ended October 31, 2008. The adoption did not have a material impact on our financial statements.

SFAS 159—In February 2007, the FASB issued SFAS No. 159 (SFAS 159), "The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115." SFAS 159 allows companies the choice to measure many financial instruments and certain other items at fair value. Application of SFAS 159 was required for our financial statements beginning February 1, 2008. The adoption of SFAS 159 did not have a material impact on our financial statements.

SFAS 141(R) & SFAS 160—In December 2007, the FASB issued SFAS No. 141(R) (SFAS 141(R)), "Business Combinations," and SFAS No. 160 (SFAS 160), "Noncontrolling Interests in Consolidated Financial

Note 2—Summary of Significant Accounting Policies (Continued)

Statements, an amendment of ARB No. 51". SFAS 141(R) requires the acquiring entity in a business combination to recognize the assets acquired and liabilities assumed. Further, SFAS 141(R) also changes the accounting for acquired in-process research and development assets, contingent consideration, partial acquisitions and transaction costs. Under SFAS 160, all entities are required to report noncontrolling (minority) interests in subsidiaries as equity in the consolidated financial statements. In addition, transactions between an entity and noncontrolling interests will be treated as equity transactions. SFAS 141(R) and SFAS 160 will become effective for business combinations for which the acquisition date is on or after February 1, 2009.

SFAS 161—In March 2008, the FASB issued SFAS No. 161 (SFAS 161), "Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133." SFAS 161 expands disclosures for derivative instruments by requiring entities to disclose the fair value of derivative instruments and their gains or losses in tabular format. SFAS 161 also requires disclosure of information about credit risk-related contingent features in derivative agreements, counterparty credit risk, and strategies and objectives for using derivative instruments. SFAS 161 will become effective for fiscal years beginning after November 15, 2008. We will adopt this new accounting standard on February 1, 2009. We are currently evaluating the impact of the adoption of this standard on our financial statements.

SFAS 162—In May 2008, the FASB issued SFAS No. 162 (SFAS 162), "The Hierarchy of Generally Accepted Accounting Principles." SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. SFAS 162 will become effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles." We do not expect any changes to our financial accounting and reporting as a result of the adoption of this standard.

Note 3—Segment Information

Our operating units have several economic characteristics and attributes, including similar products, distribution patterns and classes of customers. As a result, we aggregate our operating units into four geographic operating segments related to the manufacturing, distribution and servicing of material handling load engagement products. We evaluate the performance of each of our operating segments based on income before interest, miscellaneous income/expense and income taxes. The accounting policies of the operating segments are the same as those described in the summary of accounting policies.

Note 3—Segment Information (Continued)

Revenues and operating results are classified according to the country of origin. Transfers represent sales between our geographic operating segments. The costs of our corporate office are included in North America. Identifiable assets are attributed to the geographic location in which they are located. Net sales and transfers, operating results and identifiable assets by geographic operating segment were as follows (in thousands):

	Year Ended January 31					
	North America	Europe	Asia Pacific	China	Eliminations	Consolidation
2009						
Net sales	$257,077	$167,955	$68,466	$40,674		$534,172
Transfers between areas	29,083	1,686	355	23,219	(54,343)	—
Net sales and transfers	$286,160	$169,641	$68,821	$63,893	$(54,343)	$534,172
Gross Profit	$ 87,924	$ 25,253	$16,363	$19,008		$148,548
Selling and administrative	45,451	26,148	9,040	4,590		85,229
Loss on disposition of assets	178	108	47	70		403
Amortization	2,221	298	—	—		2,519
Asset impairment charge	46,376	—	—	—		46,376
European restructuring costs	—	2,544	—	—		2,544
Operating income (loss)	$ (6,302)	$ (3,845)	$ 7,276	$14,348		$ 11,477
Total assets	$180,782	$117,199	$41,698	$57,904		$397,583
Property, plant and equipment, net	$ 33,614	$ 31,530	$ 9,033	$19,649		$ 93,826
Capital expenditures	$ 6,646	$ 4,415	$ 2,796	$ 2,852		$ 16,709
Depreciation expense	$ 6,388	$ 5,107	$ 481	$ 1,825		$ 13,801

	Year Ended January 31					
	North America	Europe	Asia Pacific	China	Eliminations	Consolidation
2008						
Net sales	$286,832	$171,435	$59,776	$40,030		$558,073
Transfers between areas	33,118	1,497	179	17,410	(52,204)	—
Net sales and transfers	$319,950	$172,932	$59,955	$57,440	$(52,204)	$558,073
Gross Profit	$109,832	$ 27,644	$15,063	$18,635		$171,174
Selling and administrative	51,020	26,201	8,297	3,927		89,445
Loss (gain) on disposition of assets, net	(1,135)	—	(34)	48		(1,121)
Amortization	2,482	732	—	—		3,214
Insurance litigation recovery, net	(15,977)	—	—	—		(15,977)
Operating income	$ 73,442	$ 711	$ 6,800	$14,660		$ 95,613
Total assets	$236,022	$135,171	$43,471	$47,836		$462,500
Property, plant and equipment, net	$ 35,026	$ 38,815	$ 6,745	$17,764		$ 98,350
Capital expenditures	$ 7,986	$ 4,439	$ 5,302	$ 5,081		$ 22,808
Depreciation expense	$ 7,066	$ 5,091	$ 385	$ 1,356		$ 13,898

Cascade Corporation

Notes to Consolidated Financial Statements (Continued)

Note 3—Segment Information (Continued)

	Year Ended January 31					
	North America	Europe	Asia Pacific	China	Eliminations	Consolidation
2007						
Net sales	$263,312	$137,755	$48,256	$29,527	$ —	$478,850
Transfers between areas	25,367	1,468	220	7,853	(34,908)	—
Net sales and transfers	$288,679	$139,223	$48,476	$37,380	$(34,908)	$478,850
Gross Profit	$102,810	$ 22,641	$12,093	$12,436		$149,980
Selling and administrative	46,750	22,921	7,996	3,042		80,709
Loss (gain) on disposition of assets	16	(588)	(17)	37		(552)
Amortization	598	851	19	4		1,472
Operating income (loss)	$ 55,446	$ (543)	$ 4,095	$ 9,353		$ 68,351
Total assets	$213,451	$114,660	$31,323	$37,998		$397,432
Property, plant and equipment, net	$ 34,378	$ 35,300	$ 1,642	$12,831		$ 84,151
Capital expenditures	$ 6,174	$ 2,469	$ 481	$ 8,954		$ 18,078
Depreciation expense	$ 7,899	$ 4,968	$ 387	$ 499		$ 13,753

The following table represents sales by place of destination:

	Year Ended January 31		
	2009	2008	2007
		(In thousands)	
United States	$221,363	$256,149	$229,438
Europe, excluding United Kingdom	132,141	128,017	102,329
China	38,733	36,471	27,703
Japan	28,613	23,437	20,384
United Kingdom	27,894	32,819	27,955
Australia/New Zealand	25,220	21,710	16,499
Canada	23,660	24,941	25,605
Other countries (less then 5% of total sales individually)	36,548	34,529	28,937
	$534,172	$558,073	$478,850

The following table represents the value of long-lived assets including property, plant and equipment (net), goodwill, intangible assets (net) and other long-term assets by the country in which they are located:

	Year Ended January 31		
	2009	2008	2007
		(In thousands)	
United States	$ 33,771	$ 82,308	$ 70,571
Canada	65,434	80,475	69,131
China	19,651	17,766	12,834
The Netherlands	14,191	17,730	16,286
Italy	10,187	11,930	10,981
Japan	8,575	5,991	1,511
Other countries (less then 5% of total sales individually)	19,553	23,863	21,346
	$171,362	$240,063	$202,660

Note 4—Inventories

	January 31	
	2009	2008
	(In thousands)	
Finished goods	$31,997	$35,303
Raw materials and components	58,809	49,746
	$90,806	$85,049

Note 5—Property, Plant and Equipment

	January 31	
	2009	2008
	(In thousands)	
Land	$ 8,870	$ 8,862
Buildings	54,668	54,889
Machinery and equipment	177,179	188,124
	240,717	251,875
Accumulated depreciation	(146,891)	(153,525)
	$ 93,826	$ 98,350

Note 6—Goodwill and Intangible Assets

After completing our fiscal 2009 annual goodwill impairment test, it was determined that the fair value of our construction attachment business in North America was below the carrying value. The goodwill impairment is a result of increasing losses in our construction business due to a deterioration of the North American construction industry. During fiscal 2009 our construction business had sales of $11.7 million and a pre-tax loss of $4.9 million.

The goodwill impairment charge was $29.2 million for the year ended January 31, 2009. The following table provides a breakdown of goodwill activity by reporting unit at January 31, 2009:

	North America	Construction	Europe	Asia Pacific	Total
Balance at January 31, 2007	$ 63,878	$ 22,025	$10,598	$2,997	$ 99,498
Acquisitions	—	7,132	—	—	7,132
Foreign Exchange Impact	10,930	—	1,295	(29)	12,196
Balance at January 31, 2008	74,808	29,157	11,893	2,968	118,826
Impairment charge	—	(29,157)	—	—	(29,157)
Foreign Exchange Impact	(13,492)	—	(1,853)	63	(15,282)
Balance at January 31, 2009	$ 61,316	$ —	$10,040	$3,031	$ 74,387

Intangible Assets

Our impairment test at January 31, 2009 also included an evaluation of long-lived assets used in our construction reporting unit. These assets included customer relationships, patents, trade names, non-compete agreements and property, plant and equipment. These assets were acquired during fiscal 2007 and 2008 during the purchases of Pacific Services and Manufacturing, Inc and American Compaction Equipment, Inc.

Note 6—Goodwill and Intangible Assets (Continued)

The carrying value of the assets was compared to the fair value and an impairment recorded where the carrying value exceeded fair value. The impairment charge recorded in the fourth quarter of fiscal 2009 related to long-lived assets was $17.2 million, comprised of customer relationships ($13.3 million) and intellectual property ($3.9 million).

The following table provides detail of intangible assets as of January 31, 2009 and 2008. Assets that are completely written off during the year are not included in the table.

	January 31	
	2009	2008
	(In thousands)	
Customer relationships	$ 18,763	$19,014
Intellectual property	2,200	5,100
Other	476	503
	21,439	24,617
Accumulated amortization	(5,356)	(3,701)
Impairment write down	(14,932)	—
	$ 1,151	$20,916

The following table represents future amortization expense as of January 31, 2009 (in thousands):

Year ended January 31	
2010	$ 392
2011	158
2012	138
2013	88
2014	81
Thereafter	263
	$1,120

Note 7—Warranty Obligations

Our warranty obligations, which are recorded in other accrued expenses on the consolidated balance sheet, are as follows:

	January 31	
	2009	2008
	(In thousands)	
Beginning obligation	$ 1,900	$ 1,755
Accruals for warranties issued during the period	1,896	2,663
Settlements during the year	(2,239)	(2,659)
Foreign currency changes	(245)	141
Ending obligation	$ 1,312	$ 1,900

Note 8—Debt

	January 31 2009	January 31 2008
	(In thousands)	
Revolving line of credit, variable interest payable of 1.8% and 3.9% at January 31, 2009 and 2008, respectively, principal payable in December 2011	$ 96,000	$104,000
Note payable, interest at 2.4% and 1.4% at January 31, 2009 and 2008, respectively; principal payable monthly through fiscal 2018. Collateralized by land and a building	4,508	4,232
	100,508	108,232
Less current portion	(501)	(423)
Long-term debt	$100,007	$107,809

Borrowing arrangements currently in place with commercial banks provide available lines of credit totaling $145 million, of which $98.3 million was being used at January 31, 2009 through outstanding debt and the issuance of letters of credit. Available borrowings decrease by $1.25 million each quarter through December 2011. The line of credit is uncollateralized. Amounts under the line of credit bear interest at LIBOR plus a margin between 0.75% and 1.25%, based on certain of our financial ratios. As of January 31, 2009, the interest rate was LIBOR plus a margin of 1.0% and commitment fees on unused amounts are 0.225%.

The line of credit contains covenants relating to fixed charge coverage and leverage ratios. We were in compliance with these covenants at January 31, 2009. Each covenant is calculated quarterly based on the actual results for the previous twelve months. Further details regarding the ratios under these covenants are provided below:

Fixed Charge Coverage Ratio—The fixed charge ratio requires "adjusted EBITDA", as defined in the letter of credit agreement, to be in excess of 1.5 times required principal and interest payments. Adjusted EBITDA is calculated as EBITDA less cash taxes, maintenance capital expenditures of $13 million and dividends paid.

Leverage Ratio—The leverage ratio requires total debt, calculated as outstanding debt and letters of credit, to be less than 3 times of EBITDA.

Future maturities of long-term debt are as follows (in thousands):

Year ended January 31	
2010	$ 501
2011	501
2012	96,501
2013	501
2014	501
Thereafter	2,003
	$100,508

Borrowings under notes payable to banks, which includes bank overdrafts and short-term lines of credit, were $2.3 million and $2.5 million at January 31, 2009 and 2008, respectively. The average interest rate on these notes was 2.6% and 4.3% at January 31, 2009 and 2008, respectively.

Form 10-K

Note 9—Income Taxes

	Year Ended January 31		
	2009	2008	2007
		(In thousands)	
Provision (benefit) for income taxes consisted of:			
Current:			
Federal	$ 6,603	$14,225	$11,056
State	578	1,861	1,582
Foreign	11,180	12,070	12,268
	18,361	28,156	24,906
Deferred:			
Federal	(13,973)	2,433	(593)
State	(1,118)	(4)	(91)
Foreign	(146)	106	(448)
	(15,237)	2,535	(1,132)
Total provision for income taxes	$ 3,124	$30,691	$23,774
Income (loss) before provision for income taxes was as follows:			
United States	$(22,770)	$52,462	$36,443
Foreign	27,161	38,376	32,812
	$ 4,391	$90,838	$69,255
A reconciliation of the provision (benefit) for income taxes to the amount computed by applying the statutory federal income tax rate to income before income taxes is as follows:			
Federal statutory rate	$ 1,537	$31,793	$24,239
State income taxes, net of federal tax benefit	(790)	1,205	937
Tax on foreign earnings	(2,288)	(3,047)	352
Net change in valuation allowance	2,618	1,749	(1,417)
U.S. export sales	—	—	(200)
International financing	—	(168)	(373)
Stock options	280	70	362
U.S. manufacturing deduction	(260)	(453)	(112)
R&D credit	(118)	—	—
FIN 48 expense	288	—	—
Other	86	(458)	(14)
Prior year foreign tax credit	(676)	—	—
Impairment of goodwill and intangibles assets	2,447	—	—
	$ 3,124	$30,691	$23,774
Effective tax rate	71.1%	33.8%	34.3%

Note 9—Income Taxes (Continued)

The components of deferred income tax assets and liabilities recorded on the consolidated balance sheet are as follows (in thousands):

	January 31	
	2009	2008
Deferred tax assets:		
Accruals	$ 4,191	$ 3,997
Environmental	1,704	2,109
Employee benefits	7,385	6,501
Foreign tax credits	4,799	3,269
Foreign net operating losses	12,493	12,704
Goodwill and intangible assets	11,921	—
Other	58	1,917
	42,551	30,497
Less: Valuation allowance	(12,444)	(11,672)
	30,107	18,825
Deferred tax liabilities:		
Depreciation	(4,624)	(4,238)
Cumulative translation adjustment	(1,056)	(3,808)
Other	(705)	(4,328)
	(6,385)	(12,374)
Total net deferred tax asset	$ 23,722	$ 6,451

The net deferred tax asset is presented in our consolidated balance sheets as follows (in thousands):

	January 31	
	2009	2008
Deferred income taxes—current asset	$ 4,712	$ 6,213
Deferred income taxes—long-term asset	21,347	5,948
Deferred income taxes—long-term liability	(2,337)	(5,710)
	$23,722	$ 6,451

In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some or all of the deferred tax assets will not be realized. We consider taxable income in prior carryback years to the extent permitted under the tax law, scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. We believe we will be able to generate sufficient taxable income to realize our deferred tax assets, net of valuation allowances, but changes in our operations due to market conditions could require the recording of additional valuation allowances in the future. It is reasonably possible that a change to the valuation allowance in the next year could be material.

Note 9—Income Taxes (Continued)

We recorded valuation allowances for the years ended January 31, 2009 and January 31, 2008 of approximately $12.5 million and $11.7 million, respectively. The change in the valuation allowance for each year is as follows (in thousands):

	Year Ended January 31	
	2009	2008
Additional valuation allowance	$ 2,618	$1,749
Foreign currency changes	(1,846)	1,171
Total increase in valuation allowance	$ 772	$2,920

As of January 31, 2009, we have the following foreign net operating loss carryforwards available to offset future taxable income (in thousands):

	Net Operating Losses	Expiration
The Netherlands	$26,478	2012-2018
Germany	14,673	None
France	2,012	None
Sweden	2,213	None
Australia	163	None
	$45,539	

Valuation allowances have been provided for all net operating losses in Europe, as management has determined that it is more likely than not we would not realize the deferred tax asset resulting from these net operating losses in the foreseeable future.

A deferred tax asset of $4.8 million at January 31, 2009 has been recognized for U.S. foreign tax credits attributed to repatriated foreign earnings. Realization of this deferred tax asset is dependent on generating sufficient foreign-sourced taxable income in the United States over a ten year period ending in fiscal 2017. Foreign-sourced taxable income includes dividends and royalties from foreign subsidiaries.

A deferred tax asset of $11.9 million has been recognized for goodwill and intangible assets on which an impairment charge was taken for book purposes during the year. Realization of this deferred tax asset is dependent on generating future taxable income in the United States as the goodwill and intangibles are amortized for tax purposes at approximately $2.6 million per year through 2022.

Deferred taxes have not been provided on the excess book basis in the shares of certain foreign subsidiaries in the amount of $13.6 million at January 31, 2009, representing approximately $57 million of undistributed earnings of consolidated foreign subsidiaries. It is management's intent for such earnings to be reinvested by the subsidiaries or to be repatriated only when it would be tax effective through the utilization of foreign tax credits. These basis differences could reverse through a sale of the subsidiaries, the receipt of dividends from the subsidiaries, as well as various other events.

Note 9—Income Taxes (Continued)

As of January 31, 2009 our liability for uncertain tax positions under FASB Interpretation No. 48 (FIN 48) was $1.3 million. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

	Year Ended January 31	
	2009	2008
Beginning of year unrecognized tax benefit	$ 234	$ 325
Gross increases for tax positions related to the current year	172	13
Gross increases for tax positions related to the prior years	631	66
Gross decreases for tax positions related to the prior years	—	(170)
End of year unrecognized tax benefit	$1,037	$ 234

We recognize interest and penalties related to uncertain tax positions in income tax expense. As of January 31, 2009, we had approximately $240,000 of cumulative accrued interest and penalties related to uncertain tax positions, of which approximately $157,000 was recognized during the year.

We are subject to taxation primarily in the U.S., Canada, China and various European countries, as well as other various state and foreign jurisdictions. The Internal Revenue Service is currently reviewing our U.S. income tax return for fiscal years 2004—2007. The IRS has proposed an adjustment of $5 million related to interest deductions reported on tax returns for the 2004 and 2005 tax years. These adjustments would result in an additional federal and state tax liability of approximately $1.8 million. We are in the process of appealing the issue with the IRS and have determined that we will more-likely-than-not prevail on the issue. No amount has been recorded in our financial statements as of January 31, 2009 related to this matter. As of January 31, 2009, we remain subject to examination in various state and foreign jurisdictions for the 1998-2007 tax years.

Note 10—Commitments and Contingencies

Environmental Matters

We are subject to environmental laws and regulations, which include obligations to remove or mitigate environmental effects of past disposal and release of certain wastes and substances at various sites. We record liabilities for affected sites when environmental assessments indicate probable cleanup and the costs can be reasonably estimated. Other than for costs of assessments themselves, the timing and amount of these liabilities is determined based on the estimated costs of remediation activities and our commitment to a formal plan of action, such as an approved remediation plan. The reliability and precision of the loss estimates are affected by numerous factors, such as different stages of site evaluation and reevaluation of the degree of remediation required. We adjust our liabilities as new remediation requirements are defined, as information becomes available permitting reasonable estimates to be made and to reflect new and changing facts.

It is reasonably possible that changes in estimates will occur in the near term and the related adjustments to environmental liabilities may have a material impact on our net income. Unasserted claims are not currently reflected in our environmental remediation liabilities. It is also reasonably possible that these claims may also have a material impact on our net income if asserted. We cannot estimate at this time the amount of any additional loss or range of loss that is reasonably possible.

Note 10—Commitments and Contingencies (Continued)

Our specific environmental matters consist of the following:

Fairview, Oregon

In 1996, the Oregon Department of Environmental Quality issued two Records of Decision impacting our Fairview, Oregon manufacturing facility. The records of decision required us to initiate remedial activities related to the cleanup of groundwater contamination at and near the facility. Remediation activities have been conducted at or near the facility since 1996 and current estimates provide for some level of activity to continue through 2019. Costs of certain remediation activities at the facility are shared with The Boeing Company, with Cascade paying 70% of these costs. The recorded liability for the ongoing remediation activities at our Fairview facility was $3.7 million and $4.8 million at January 31, 2009 and 2008, respectively.

Springfield, Ohio

In 1994, we entered into a consent order with the Ohio Environmental Protection Agency, which required the installation of remediation systems for the cleanup of groundwater contamination at our Springfield, Ohio facility. The current estimate is that the remediation activities will continue through 2014. The recorded liability for ongoing remediation activities in Springfield was $900,000 at January 31, 2009 and 2008.

Presented below is a roll forward of our environmental liabilities and expenses for the three years ended January 31, 2009 (in thousands):

	Fairview	Springfield	Other	Total
Balance at January 31, 2006	$ 6,661	$1,138	$ 136	$ 7,935
Accrued	—	—	(136)	(136)
Cash Payments	(786)	(151)	—	(937)
Balance at January 31, 2007	$ 5,875	$ 987	$ —	$ 6,862
Accrued	(75)	75	—	—
Cash Payments	(952)	(173)	—	(1,125)
Balance at January 31, 2008	$ 4,848	$ 889	$ —	$ 5,737
Accrued	(157)	157	—	—
Cash Payments	(1,031)	(131)	—	(1,162)
Balance at January 31, 2009	$ 3,660	$ 915	$ —	$ 4,575

Lease Commitments

We lease certain facilities and equipment under noncancelable operating leases. Rent expense for the years ended January 31, 2009, 2008, and 2007 totaled $3.6 million, $3.4 million and $2.5 million, respectively. Future minimum rental commitments under these leases as of January 31, 2009 are as follows (in thousands):

2010	$2,661
2011	1,865
2012	933
2013	54
2014	5
	$5,518

Note 10—Commitments and Contingencies (Continued)

Legal Proceedings

We are subject to legal proceedings, claims and litigation, in addition to the environmental matters previously discussed, arising in the ordinary course of business. While the outcome of these matters is currently not determinable, management does not expect the ultimate costs to resolve these matters will have a material adverse effect on our consolidated financial position, result of operations, or cash flows.

Insurance Litigation

On April 9, 2007, we entered into a settlement agreement with Employers Reinsurance Corporation with respect to litigation to recover various expenses incurred in connection with environmental and related proceedings. The recovery from the settlement, recorded during the first quarter of fiscal 2008, was $16 million, net of expenses. In connection with the settlement, we released all rights we might have under insurance policies issued by Employers Reinsurance Corporation and certain related entities. This concluded all litigation against our insurance companies with regard to environmental matters.

Note 11—Supplemental Cash Flow Information

	Year Ended January 31		
	2009	2008	2007
	(In thousands)		
Cash paid during period for:			
Interest	$ 4,281	$ 3,970	$ 2,403
Income taxes	$18,442	$27,786	$25,776
Business acquisitions:			
Accounts receivable and other assets	$ —	$ 935	$ 2,845
Inventories	—	818	2,389
Property, plant and equipment	—	296	2,179
Goodwill	—	6,423	22,025
Intangible asset-customer relationships	—	5,400	11,800
Intangible asset-intellectual property and other	—	1,900	4,300
Accounts payable and other liabilities assumed	—	(708)	(1,677)
Notes payable assumed	—	(931)	(3,606)
Deferred income tax	—	(2,604)	—
Net cash paid for acquisitions	$ —	$11,529	$40,255
Supplemental disclosure of noncash information:			
Minimum pension liability adjustment, net of tax	$(1,144)	$ (562)	$ (605)
Liability for common stock repurchase	$ —	$ 2,310	$ 2,278

Note 12—Share-Based Compensation Plans

We have granted three types of share-based awards, stock appreciation rights (SARS), restricted stock and stock options under our share-based compensation plans to officers, key managers and directors. The grant prices are established by our Board of Directors' Compensation Committee at the time the awards are granted. We issue new common shares upon the exercise of all awards.

SARS provide the holder the right to receive an amount, payable in our common shares, equal to the excess of the market value of our common shares on the date of exercise ("intrinsic value") over the base price at the

Note 12—Share-Based Compensation Plans (Continued)

time the right was granted. The base price may not be less than the market price of our common shares on the date of grant. All SARS vest ratably over a four year period and have a term of ten years.

During the second quarter of fiscal 2008, our shareholders approved a proposal to amend the SARS plan to permit the issuance of restricted shares of common stock. Upon the granting of restricted stock, common shares are issued to the recipient, but the shares may not be sold, assigned, transferred, pledged, or disposed of by the recipient until vested. Regardless of vesting, restricted shares have full voting rights and any dividends declared will be paid to the restricted stock recipient. Restricted shares vest ratably over a period of three years for officers and four years for directors. The number of restricted shares issued to directors is based on the market value of our shares on the date of grant.

The amended SARS plan provides for the issuance of a maximum of 750,000 shares of common stock upon the exercise of SARS or issuance of restricted stock. As of January 31, 2009, a total of 246,000 shares of common stock have been issued under the SARS plan, which includes 65,000 shares of restricted stock.

Stock options provide the holder the right to receive our common shares at an established price. We have reserved 1,400,000 shares of common stock under our stock option plan. As of January 31, 2009, a total of 1,090,000 shares have been issued upon the exercise of stock options. No additional stock options can be granted under the terms of the plan. All outstanding stock options vest ratably over a four year period and have a term of ten years.

We calculate share-based compensation cost using the Black-Scholes option pricing model. The range of assumptions used to compute share-based compensation is as follows:

	Year Ended January 31		
	2009	2008	2007
Risk-free interest rate	3.5%	5.1%	5.0%
Expected volatility	40%	41%	41%
Expected dividend yield	1.8%	1.0%	1.6%
Expected life (in years)	6.5	7	6
Weighted average fair value at date of grant	$16.71	$33.31	$15.24

Expected volatility is based on the historical volatility of the price of our common shares over the past six years. We use historical information to estimate award exercise and forfeitures within the valuation model. The expected term of awards is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. Compensation cost is recognized using a straight-line method over the vesting or service period and is net of estimated forfeitures.

Note 12—Share-Based Compensation Plans (Continued)

A summary of award grants under the plans at January 31, 2009, 2008, and 2007, excluding restricted stock, together with changes during the periods then ended are presented in the following table (in thousands, except per share amounts):

	Stock Options		Stock Appreciation Rights	
	Outstanding Awards	Weighted Average Exercise Price Per Share	Outstanding Awards	Weighted Average Exercise Price Per Share
Balance at January 31, 2006	841	$14.10	1,019	$29.83
Granted	—	—	255	37.05
Exercised	(246)	14.47	(126)	28.65
Forfeited	(25)	17.76	(117)	31.57
Balance at January 31, 2007	570	13.79	1,031	31.56
Granted	—	—	66	73.73
Exercised	(276)	14.02	(195)	30.60
Forfeited	(8)	20.14	(87)	35.00
Balance at January 31, 2008	286	13.39	815	34.84
Granted	—	—	47	44.24
Exercised	(7)	18.60	—	—
Forfeited	—	—	(56)	41.16
Balance at January 31, 2009	279	$13.26	806	$34.95

Restricted Stock Awards	Number of Shares	Weighted Average Grant Date Fair Value Per Share
Unvested restricted stock at January 31, 2007	—	$ —
Granted	42	73.73
Vested	—	—
Forfeited	—	—
Unvested restricted stock at January 31, 2008	42	73.73
Granted	23	44.24
Vested	(14)	73.73
Forfeited	—	—
Unvested restricted stock at January 31, 2009	51	$60.51

A summary of award activity under the Plans as of January 31, 2009, is presented below:

	Awards	Weighted-Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Contractual Life
	(In thousands)		(In thousands)	
Outstanding at January 31, 2009	1,085	$29	$3,003	6
Outstanding at January 31, 2009 and expected to vest	214	$44	$ —	8
Exercisable at January 31, 2009	820	$25	$3,003	5

Note 12—Share-Based Compensation Plans (Continued)

Aggregate intrinsic value excludes 575,000 SARs with an exercise price in excess of the market value of our common stock as of January 31, 2009.

The total intrinsic value of options exercised during the years ended January 31, 2009, 2008 and 2007 was $189,000, $15.4 million and $8.4 million, respectively. The total intrinsic value of SARS exercised during the years ended January 31, 2008 and 2007 was $8.7 million, and $2.2 million, respectively. No SARs were exercised during the year ended January 31, 2009.

The tax benefit recognized from share-based awards exercised during the years ended January 31, 2008 and 2007 was $3.1 million and $1.1 million, respectively. No tax benefit was recognized during the year ended January 31, 2009.

A summary of the status of the Plans' nonvested awards as of January 31, 2009 is presented below (in thousands, except per share amounts):

	Stock Options		Stock Appreciation Rights	
	Nonvested Awards	Weighted Average Grant-Date Fair Value Per Award	Nonvested Awards	Weighted Average Grant-Date Fair Value Per Award
Nonvested at January 31, 2006	299	$5.23	948	$13.09
Granted	—	—	255	15.24
Vested	(159)	4.91	(265)	12.49
Forfeited	(25)	5.86	(115)	13.65
Nonvested at January 31, 2007	115	5.53	823	13.87
Granted	—	—	66	33.31
Vested	(89)	4.99	(280)	13.00
Forfeited	(7)	6.98	(88)	15.04
Nonvested at January 31, 2008	19	7.45	521	16.60
Granted	—	—	47	16.71
Vested	(19)	7.45	(251)	14.07
Forfeited	—	—	(51)	18.00
Nonvested at January 31, 2009	—	$ —	266	$18.73

As of January 31, 2009, there was $5.4 million of total unrecognized compensation cost related to nonvested share-based compensation awards granted under the Plans. That cost is expected to be recognized over a weighted average period of 1.9 years. The following table represents as of January 31, 2009 the share-based compensation costs to be recognized in future periods (in thousands) for awards granted to date:

Fiscal Year	Amount
2010	$3,327
2011	1,518
2012	519
2013	90
	$5,454

Note 13—Employee Benefit Plans

We sponsor various defined benefit pension and postretirement benefit plans. The following table presents the changes in benefit obligations, changes in plan assets and funded status of these plans. Benefit obligation balances presented in the table reflect the projected benefit obligation (PBO) for our defined benefit pension plans and accumulated postretirement benefit obligations (APBO) for the postretirement benefit plan. Both the PBO and APBO include the estimated present value of future benefits that will be paid to plan participants, based on expected future salary growth and employee services rendered through the measurement date. We use a measurement date of January 31 for all defined benefit pension plans and the postretirement plan.

	Year Ended January 31			Year ended January 31		
	Defined Benefit			Postretirement Benefit		
	2009	2008	2007	2009	2008	2007
	(In thousands)					
Change in benefit obligation						
Benefit obligation at beginning of year	$10,285	$ 9,899	$10,713	$ 7,087	$ 7,513	$ 8,490
Service cost	21	34	59	104	121	137
Interest cost	533	524	480	432	421	456
Participant contributions	—	—	—	338	324	325
Adjustment due to measurement date	—	—	—	45	—	—
Benefits paid	(279)	(313)	(1,114)	(546)	(505)	(544)
Actuarial gain	(2,016)	(116)	(1,300)	(343)	(787)	(1,351)
Settlements	—	83	84	—	—	—
Exchange rate changes	(2,390)	174	977	—	—	—
Benefit obligation at end of year	6,154	10,285	9,899	7,117	7,087	7,513
Change in plan assets						
Fair value of plan assets at beginning of year	7,942	7,693	7,195	—	—	—
Actual return on plan assets	(926)	(26)	407	—	—	—
Employer contributions	363	496	498	208	181	219
Participant contributions	—	—	—	338	324	325
Benefits paid	(218)	(313)	(1,114)	(546)	(505)	(544)
Exchange rate changes	(1,997)	92	707	—	—	—
Fair value of plan assets at end of year	5,164	7,942	7,693	—	—	—
Amounts recognized in the balance sheet consist of						
Current liability	(321)	(270)	—	(373)	(336)	—
Non-current liability	(669)	(2,073)	(2,206)	(6,744)	(6,751)	(7,513)
Net amount recognized at year-end	$ (990)	$ (2,343)	$ (2,206)	$(7,117)	$(7,087)	$(7,513)
Amounts recognized in accumulated other comprehensive income (pre-tax) consist of						
Net actuarial loss	$ 931	$ 2,124	$ 2,087	$ 393	$ 735	$ 1,715
Prior service cost credit	—	—	—	(514)	(591)	(668)
Total	$ 931	$ 2,124	$ 2,087	$ (121)	$ 144	$ 1,047

Note 13—Employee Benefit Plans (Continued)

	Year Ended January 31 Defined Benefit			Year ended January 31 Postretirement Benefit		
	2009	2008	2007	2009	2008	2007
	(In thousands)					
Components of net periodic benefit cost						
Service cost	$ 21	$ 34	$ 59	$104	$121	$136
Interest cost	533	524	480	432	421	456
Expected return on plan assets	(475)	(516)	(458)	—	—	—
Settlement loss	—	82	140	—	—	—
Amortization of prior service credit	—	—	—	(77)	(77)	(77)
Recognized net actuarial loss	82	102	144	6	193	443
Net periodic benefit cost	$ 161	$ 226	$ 365	$465	$658	$958
Weighted-average assumptions						
Discount rate for benefit obligation	6.9%	5.8%	5.2%	6.5%	6.3%	5.8%
Discount rate for net periodic benefit cost	5.8%	5.2%	4.7%	6.3%	5.8%	5.5%
Expected long-term rate of return on plan assets	6.5%	6.5%	6.5%	—	—	—
Varying rates of increase in compensation levels based on age	3.4%	3.3%	3.0%	—	—	—

The following table reflects the estimated pension benefits and postretirement gross benefit payments to be paid and medicare subsidy payments and retiree contributions to be received over the next ten years (in thousands):

		Postretirement Benefit			
	Defined Benefit	Gross Benefit Payments	Medicare Subsidy	Retiree Contributions	Net Benefit Payments
2010	$ 189	$ 916	$ 85	$ 458	$ 373
2011	242	1,024	92	498	434
2012	216	1,125	103	567	455
2013	185	1,242	113	637	492
2014	218	1,377	122	726	529
2015 - 2019	1,141	7,863	749	4,003	3,111

Our expected contribution in fiscal 2010 to the defined benefit pension plans is $301,000.

The amount in accumulated other comprehensive income expected to be recognized as components of net periodic benefit costs in fiscal 2010 include an actuarial loss of $56,000 for our defined benefit plans and a prior service credit of $77,000 for our postretirement plan.

Defined Benefit Pension Plans

We sponsor defined benefit pension plans covering certain employees in France and England. Benefits under the defined benefit pension plans are based on years of service and average earnings over a specified period of time. The net periodic cost of our defined benefit pension plans is determined using the projected unit credit method. Several actuarial assumptions are used to determine the defined benefit pension obligations and net periodic pension cost, the most significant of which are the discount rate, the long-term rate of asset return and changes in compensation levels. Our funding policy for defined benefit pension plans is to generally make annual contributions based on actuarially determined funding requirements.

Note 13—Employee Benefit Plans (Continued)

We determine the discount rate for the defined benefit pension plans each year as of the measurement date, based on a review of interest rates associated with long-term high quality corporate bonds in the geographic region where the plan is maintained.

The expected long-term rate of return on defined benefit pension plan assets assumption is derived based on the historical returns achieved by the pension trust and anticipated future long-term performance of individual assets classes. Consideration is also given to the appropriate investment strategy and anticipated future distribution of plan assets between asset classes. While this analysis gives appropriate consideration to recent trust performance and historical returns, the assumption represents a long-term prospective return.

Our principal objective is to ensure that plan assets are sufficient to enable all future pension liabilities to be paid when due. Plan assets are allocated with a goal to achieve diversification between and within various asset classes to meet long-term objectives of return, while mitigating against downside risks and considering expected cash flows. The asset allocations for the pension assets at January 31, 2009 and 2008 are as follows:

Asset Category	Percentage of Plan Assets At January 31 2009	2008	Target allocation
Equity	44%	52%	44%
Debt	44%	40%	44%
Real estate	3%	4%	3%
Cash	9%	4%	9%

Equity includes domestic and international equity securities, such as common, preferred or other capital stock, as well as mutual funds. Debt includes domestic and international debt securities, such as U.S. and other foreign government securities, corporate bonds and commercial paper.

The accumulated benefit obligation is the actuarial present value of benefits attributed to employee services rendered to date, excluding assumptions about future compensation levels. The accumulated benefit obligation for all defined benefit pension plans was $6.2 million at January 31, 2009 and $10.1 million at January 31, 2008. The net underfunded pension liability was $1 million and $2.3 million as of January 31, 2009 and 2008, respectively. The decrease in the liability in fiscal 2009 is primarily the result of an increase in the discount rate and foreign currency changes.

During fiscal 2007, we terminated our defined benefit pension plan in Canada through the purchase of annuities and a lump sum distribution. We have no further obligation under this plan.

Postretirement Benefit Plan

We also provide a postretirement benefit plan, consisting of health care coverage to eligible retirees and qualifying dependents in the United States. Benefits under this postretirement benefit plan are generally based on age at retirement and years of service. The net periodic cost of the postretirement plan is determined using the projected unit credit method. Other significant actuarial assumptions include the discount rate, health care cost trend rates (rate of growth for medical costs) and rates of retirement and life expectancy of plan participants. We determine our discount rate using a "yield curve expected benefit payment" methodology based on interest rates associated with long-term high quality corporate bonds. This methodology uses individual curve rates to discount each future years' expected plan benefit payments. We are accruing the estimated future costs of providing postretirement benefits to eligible active employees during the active service period. Our postretirement plan is

Note 13—Employee Benefit Plans (Continued)

not funded and we have no current plans to provide funding other than annual contributions, which represent the benefits paid for the year.

Assumed health care cost trend rates have a significant effect on the amounts reported for our postretirement benefit plan. The assumed health care cost trend rates used in measuring the APBO were as follows at January 31:

	January 31	
	2009	2008
Health care cost trend rate assumed next year	8.5%	9%
Ultimate trend rate	4.5%	4.5%
Year ultimate trend rate is reached	2017	2017

The following presents the effect of a 1% change in health care cost trend rates at January 31, 2008 (in thousands):

	1% Increase	1% Decrease
Change in health care cost trend rate:		
Effect on service and interest costs	$ 73	$ (62)
Effect on postretirement benefit obligation	853	(727)

The fiscal 2009 postretirement benefit costs will be based on a 6.25% discount rate.

Defined Contribution Retirement Plans

We sponsor a number of defined contribution retirement plans. We match employee contributions in varying degrees and also make contributions to certain plans based on a percentage of employee wages. Our expense under these plans was $5.2 million, $5.4 million and $4.8 million, for the years ended January 31, 2009, 2008 and 2007, respectively.

Note 14—Earnings Per Share

The following table presents the calculation of basic and diluted earnings per share (in thousands, except per share amounts):

	Year Ended January 31		
	2009	2008	2007
Basic earnings per share:			
Net income	$ 1,267	$60,147	$45,481
Weighted average shares of common stock outstanding	10,794	11,841	12,505
	$ 0.12	$ 5.08	$ 3.64
Diluted earnings per share:			
Net income	$ 1,267	$60,147	$45,481
Weighted average shares of common stock outstanding	10,794	11,841	12,505
Dilutive effect of stock options	283	492	566
Diluted weighted average shares of common stock outstanding	11,077	12,333	13,071
	$ 0.11	$ 4.88	$ 3.48

Note 14—Earnings Per Share (Continued)

Basic earnings per share is based on the weighted average number of common shares outstanding for the period. Diluted weighted average common shares includes the incremental shares that would be issued upon the assumed exercise of stock options and stock appreciation rights and the amount of unvested restricted stock. Unexercised SARS totaling 104,000 and 66,000 awards were excluded from the calculations of diluted earnings per share, for fiscal 2009 and 2008 respectively, because they were antidilutive. Unvested restricted stock totaling 26,000 shares was excluded from the fiscal 2009 calculation of diluted earnings per share because it was antidilutive.

Note 15—Accumulated Other Comprehensive Income (Loss)

	Accumulated Other Comprehensive Income (Loss)		
	Translation Adjustment	Minimum Pension Liability Adjustment	Total
		(In thousands)	
Balance at January 31, 2006	$ 10,667	$(2,986)	$ 7,681
Translation adjustment	4,008	—	4,008
Minimum pension/postretirement liability adjustment, net of tax effect of $360	—	605	605
			—
Balance at January 31, 2007	14,675	(2,381)	12,294
Translation adjustment	22,817	—	22,817
Minimum pension/postretirement liability adjustment, net of tax effect of ($304)	—	562	562
Balance at January 31, 2008	37,492	(1,819)	35,673
Translation adjustment	(28,550)		(28,550)
Minimum pension/postretirement liability adjustment, net of tax effect of ($319)		1,144	1,144
Balance at January 31, 2009	$ 8,942	$ (675)	$ 8,267

Note 16—Fair Value of Financial Assets and Liabilities

The fair value of our financial instruments represents the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. The carrying amount of our cash and cash equivalents, trade receivables and payables and notes payable to banks approximates fair value due to the short maturity of these instruments. The carrying value of long-term debt approximates fair market value due to the variable interest rate on the debt.

Note 17—Derivative Instruments and Hedging Activities

We have operations and sell products to dealers and original equipment manufacturers throughout the world. Our activities expose us to a variety of market risks, including the effects of changes in foreign currency exchange rates. These financial exposures are monitored and managed within our foreign exchange management policy as approved by the Board of Directors. Our policy prohibits any activity construed as speculating on the changes in the value of any foreign currency. Our risk-management program focuses on the unpredictability of financial markets and seeks to reduce the effects that the volatility of these markets may have on our operating results.

Note 17—Derivative Instruments and Hedging Activities (Continued)

We maintain a foreign currency risk-management strategy that uses derivative instruments to protect our interests from unanticipated fluctuations in earnings caused by volatility in foreign currency exchange rates. Various amounts of our payables, receivables and subsidiary royalties are denominated in foreign currencies, thereby creating exposures to changes in exchange rates.

We purchase foreign currency forward exchange contracts with contract terms lasting up to six months, but generally less than one month, to protect against the adverse effects that exchange rate fluctuations may have on foreign currency denominated receivables and payables. We only purchase these contracts for actual currency exposures. These derivatives do not qualify for hedge accounting, in accordance with SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities." The gains and losses on both the derivatives and the foreign currency denominated receivables and payables are recorded as transaction adjustments in current earnings thereby minimizing the effect on current earnings of exchange-rate fluctuations.

By using derivative financial instruments to hedge exposures to changes in exchange rates, we expose ourselves to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivatives contract. When the fair value of a derivative contract is positive, the counterparty owes us, which creates repayment risk for us. When the fair value of a derivative contract is negative, we owe the counterparty and, therefore, it does not possess repayment risk. We minimize the credit or repayment risk in derivative instruments by entering into transactions with counterparties whose credit ratings are AA or higher, monitoring the amount of exposure to each counterparty and monitoring the financial condition of our counterparties.

Market risk is the adverse effect on the value of a foreign exchange contract that results from a change in the underlying exchange rates. The market risk associated with these foreign exchange risks is managed by only hedging actual exposures. Any change in value of the foreign exchange contract due to exchange rate change is offset by the change in value of the underlying asset being hedged due to exchange rate change.

At January 31, 2009 and 2008, we had approximately $115.7 million and $71.4 million, respectively, nominal value of contracts in place to buy or sell foreign currency. The fair value of these contracts is recorded in the consolidated financial statements as a foreign currency gain or loss. The principal currencies hedged are denominated in Canadian dollars, Euros, British pounds and Japanese yen.

Note 18—Acquisitions

We completed the following acquisitions during the three years ended January 31, 2009:

- During fiscal 2008, we purchased American Compaction Equipment, Inc., a manufacturer of construction attachments located in San Juan Capistrano, California. The total purchase price was approximately $11.5 million, net of assumed liabilities.
- During fiscal 2007, we purchased the assets of Pacific Services and Manufacturing, Inc., a manufacturer of construction attachments located in Woodinville, Washington. The total purchase price was approximately $40.3 million, net of assumed liabilities.

Note 19—Supplementary Quarterly Financial Information (unaudited)

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter(1)
	(In thousands, except per share amounts)			
Year ended January 31, 2009				
Net sales	$149,867	$150,103	$139,134	$ 95,068
Gross profit	$ 42,348	$ 42,717	$ 40,537	$ 22,946
Operating income (loss)	$ 17,752	$ 18,514	$ 17,815	$ (42,604)
Net income (loss)	$ 10,858	$ 10,495	$ 10,415	$ (30,501)
Net income (loss) per share:				
Basic	$ 1.01	$ 0.97	$ 0.96	$ (2.82)
Diluted	$ 0.98	$ 0.94	$ 0.94	$ (2.82)
Year ended January 31, 2008				
Net sales	$135,500	$143,183	$143,143	$136,247
Gross profit	$ 43,229	$ 45,286	$ 44,041	$ 38,618
Operating income	$ 37,311	$ 23,525	$ 20,627	$ 14,150
Net income	$ 23,796	$ 15,144	$ 12,420	$ 8,787
Net income per share:				
Basic	$ 1.99	$ 1.27	$ 1.04	$ 0.76
Diluted	$ 1.90	$ 1.21	$ 1.00	$ 0.74

(1) Amounts include a $46,376 ($31,576 after tax) asset impairment charge during the fourth quarter ended January 31, 2009.

Form 10-K

Schedule II

Cascade Corporation

Valuation and Qualifying Accounts
(In thousands)

Column A Description	Column B Balance at Beginning of Period	Column C Charged to Costs and Expenses	Column D Deductions	Column E Foreign Currency Impact/Acquisitions	Column F Balance at End of Period
Years ended January 31:					
2009					
Allowance for doubtful accounts receivable	$ 1,623	$ 422	$ (394)	$ (210)	$ 1,441
Valuation allowances-deferred tax assets	$11,672	$3,211	$ (593)	$(1,846)	$12,444
Obsolete inventory reserve	$ 1,775	$ 634	$ (176)	$ (258)	$ 1,975
2008					
Allowance for doubtful accounts receivable	$ 1,515	$ 45	$ (123)	$ 186	$ 1,623
Valuation allowances-deferred tax assets	$ 8,752	$1,798	$ (49)	$ 1,171	$11,672
Obsolete inventory reserve	$ 2,280	$ 497	$(1,182)	$ 180	$ 1,775
2007					
Allowance for doubtful accounts receivable	$ 1,415	$ 254	$ (225)	$ 71	$ 1,515
Valuation allowances-deferred tax assets	$ 9,603	$ 653	$(2,070)	$ 566	$ 8,752
Obsolete inventory reserve	$ 1,592	$ 588	$ (329)	$ 429	$ 2,280

Item 9. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management has evaluated, under the supervision and with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report pursuant to Rule 13a-15(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). Based on that evaluation, our chief executive officer and chief financial officer have concluded that, as of the end of the period covered by this report, our disclosure controls and procedures are effective in ensuring that information required to be disclosed in our Exchange Act reports is (1) recorded, processed, summarized and reported in a timely manner, and (2) accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of January 31, 2009. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in "Internal Control—Integrated Framework". Based on our evaluation, our management concluded that, as of January 31, 2009, our internal control over financial reporting was effective based on those criteria.

The effectiveness of our internal control over financial reporting as of January 31, 2009, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which is included herein.

Changes in Internal Control Over Financial Reporting

There has been no change in the internal control over financial reporting that occurred during the three months ended January 31, 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

CEO and CFO Certifications

The certifications of our Chief Executive Officer and Chief Financial Officer required under Section 302 of the Sarbanes-Oxley Act have been filed as Exhibits 31.1 and 31.2 to this report. Additionally, on June 19, 2008 our Chief Executive Officer certified to the New York Stock Exchange that he was not aware of any violation by us of the New York Stock Exchange's corporate governance listing standards.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Information regarding our directors is set forth under the heading "Proposal 1: Election of Directors" in the Company's Proxy Statement for its 2009 Annual Meeting to be filed within 120 days after our fiscal year end of January 31, 2009, ("Proxy Statement") and is incorporated into this report by reference. Information regarding our executive officers is set forth in Part I of this report under "Officers of the Registrant."

Audit Committee

We have a separately-designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are Mr. Duane C. McDougall (Chair), Dr. Nicholas R. Lardy, Mr. James S. Osterman, Dr. Nancy A. Wilgenbusch, Peter D. Nickerson and Mr. Henry W. Wessinger II, each of whom is independent as independence for Audit Committee members is defined under New York Stock Exchange listing standards applicable to us.

Audit Committee Financial Expert

Our Board of Directors has determined that Duane C. McDougall, Chair of the Audit Committee, is an audit committee financial expert as defined in Item 407(d)(5) of Regulation S-K of the Exchange Act and is independent as independence for Audit Committee members is defined under New York Stock Exchange listing standards applicable to us.

Code of Ethics

We have adopted a code of ethics and business responsibilities ("Code") for directors, officers (including the CEO, CFO, principal accounting officer, and persons performing similar functions) and employees, which is Exhibit 14 of this report. A copy of the Code is available on our website at *www.cascorp.com/investor*. Shareholders may also request a free copy of the Code from:

Cascade Corporation
Attention: Secretary
Post Office Box 20187
Portland, Oregon 97294-0187
503-669-6300

We will post on our website any required amendments to or waivers granted under the Code pursuant to Securities and Exchange Commission or New York Stock Exchange disclosure rules.

Item 11. Executive Compensation

Information regarding compensation of our named executive officers, directors and certain matters regarding the Compensation Committee of our Board of Directors is set forth under the headings "Executive Compensation," "Corporate Governance and Other Board Matters—Director Compensation" and "Compensation Committee Interlocks and Insider Participation," in the Proxy Statement and is incorporated into this report by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stock Holder Matters

Information concerning the security ownership of certain beneficial owners, directors, and executive officers of Cascade is set forth under the heading "Voting Securities-Stock Ownership Of Certain Beneficial Owners And Management" in the Proxy Statement and is incorporated into this report by reference.

Information regarding our equity compensation plans is set forth under the heading "Equity Compensation Plan Information" in the Proxy Statement and is incorporated into this report by reference.

Item 13. Certain Relationships and Related Transactions and Director Independence

Information concerning certain relationships and related transactions is included under "Certain Relationships and Related Transactions" in the Proxy Statement and is incorporated into this report by reference. Information concerning the independence of our directors is set forth under the heading "Corporate Governance and Other Board Matters – Board Independence" in the Proxy Statement and is incorporated into this report by reference.

Item 14. Principal Accounting Fees and Services

Information concerning fees paid to our principal accountants is set forth under the heading "Fees Paid to Independent Registered Public Accounting Firm" in the Proxy Statement and is incorporated into this report by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) Index to Financial Statements

The individual financial statements of the registrant and its subsidiaries have been omitted since Cascade is primarily an operating company and all subsidiaries included in the consolidated financial statements, in the aggregate, do not have minority equity interests and/or indebtedness to any person other than the registrant or its consolidated subsidiaries in amounts which together exceed 5% of the total consolidated assets at January 31, 2009, except indebtedness incurred in the ordinary course of business which is not overdue and which matures within one year from the year of its origination.

3. *Exhibits*

Exhibit No.	Description
3.1	Restated Articles of Incorporation, filed as Exhibit 3.1 to Form 10-Q filed with the Commission on September 5, 2008.(1)
3.2	Bylaws, as amended April 6, 2007 filed as Exhibit 3.2 to Form 10-K filed with the Commission on April 16, 2007.(1)
10.1	Severance Agreement dated May 25, 2000, with Richard S. Anderson, filed as Exhibit 3 to Form 10-K filed with the Commission on May 1, 2001.(1)(2)
10.2	Severance Agreement dated May 25, 2000, with Robert C. Warren, Jr., filed as Exhibit 1 to Form 10-K filed with the Commission on May 1, 2001.(1)(2)
10.3	Agreement dated January 25, 2008, regarding retirement of Gregory S. Anderson filed as Exhibit 10.3 to Form 10-K filed with the Commission on April 8, 2008.(1)(2)
10.4	1999 Amendment and Restatement of the Cascade Corporation 1995 Senior Managers' Incentive Stock Option Plan filed as Exhibit 4.3 to the Registration Statement on Form S-8 (Registration No. 333-103581) filed with the Commission on March 4, 2003.(1)(2)
10.5	Form of Stock Option Agreement for 1999 Amendment and Restatement of the Cascade Corporation 1995 Senior Managers' Incentive Stock Option Plan filed as Exhibit 10.5 to Form 10-K filed with the Commission on April 18, 2005.(1)(2)
10.6	Cascade Corporation Stock Appreciation Rights and Restricted Stock Plan, filed as Exhibit 10.1 to Form 10-Q filed with the Commission on September 10, 2007.(1)(2)
10.7	Form of Stock Appreciation Rights Agreement for Cascade Corporation Stock Appreciation Rights Plan filed as Exhibit 10.7 to Form 10-K filed with the Commission on April 18, 2005.(1)(2)

Exhibit No.	Description
10.8	Form of Restricted Stock Agreement (Employee) for Cascade Corporation Stock appreciation Rights and Restricted Stock Plan filed as Exhibit 10.2 to Form 10-Q filed with the Commission on September 10, 2007.(1)(2)
10.9	Form of Restricted Stock Agreement (Director) for Cascade Corporation Stock Appreciation Rights and Restricted Stock Plan filed as Exhibit 10.3 to Form 10-Q filed with the Commission on September 10, 2007.(1)(2)
10.10	Summary of Non-Employee Director and Named Executive Officer Compensation Arrangements.(2)
10.11	Loan Agreement dated February 28, 2003, among Cascade Corporation, Bank of America, N.A., Union Bank of California, N.A., and Bank of America, N.A. as agent, filed as Exhibit 10.1 to Form 8-K filed with the Commission on December 18, 2006.(1)
10.12	Amendment to Credit Agreement dated June 29, 2005, among Cascade Corporation, Bank of America, N.A., Union Bank of California, N.A., and Bank of America, N.A. as agent, filed as Exhibit 10.2 to Form 8-K filed with the Commission on December 18, 2006.(1)
10.13	Second Amendment to Credit Agreement dated February 24, 2006, among Cascade Corporation, Bank of America, N.A., Union Bank of California, N.A., and Bank of America, N.A. as agent, filed as Exhibit 10.3 to Form 8-K filed with the Commission on December 18, 2006.(1)
10.14	Third Amendment to Loan Agreement dated December 12, 2006, among Cascade Corporation, Bank of America, N.A., Union Bank of California, N.A., and Bank of America, N.A. as agent, filed as Exhibit 10.4 to Form 8-K filed with the Commission on December 18, 2006.(1)
10.15	Fourth Amendment to Loan Agreement dated October 3, 2007 among Cascade Corporation, Bank of America, N.A., Union Bank of California, N.A., and Bank of America, N.A. as agent, filed as Exhibit 10.16 to Form 10-K filed with the Commission on April 8, 2008.(1)
10.16	Fifth Amendment to Loan Agreement dated December 21, 2007 among Cascade Corporation, Bank of America, N.A., Union Bank of California, N.A. and Bank of America, N.A. as agent, filed as Exhibit 10.17 to Form 10-K filed with the Commission on April 8, 2008.(1)
14	Code of Ethics and Business Responsibilities for Directors, Officers, and Employees, filed as Exhibit 14 to Form 10-K filed with the Commission on April 8, 2008.(1)
21	Subsidiaries of the registrant.
23	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.
31.1	Certification of Chief Executive Officer
31.2	Certification of Chief Financial Officer
32	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350

(1) Incorporated by reference.

(2) Indicates management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant, CASCADE CORPORATION has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

CASCADE CORPORATION

By: /s/ JOSEPH G. POINTER

Joseph G. Pointer
Chief Financial Officer

Form 10-K

Pursuant to the requirements of the Securities Exchange Act of 1934 this report has been signed below by the following persons on behalf of the registrant and in the capacities on the dates indicated.

/s/ ROBERT C. WARREN, JR. Robert C. Warren, Jr.	President and Chief Executive Officer, and Director (Principal Executive Officer)	April 6, 2009 Date
/s/ JOSEPH G. POINTER Joseph G. Pointer	Chief Financial Officer (Principal Financial and Accounting Officer)	April 6, 2009 Date
/s/ JAMES S. OSTERMAN James S. Osterman	Director	April 6, 2009 Date
/s/ NICHOLAS R. LARDY Nicholas R. Lardy	Director	April 6, 2009 Date
/s/ DUANE C. MCDOUGALL Duane C. McDougall	Director	April 6, 2009 Date
/s/ PETER D. NICKERSON Peter D. Nickerson	Director	April 6, 2009 Date
/s/ HENRY W. WESSINGER II Henry W. Wessinger II	Director	April 6, 2009 Date
/s/ NANCY A. WILGENBUSCH Nancy A. Wilgenbusch	Director	April 6, 2009 Date

NOTICE OF ANNUAL MEETING

Fellow Shareholders:

Cascade Corporation's 2009 Annual Meeting will take place on Tuesday, June 2, 2009, at 10:00 a.m., Pacific Daylight Time, at our corporate headquarters, 2201 N.E. 201st Avenue, Fairview, Oregon, 97204-9718, for the following purposes:

1. To elect two directors to serve three-year terms.

2. To ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending January 31, 2010.

3. To transact such other business as may properly come before the meeting or any postponement or adjournment of the meeting.

Shareholders of record at the close of business on April 3, 2009 will be entitled to receive notice of, attend, and vote at the meeting.

Your vote is important. Whether or not you plan to attend in person, we urge you to promptly vote your shares by telephone, by the Internet or, if this proxy statement was mailed to you, by returning the enclosed proxy card in order that your vote may be cast at the Annual Meeting.

Cordially,

James S. Osterman
Chairman

Portland, Oregon
March 31, 2009

PROXY STATEMENT

TABLE OF CONTENTS

PROXY STATEMENT

GENERAL INFORMATION

Under rules adopted by the U.S. Securities and Exchange Commission ("SEC"), we are furnishing proxy materials to our shareholders on the Internet, rather than mailing printed copies of those materials to each shareholder. If you received a Notice of Internet Availability of Proxy Materials by mail, you will not receive a printed copy of the proxy materials unless you request one. Instead, the Notice of Internet Availability will instruct you as to how you may access and review the proxy materials on the Internet. The Notice of Internet Availability also instructs you as to how you may vote your shares. If you received a Notice of Internet Availability by mail and would like to receive a printed copy of our proxy materials, please follow the instructions included in the Notice of Internet Availability. We anticipate that the Notice of Internet Availability will be mailed to stockholders on or about April 21, 2009.

This Proxy Statement, which is first being released to shareholders on April 21, 2009, is furnished in connection with the solicitation of proxies by our Board of Directors ("Board") to be used at the annual meeting of shareholders to be held at our corporate headquarters, 2201 N.E. 201st Avenue, Fairview, Oregon, 97024-9718, at 10:00 a.m., Pacific Daylight Time, on June 2, 2009.

We will bear the entire cost of proxy solicitation, which will be primarily by mail or electronically. Proxies may also be solicited personally or by telephone by our directors, officers and employees without additional compensation. We will ask brokers, custodians, nominees and other record holders to prepare and send a Notice of Internet Availability of Proxy Materials to those for whom they hold shares and forward copies of the proxy materials to beneficial owners who request paper copies and will reimburse them for their reasonable expenses.

Our Board has fixed the close of business on April 3, 2009, as the record date for determining the holders of our common shares that are entitled to notice of, and to vote at, the annual meeting. At the close of business on April 3, 2009, 10,852,530 common shares were outstanding. Each common share is entitled to one vote on all matters that properly come before the annual meeting. A quorum of shareholders will be established at the meeting if a majority of our outstanding common shares entitled to vote are present or represented by proxy.

If you own your shares through a broker, bank or other nominee and do not participate in electronic delivery of proxy materials, you will receive only one copy of our proxy materials if you share a single address with another shareholder unless we received instructions to the contrary from you. This practice, known as "householding," is designed to eliminate duplicate mailings, conserve natural resources and reduce our printing and mailing costs. You can request to receive a separate Proxy Statement by contacting the institution that holds your shares.

Methods of Voting

You have three options for submitting your vote prior to the annual meeting:

- via the Internet at *www.proxyvote.com;*
- by phone (please see your proxy card for instructions); or
- by requesting, completing and mailing in a paper proxy card, as outlined in the Notice of Internet Availability.

We encourage you to register your vote via the Internet. If you attend the annual meeting, you may also submit your vote in person, and any votes that you previously submitted, whether via the Internet, by phone or by mail, will be superseded by the vote that you cast at the annual meeting. Whether your proxy is submitted via the

Internet, by phone or by mail, if it is properly completed and submitted and if you do not revoke it prior to the annual meeting, your shares will be voted at the in the manner set forth in this Proxy Statement or as otherwise specified by you.

You may revoke your proxy at any time before it is voted at the meeting. To revoke your proxy, you must:

- enter a new vote by telephone, over the Internet, or by signing and returning another proxy card at a later date;
- provide written notice of the revocation to Joseph G. Pointer, Secretary, at Cascade Corporation, 2201 N.E. 201st Avenue, Fairview, Oregon, 97204-9718; or
- attend the meeting and vote in person.

Please note that if a broker, bank or other nominee is the record holder of your shares and you wish to vote at the annual meeting, you must bring to the meeting a letter from the record holder confirming your beneficial ownership of the shares. If a broker, bank or other nominee is the record holder of your shares and you wish to revoke your proxy, you must contact the record holder of your shares directly.

Votes Required for the Proposals

The election of directors (Proposal 1) will be determined by a plurality of the votes cast. "Plurality" means that the individuals who receive the highest number of votes are elected as directors, up to the number of directors to be chosen at the meeting. Ratification of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending January 31, 2010 (Proposal 2), requires the affirmative vote of a majority of the votes cast. Abstentions or broker non-votes will have no effect on the required vote on any matter.

If you return a signed proxy without instructions, your shares will be voted in accordance with the recommendation of our Board – FOR all nominees for election as directors and FOR ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm. If your shares are held in street name and you do not instruct your broker on how to vote your shares, your broker, in its discretion, may either leave your shares unvoted or vote your shares on routine matters. Proposal 1 and Proposal 2 are routine matters.

Quorum Requirement

A quorum, which is a majority of the outstanding shares entitled to vote as of the record date, April 3, 2009, must be present in order to hold the meeting and to conduct business. Shares are counted as being present if you vote in person at the meeting, by telephone, over the Internet, or by submitting a properly executed proxy card. Abstentions are counted as present for the purpose of determining a quorum.

PROPOSAL 1: ELECTION OF DIRECTORS

Our Board currently consists of seven directors, which our Bylaws divide into three groups. The term of office of one group expires at each annual meeting. This year the terms of Duane C. McDougall and James S Osterman expire. Each is nominated to a term ending in 2012.

NOMINEES

DUANE C. McDOUGALL   Director since 2002   Age 57

Mr. McDougall has been Chairman and Chief Executive Officer of Boise Cascade, LLC, a privately-held manufacturer and distributor of wood products, since December 2008. He served as President and Chief Executive Officer of Willamette Industries, Inc., an international forest products company, from 1998 to 2002.

Prior to becoming President and Chief Executive Officer, Mr. McDougall served as Chief Operating Officer, Chief Accounting Officer and in other positions during his 22 year tenure with Willamette Industries, Inc. He serves as a Director of the following publicly held companies: The Greenbrier Companies, Inc. and West Coast Bancorp.

JAMES S. OSTERMAN	Director since 1994	Age 71

Mr. Osterman has been President and Chief Executive Officer and a Director of Blount International, Inc. (Blount), a diversified international manufacturing company, since 2002. He is also currently the Chairman of Blount. He served as President of Outdoor Products Group, Oregon Cutting Systems Division of Blount, Inc., from 1986 to 2002.

Term Expires 2010

NICHOLAS R. LARDY, Ph.D.	Director since 1993	Age 63

Dr. Lardy became a Senior Fellow of the Peter G. Peterson Institute for International Economics, a policy research institution in Washington, D.C., in 2003. He served as a Senior Fellow at The Brookings Institution, also in Washington, D.C., from 1995 to 2003.

NANCY A. WILGENBUSCH, Ph.D.	Director since 1997	Age 61

Dr. Wilgenbusch is President Emerita of and advisor for Marylhurst University. She previously served as President of Marylhurst University from 1984 to June 2008. She currently serves as a director of West Coast Bancorp and is a trustee of the Tax-Free Trust of Oregon.

Term Expires 2011

PETER D. NICKERSON	Director since 2007	Age 51

Mr. Nickerson serves as a director of Growth-link Overseas Company, an investment enterprise based in Hong Kong with investments in China, Vietnam and India. Growth-link invests primarily in contract footwear manufacturing facilities, and to a lesser extent that industry's upstream and downstream infrastructure. Mr. Nickerson has been a director of Growth-link since 1988.

ROBERT C. WARREN, JR.	Director since 1982	Age 60

Mr. Warren has served as our President and Chief Executive Officer since 1996. He was President and Chief Operating Officer prior to 1996, and was formerly Vice President – Marketing. He is a Director of ESCO Corporation, a privately held manufacturer of high alloy steel products.

HENRY W. WESSINGER II	Director since 1998	Age 55

Mr. Wessinger has been Vice President – Senior Portfolio Manager of UBS Financial Services since 2006. Previously, he was Senior Vice President, Ragen MacKenzie, a Division of Wells Fargo Investments, LLC from 1990 to 2006. He serves as Treasurer of the Wessinger Foundation and Trustee of the Catlin Gabel School and Chair of its Endowment Committee.

The Board unanimously recommends that you vote "For" each nominee.

PROPOSAL 2: RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has appointed PricewaterhouseCoopers LLP to serve as Cascade's independent registered public accounting firm for the fiscal year ending January 31, 2010, and as a matter of good corporate governance we are asking shareholders to ratify this appointment. Representatives of PricewaterhouseCoopers LLP are expected to be present at the annual meeting. They will have the opportunity to make a statement if they desire to do so, and will be available to respond to appropriate questions from shareholders. If the selection of PricewaterhouseCoopers LLP is not ratified, the Audit Committee will consider whether it should select another independent registered public accounting firm.

The Board unanimously recommends a vote FOR the proposal to ratify the appointment of PricewaterhouseCoopers LLP as Cascade's independent registered public accounting firm for the fiscal year ending January 31, 2010.

CORPORATE GOVERNANCE AND OTHER BOARD MATTERS

We are committed to conducting our operations in accordance with accepted principles of good corporate governance and to applying the highest standards of ethical and legal conduct in our business dealings. Our Corporate Governance Guidelines and our Code of Ethics & Business Responsibilities for Directors, Officers and Employees are available on our website at *www.cascorp.com* and in print to any shareholder who requests them.

Board Independence

Our Corporate Governance Guidelines provide that a majority of the Board must meet the criteria for independence established by applicable law and the requirements of the New York Stock Exchange ("NYSE"). The Board has determined that all of the current directors other than Mr. Warren, our President and Chief Executive Officer, are independent in accordance with applicable law and NYSE requirements. In making its determination, the Board applied the following director independence standards, which reflect the NYSE director independence standards currently in effect:

- No director qualifies as "independent" unless the Board affirmatively determines that the director has no material relationship with Cascade or any of its subsidiaries (either directly or as a partner, shareholder or officer of an organization that has a relationship with Cascade or any of its subsidiaries);

- A director who is an employee or whose immediate family member is an executive officer of Cascade or any of its subsidiaries is not independent. Such director will become independent three years after the end of such employment relationship;

- A director who receives, or whose immediate family member receives, more than $120,000 per year in direct compensation from Cascade or any of its subsidiaries, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), is not independent. Such director will become independent three years after he or she ceases to receive more than $120,000 per year in such compensation;

- A director who is a partner or employee of a firm that is Cascade's internal or external auditor, whose immediate family member is a partner of that firm, whose immediate family member is an employee of that firm who personally works on Cascade's audit, or who, within the last three years, was a partner or employee of that firm and personally worked on Cascade's audit during that time or had an immediate family member who was a partner or employee of that firm who personally worked on Cascade's audit during that time, is not independent;

- A director who is employed, or whose immediate family member is employed, as an executive officer of another company where any of Cascade's or any of its subsidiaries' present executives serve on that company's compensation committee is not independent. Such director will become independent three years after the end of such service or the employment relationship; and
- A director who is an employee, or whose immediate family member is an executive officer, of a company that makes payments to, or receives payments from, Cascade or any of its subsidiaries for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million, or 2% of such other company's consolidated gross revenues, is not independent until three years after such payments cease to exceed such threshold.

The Board has also determined that those directors who serve on the Audit, Compensation and Nominating and Governance Committees of the Board are independent in accordance with applicable law and NYSE requirements. In making its determination with respect to Mr. Wessinger, the Board considered the business relationship between Mr. Warren personally and Mr. Wessinger arising from Mr. Wessinger's position as Vice President – Senior Portfolio Manager of UBS Financial Services and concluded that the relationship was not material to Mr. Wessinger's independence.

Board Committees and Meetings

The Board currently has standing Audit, Compensation and Nominating and Governance Committees. During the year ended January 31, 2009, each director attended at least 75% in aggregate of the meetings of the Board and committees on which he or she served. The members of the committees and the number of meetings held during the year are identified in the following table.

Director	Board	Audit	Nominating and Governance	Compensation
Nicholas R. Lardy	X	X	X	X (Chair)
Duane C. McDougall	X	X (Chair)	X	X
Peter D. Nickerson	X	X	X	X
James S. Osterman	X (Chair)	X	X	X
Robert C. Warren, Jr.	X			
Henry W. Wessinger II	X	X	X (Chair)	X
Nancy A. Wilgenbusch	X	X	X	X
Number of meetings	5	4	3	3

Directors are encouraged to attend the annual meeting of shareholders, absent unavoidable circumstances which do not permit attendance. All directors attended the 2008 annual meeting of shareholders.

Audit Committee

The Audit Committee assists the Board with oversight of the integrity of our financial statements, the independent registered public accounting firm's qualifications and independence, the performance of our internal audit function and independent registered public accounting firm and our compliance with legal and regulatory requirements. The Audit Committee is also charged with the responsibility for satisfying itself regarding the following:

- Our system of internal controls is reasonably adequate and is operating effectively;
- Our systems, procedures and policies provide reasonable assurance that financial information is fairly presented;
- Overall annual audit coverage is satisfactory and is designed to provide reasonable assurance that our financial statements fairly reflect our financial condition and the results of our operations;
- Appropriate standards of business conduct are established and observed.

The Audit Committee also conducts an annual evaluation of its performance in fulfilling its duties and responsibilities. The report of the Audit Committee is included in this proxy statement. The charter of the Audit Committee is available at *www.cascorp.com* and in print to any shareholder who requests it.

Each member of the Audit Committee is independent in accordance with applicable SEC rules and NYSE requirements. The Board has determined that Mr. McDougall qualifies as an "audit committee financial expert" as defined in the rules of the SEC.

Compensation Committee

The Compensation Committee provides assistance to the Board in fulfilling its responsibilities related to the compensation of the directors and key management personnel of Cascade. The Compensation Committee is authorized to delegate its authority to subcommittees it may form. Each member of the Compensation Committee is independent in accordance with the requirements of the NYSE. Specific responsibilities of the Compensation Committee include:

- Reviewing and discussing with management the Compensation Discussion and Analysis and other executive compensation disclosures included in our proxy statement and issuing an annual report on executive compensation in connection therewith;
- Annually reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer ("CEO");
- Evaluating the CEO's performance and making recommendations regarding the CEO's compensation level based on the evaluation for approval by the independent members of the Board;
- Reviewing and making recommendations to the Board with respect to the compensation of our key management personnel and directors;
- Reviewing and making recommendations to the Board with respect to our incentive and equity based compensation plans;
- Conducting an annual evaluation of the Compensation Committee's performance in fulfilling its duties and responsibilities;
- Making regular reports to the Board.

The report of the Compensation Committee is included in this proxy statement. The charter of the Compensation Committee is available on our website at *www.cascorp.com.* and in print to any shareholder who requests it.

Nominating and Governance Committee

The Nominating and Governance Committee provides oversight on issues surrounding the composition and operation of the Board. Specific responsibilities of the Nominating and Governance Committee include:

- Identifying individuals qualified to serve on the Board.
- Recommending director nominees to the Board for election at our annual meeting of shareholders or for appointment by the Board to fill existing or newly created vacancies on the Board.
- Identifying members of the Board to serve on and to chair each Board committee.

- Developing and revising as appropriate our Corporate Governance Guidelines.
- Recommending such guidelines or revisions to the Board.
- Reviewing the charters of each Board committee and, when necessary or appropriate, recommending changes in such charters to the Board.
- Overseeing the annual evaluation by the Board of itself and its members.
- Overseeing the Board's evaluation of management.
- Conducting an annual evaluation of its performance in fulfilling its duties and responsibilities.
- Making regular reports to the Board.
- Monitoring the development of best practices regarding corporate governance.
- Taking a leadership role in shaping corporate governance.

Each member of the Nominating and Governance Committee is independent in accordance with the requirements of the NYSE. The charter of the Nominating and Governance Committee is available on our website at *www.cascorp.com*. and in print to any shareholder who requests it.

The policy of the Nominating and Governance Committee is to consider recommendations for director nominees submitted by shareholders. Shareholders requesting the Nominating and Governance Committee to consider their recommendations for nominees should submit their recommendations, together with appropriate biographical information and qualifications, in writing to the Nominating and Governance Committee. Nominee recommendations should be addressed to:

Corporate Secretary
Cascade Corporation
Post Office Box 20187
Portland, OR 97294-0187

Proxy

Our Corporate Governance Guidelines contain Board membership criteria that apply to nominees recommended by the Nominating and Governance Committee. Under these criteria, nominees should possess the highest personal and professional ethics, a background and expertise useful to Cascade and complementary to and different from the background of the other directors and a willingness to devote the required time to the duties and responsibilities of Board membership. In fulfilling its responsibility to identify individuals qualified to serve on the Board and recommending to the Board nominees for election at our annual meeting of shareholders or for appointment by the Board to fulfill an existing or newly created vacancy on the Board the Nominating and Governance Committee evaluates the Board's effectiveness and composition. This includes consideration of the business and professional backgrounds of directors, their age, current employment, community service and other board service, as well as the racial, ethnic and gender diversity of the Board.

When nominating a candidate to fill a vacancy created by the expiration of the term of a member of the Board, the Nominating and Governance Committee determines whether the incumbent director is willing to stand for re-election. If so, the committee evaluates his or her performance in office to determine suitability for continued service, taking into consideration the value of continuity and familiarity with our business, the director's history of attendance at board and committee meetings and the director's preparation for and participation in such meetings. When nominating a candidate to fill a vacancy where the committee has determined that an incumbent director should not or is not willing to stand for re-election or where the need to add a new board member has been identified, the Committee initiates a candidate search by seeking input from members of the Board and senior management, considering recommendations submitted by shareholders and hiring a search firm, if necessary.

The nominating process begins by identifying a candidate or group of candidates, including any candidates who may be submitted by shareholders, who will satisfy specific criteria and otherwise qualify for membership on the Board. These candidates are then presented to the Nominating and Governance Committee, which ranks the candidates. The Chairman, the CEO and at least one member of the Nominating and Governance Committee interview the prospective candidate or candidates. Other Board members are offered the opportunity to interview candidates. The Nominating and Governance Committee then meets to consider and approve the final candidate or candidates and to recommend and seek the endorsement of the full Board.

Executive Sessions

Non-management directors meet in executive session without management in conjunction with at least one Board meeting each quarter and may also meet at other times. Mr. Osterman, as our Chairman, presides at all executive sessions.

Contacting the Board

Individuals may contact the Board as a group or an individual director at the following mailing address:

Board of Directors
Attention: Corporate Secretary
Cascade Corporation
Post Office Box 20187
Portland, OR 97294-0187

The name of the individual director or group of directors to whom the communication is directed should be clearly specified. Communications will be promptly forwarded by the Corporate Secretary to the specified director or to Mr. Osterman if the communication is addressed to the full Board. Shareholders wishing to submit proposals for inclusion in the Proxy Statement relating to the 2010 Annual Meeting of Shareholders should follow the procedures specified under "Shareholder Proposals for 2010 Annual Meeting". Shareholders wishing to recommend nominees for the Board should follow the procedures specified under "Corporate Governance and Other Board Matters – Nominating and Governance Committee."

Director Compensation

The following table summarizes the compensation paid to our non-employee directors for the fiscal year ended January 31, 2009:

Name	Fees Earned or Paid in Cash	Stock Awards (1) (2)	Option Awards (1)	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation (3)	Total
Nicholas R. Lardy	$49,500	$24,752	$22,858	—	—	$1,449	$ 98,559
Duane C. McDougall	$55,500	$24,752	$22,858	—	—	$1,449	$104,559
Peter D. Nickerson (4)	$43,500	$ 9,748	$ —	—	—	$ 813	$ 54,061
James S. Osterman	$93,000	$24,752	$22,858	—	—	$1,449	$142,059
Henry W. Wessinger II	$49,500	$24,752	$22,858	—	—	$1,449	$ 98,559
Nancy A. Wilgenbusch	$43,500	$24,752	$22,858	—	—	$1,449	$ 92,559

(1) Amounts reflect the expense recognized for accounting purposes calculated in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004) "Share-Based Payment" (SFAS 123R) with respect to awards of restricted shares of Cascade common stock granted in fiscal 2009 and 2008 and stock appreciation rights ("SARs") granted in fiscal 2007, 2006 and 2005.

(2) Each non-employee director received an award of 1,356 shares of restricted stock on June 6, 2008 with a grant date fair value of $44.24 per share.

(3) Amounts reflect dividends received on restricted stock issued June 6, 2008 and June 8, 2007.

(4) Mr. Nickerson was elected to our Board in December 2007.

At January 31, 2009, the non-employee directors had the following outstanding SAR and restricted stock awards:

Name	Outstanding SAR Awards	Outstanding Shares of Restricted Stock Awards
Nicholas R. Lardy	10,400	2,170
Duane C. McDougall	10,400	2,170
Peter D. Nickerson	—	1,356
James S. Osterman	10,400	2,170
Henry W. Wessinger II	4,625	2,170
Nancy A. Wilgenbusch	10,400	2,170

Annual retainers received by directors are as follows:

	Current	Effective June 1, 2009 (1)
Chairman of the Board	$75,000	$67,500
Audit Committee Chair	36,000	32,400
Compensation Committee Chair	30,000	27,000
Nominating & Governance Committee Chair	30,000	27,000
Other	24,000	21,600

(1) Represents a 10% reduction in annual retainer approved by the Board due to current business economic conditions.

Non-employee directors also receive $1,500 for each Board and committee meeting attended. Under the Cascade Corporation Stock Appreciation Rights and Restricted Stock Plan approved by our shareholders, each non-employee director is awarded restricted shares totaling $60,000 in value following each annual meeting of shareholders. Restricted shares vest over a four year period. The directors are reimbursed for travel and other expenses attendant to Board membership.

FEES PAID TO INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Fees billed for professional services performed by PricewaterhouseCoopers LLP for fiscal years ended January 31, 2009 and 2008 were as follows:

	2009	**2008**
Audit fees (1)	$1,591,000	$1,593,000
Audit -related fees (2)	51,000	50,000
Tax return preparation and planning activities	75,000	86,000
Other tax fees (3)	84,000	15,000
All other fees	20,000	33,000
	$1,821,000	$1,777,000

(1) Audit fees represent fees for professional services provided in connection with the audit of our consolidated financial statements and review of our quarterly consolidated financial statements, audit of management's assessment of internal control effectiveness and audit services provided in connection with other statutory or regulatory filings.

(2) Audit-related fees consisted primarily of accounting consultations, employee benefit plan audits and other attestation services.

(3) Tax fees consisted of transfer pricing services and international, federal and state tax advice.

Under its charter, the Audit Committee must pre-approve all auditing services and permitted non-audit services, including fees and terms, to be performed by our independent registered public accounting firm, unless an exception to pre-approval for *de minimus* non-audit services exists under the Securities Exchange Act of 1934. Each year, the independent registered accounting firm's retention to audit our financial statements, including the associated fee, is approved by the Audit Committee before the filing of the preceding year's annual report on Form 10-K. At the beginning of each fiscal year, management submits to the Audit Committee a summary of all proposed non-audit services expected to be performed by the independent registered public accounting firm in the next year, including a brief description of the project and an estimated project cost. The Audit Committee approves the summary as submitted or with such changes to the scope and nature of work to be performed as it deems desirable. Additional non-audit services identified during the year are submitted to the Audit Committee for approval at the next quarterly Audit Committee meeting. If the services are scheduled to commence prior to the next quarterly meeting, management obtains approval from the Chair of the Audit Committee to proceed with the services. The Chair of the Audit Committee makes the determination at interim dates of whether approval of the entire Audit Committee is needed. In the event the Chair of the Audit Committee is not available to approve non-audit services, a designated Vice-Chair of the Audit Committee can approve such services or determine if approval of the entire Audit Committee is needed. Any approval of non-audit services by the Chair or Vice-Chair of the Audit Committee is reported to the full Audit Committee at each of its scheduled meetings.

Since May 6, 2003, the effective date of the Securities and Exchange Commission rules stating that an auditor is not independent of an audit client if the services it provides to the client are not appropriately approved, each new engagement of PricewaterhouseCoopers LLP was approved in advance by the Audit Committee and none of those engagements made use of the *de minimus* exception to pre-approval.

AUDIT COMMITTEE REPORT

The Audit Committee of the Board of Directors is established pursuant to our Bylaws and its activities are governed by a written charter that is available on our website, *www.cascorp.com*. The current members of the Audit Committee are Mr. McDougall, Dr. Lardy, Mr. Nickerson, Mr. Osterman, Mr. Wessinger and Dr. Wilgenbusch. Each member of the Audit Committee is independent as defined under the applicable rules of the NYSE and the Securities and Exchange Commission. The Board of Directors has determined that Mr. McDougall qualifies as an "audit committee financial expert" as defined in the rules of the Securities and Exchange Commission.

The Audit Committee assists the Board of Directors in fulfilling its responsibilities for general oversight of the integrity of our financial statements, the independent registered public accounting firm's qualifications and independence, the performance of our internal audit function and independent registered public accounting firm and our compliance with legal and regulatory requirements. The Audit Committee is also charged with the responsibility for satisfying itself that our system of internal controls is reasonably adequate and is operating effectively, that our systems, procedures and policies provide reasonable assurance that financial information is fairly presented, overall annual audit coverage is satisfactory and is designed to provide reasonable assurance our financial statements fairly reflect our financial condition and the results of our operations and appropriate standards of business conduct are established and observed.

Management is responsible for our internal controls and financial reporting. PricewaterhouseCoopers LLP, our independent registered public accounting firm, is responsible for auditing our annual consolidated financial statements in accordance with auditing standards of the Public Company Accounting Oversight Board (the "PCAOB") and for issuing a report on those financial statements.

In this context, we report that in discharging our responsibilities and in addition to other work, we:

- Reviewed and discussed with management and PricewaterhouseCoopers LLP our annual consolidated financial statements for the fiscal year ended January 31, 2009, as well as matters related to our internal controls and overall quality of financial reporting.
- Reviewed the PricewaterhouseCoopers LLP audit plan for the fiscal year ended January 31, 2009.
- Discussed with PricewaterhouseCoopers LLP the matters that Statement on Auditing Standards No. 61 (Communications with Audit Committees) as amended, as adopted by the PCAOB in Rule 3200 requires them to discuss with us.
- Received written disclosures and the letter from PricewaterhouseCoopers LLP required by applicable requirements of the PCAOB regarding communications with the Audit Committee concerning their independence from Cascade, and we have discussed with PricewaterhouseCoopers LLP their independence from Cascade.
- Considered whether PricewaterhouseCoopers LLP's non-audit services were compatible with maintaining their independence from Cascade.

Based on the review and discussion referred to above, we recommended to the Board, and the Board approved, that the audited annual consolidated financial statements for the fiscal year ended January 31, 2009 be included in our Annual Report on Form 10-K for the fiscal year ended January 31, 2009 for filing with the Securities and Exchange Commission.

The Audit Committee appointed PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending January 31, 2010, and recommends to the shareholders of Cascade that they ratify the appointment.

AUDIT COMMITTEE
Duane C. McDougall, Chair
Nicholas R. Lardy
Peter D. Nickerson
James S. Osterman
Henry W. Wessinger II
Nancy A. Wilgenbusch

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview

This Compensation Discussion and Analysis section describes our compensation philosophy, practices, and policies for our principal executive officer, principal financial officer and our three other most highly-compensated officers for our fiscal year ended January 31, 2009. These officers, referred to as named executive officers or "NEOs" are: Robert C. Warren, Jr., President and Chief Executive Officer; Richard S. Anderson, Senior Vice President and Chief Operating Officer; Jeffrey K. Nickoloff, Vice President – Corporate Manufacturing; Joseph G. Pointer, Vice President and Chief Financial Officer and Michael E. Kern, Vice President – Construction Attachment Division. This section also explains the structure and rationale associated with each element of NEO total compensation, and it provides important context for the detailed disclosure tables and specific compensation amounts contained in this proxy statement.

Compensation Committee

The Compensation Committee of our Board consists of six directors, all of whom are independent in accordance with NYSE requirements. Nicholas R. Lardy, Ph.D., serves as the Chair of the Compensation Committee. The other members of the Compensation Committee are Duane C. McDougall, Peter D. Nickerson, James S. Osterman, Henry W. Wessinger II, and Nancy A. Wilgenbusch, Ph.D. The Compensation Committee is appointed by, and provides assistance to, the Board in fulfilling its responsibilities relating to the compensation of our executive officers and directors. Additional information regarding the Compensation Committee can be found in this proxy statement under "Corporate Governance and Other Board Matters—Compensation Committee."

Compensation Philosophy and Objectives

We believe our success is largely dependent on our ability to attract and retain superior executive talent with demonstrated leadership abilities and extensive management experience. We also believe motivating and rewarding our executives for high levels of performance contributes to long-term shareholder value. Accordingly, we seek to attract and retain executive talent by providing market-competitive base compensation and to reward executives for producing superior results. We do so by evaluating executive performance on the basis of two key financial measures, income before taxes and return on average assets, which we believe are closely correlated to building shareholder value.

Our basic compensation philosophy is divided into three areas: base salary, annual cash incentive and long-term incentive.

Base Salary – We establish the base salaries of our NEOs at levels that approximate the market median or mean for executives with like responsibilities in a peer group of comparable companies as discussed under "Determination of Compensation Levels", with adjustments for variations in executive experience and performance. Despite our use of market salary data, individual salary determinations reflect the qualifications, experience and performance of the individual NEO and the value of the individual to our business.

Annual Cash Incentive – We believe our NEOs, who are directly responsible for our global performance, should have a significant portion of their potential cash compensation at risk. Therefore, our annual cash incentive program rewards NEOs for meeting or exceeding designated levels of income before taxes and cash flows established by the Board.

Long-Term Incentive – We believe providing a long-term incentive, in the form of stock-based compensation, will encourage our NEOs to operate our business with a longer-term focus by seeking to maximize net income relative to our existing assets and acquiring additional assets with superior income potential. We also believe that a long-term incentive promotes retention of future leaders in line with our succession planning efforts.

Total Direct Compensation – In evaluating overall compensation, the Compensation Committee believes the combination of base salary, annual cash incentive and long-term incentive, when compared to executives with like responsibilities in comparable companies and industries, should be in the 50th to 75th percentile when our performance is judged to be good, and above the 75th percentile when performance is judged to be outstanding or excellent.

Compensation Consultants

The Compensation Committee has in the past engaged a compensation consultant to provide guidance on executive compensation plan design and structure, prepare market competitive compensation data and recommend appropriate compensation ranges. In fiscal 2009 the Compensation Committee retained Mercer HR Consulting ("Mercer") to prepare an executive compensation market analysis of base pay, annual incentive and total direct compensation. The Compensation Committee selected Mercer based on its position as a recognized market leader in global compensation consulting. Mercer is independent and reports directly to the Compensation Committee.

Role of Executives in Compensation Committee Activity

The Compensation Committee is responsible for and makes all decisions regarding compensation for our NEOs. The Compensation Committee's normal practice is to request the CEO and Vice President – Human Resources to attend Compensation Committee meetings for the purpose of providing information on company and individual performance. Occasionally other executives may be invited to attend a Compensation Committee meeting to provide pertinent financial and other information. Our CEO is not a Compensation Committee member and while able to provide his insights and suggestions, does not vote on decisions regarding NEO compensation.

With respect to the compensation of the CEO, the Compensation Committee discusses its evaluation of the CEO's performance and compensation with him, but the final determination and all votes regarding his compensation are made without the CEO present.

Compensation Committee Activity

During fiscal 2009, the Compensation Committee met three times to consider and act on the following issues:

- Recommend Board approval of annual cash incentive payments for fiscal 2008 and establish performance measures for awards under the fiscal 2009 annual cash incentive plan.

- Evaluate and recommend to the Board levels of annual base salaries for fiscal 2010 for executive and other officers, including the NEOs, in light of the economic downturn then apparent. The Committee approved fiscal 2010 annual base salaries that were consistent with fiscal 2009 levels.
- Evaluate the CEO's performance and identify new corporate performance objectives.
- Recommend Board approval of compensation arrangements for newly appointed officers.
- Review performance of our stock appreciation rights and restricted stock plan through comparing actual return on average assets ("ROAA") relative to established ROAA targets and approve grants of restricted stock and stock appreciation rights for executive officers, officers and other senior managers.
- Establish ROAA targets under our stock appreciation rights and restricted stock plan for fiscal year 2009.
- Evaluate the Compensation Committee's performance for the past year.
- Review of director compensation levels in relation to a public company peer group.

Determination of Compensation Levels

Overall compensation levels of NEOs are based on a number of factors including the individual's experience, expertise, position and responsibility level, pay levels of peers with comparable responsibility within Cascade, competitive pay levels for similar positions with other companies and the performance of the individual and Cascade as a whole. In determining pay levels, the Compensation Committee considers all forms of compensation and benefits and uses outside consultant surveys and guidance to assist with the evaluation.

Mercer conducted a review of executive compensation in fiscal 2009 and provided guidance and advice to the Compensation Committee in establishing executive pay levels. Mercer's work included both an analysis of peer group compensation as described in more detail later and a review of data from appropriate compensation surveys. Survey data covered base pay, annual incentive and long-term incentive.

In making compensation decisions, a major data source used by the Compensation Committee, in establishing market competitive pay levels for executive and other officers, is the compensation information disclosed by a peer group of similar-size public companies in the industrial machinery and equipment manufacturing industry. Key measures used in selecting the peer group include annual revenue, market capitalization, total assets, number of employees and return on assets. The companies that made up the peer group for fiscal 2009 were (amounts, except for number of employees, are in millions):

2009 PEER GROUP (1)

Name (Ticker Symbol)	Annual Revenue	Market Capitalization	Employees	Total Assets	Return on Assets (2)
Actuant Corporation (ATU)	$1,540	$ 439	6,600	$1,728	7.1%
Alamo Group, Inc. (ALG)	504	116	2,500	351	4.5%
Ampco-Pittsburg Corporation (AP)	347	123	1,300	422	9.0%
Columbus McKinnon Corporation (CMCO)	623	167	3,200	591	7.7%
IDEX Corporation (IEX)	1,489	1,700	5,800	2,176	7.8%
Lindsay Manufacturing Company (LNN)	475	316	1,200	327	14.9%
Nordson Corporation (NDSN)	1,125	862	4,100	1,167	9.6%

(1) Financial information is based on the most recent annual results.

(2) Return on assets calculated as net income divided by total assets.

Elements of Fiscal 2009 Executive Compensation

The general framework of our executive compensation structure is outlined previously in "Compensation Philosophy and Objectives." For fiscal 2009, the components of compensation for NEOs were base salary, annual cash incentive compensation, long-term equity incentive compensation and perquisites and other personal benefits.

Base Salary – Base salaries are reviewed by the Compensation Committee on an annual basis and adjustments made as deemed appropriate. Base salary increases for fiscal 2009 were approved by the Compensation Committee in November 2007. The following table shows base salaries for fiscal 2009 and 2008:

NEO	2008	2009
R. C. Warren, Jr.	\$500,000	\$540,000
R. S. Anderson	290,000	300,000
J. G. Pointer	200,000	219,000
J. K. Nickoloff	180,000	186,000
M. E. Kern	165,000	175,000

The salary increases for fiscal 2009 were approved by the Compensation Committee to maintain base salaries that approximated the market mean or median for executives with like responsibilities at our peer group companies.

Annual Cash Incentive – Annual cash incentive payments are structured to encourage the building of shareholder value by maximizing our income before taxes. NEO's receive a specified percentage (depending on position) of pre-tax income before non-recurring income or expense items, incentive payments and certain other expenses ("AIBT") once AIBT exceeds a threshold level. The percentage of AIBT each NEO is entitled to receive increases if AIBT exceeds a target level and increases again if AIBT exceeds a maximum level. There is an upper AIBT limit beyond which the NEOs receive no additional incentive payments. AIBT threshold levels are established based on several factors, including our historical levels of AIBT, current market conditions and expectations for growth. The Compensation Committee's and Board's desire is for the threshold levels to reflect a "stretch goal" after considering these factors.

In June 2008 the Compensation Committee approved the following AIBT limits and ranges for fiscal 2009:

Level	AIBT	Increase From 2008 AIBT Level	AIBT Range
Threshold limit (lower limit)	\$55 million	56%	>\$55 to \$59 million
Target (mid-point)	\$70 million	56%	>\$60 to \$79 million
Maximum limit (upper limit)	\$88 million	35%	>\$80 to \$88 million

The Compensation Committee increased AIBT levels for fiscal 2009 from those in fiscal 2008 to reflect the continued strength of our business as reflected by the increases in actual AIBT in recent years and to convey the Compensation Committee's and the Board's increased expectations for AIBT growth. Actual AIBT for purposes of determining annual cash incentive payments was \$80.3 million, \$75.2 million and \$66.5 million for fiscal 2008, 2007 and 2006, respectively.

AIBT was $58.2 million for fiscal 2009, a decrease of 28% from AIBT in fiscal 2008 of $80.3 million. AIBT for fiscal 2009 excluded a $46.3 million asset impairment charge. The table below shows, as a percentage of base salary, the award opportunities in fiscal 2009 for each NEO depending on the amount of AIBT and the NEOs' actual cash incentive award for 2009 as approved by the Compensation Committee on March 31, 2009:

	Annual incentive opportunity for Fiscal 2009 as % of Fiscal 2009 Base Salary			Actual Award as a % of Base Salary for Fiscal 2009	
NEO	**Threshold Limit**	**Target**	**Maximum Limit**	**Performance**	**Actual Award**
R.C. Warren Jr.	34%	75%	150%	(1)	—
R.S. Anderson	29%	65%	130%	(1)	—
J.G. Pointer	25%	55%	110%	31%	$68,000
J.K. Nickoloff	23%	50%	100%	28%	$52,000
M. E. Kern	21%	47%	94%	26%	$45,000

(1) Under the executive cash incentive plan for fiscal 2009, calculated incentive awards for Mr. Warren and Mr. Anderson were $222,000 and $106,000, respectively, but the Compensation Committee and the Board of Directors concurred with the recommendation of Mr. Warren and Mr. Anderson that they forego cash incentive awards for fiscal 2009 in view of the impairment charge to the year's income resulting from the writedown of goodwill and intangible assets of our construction attachment business.

The annual incentive program allows the Compensation Committee to adjust an individual's annual cash incentive award from 80% to 120% of the amount calculated based on individual performance. The Compensation Committee elected to not make any adjustments for individual performance in fiscal 2009 except for Mr. Warren and Mr. Anderson as described above.

Long-term Incentive – Long-term incentive awards are provided to directors and key employees in the form of stock appreciation rights (SARs) and shares of restricted stock. A SAR provides the holder the right to receive an amount, payable in shares of our common stock, equal to the increase in the market value of our common stock on the date of exercise over the base price at the time the right was granted. The base price may not be less than the market price of our common stock on the date of grant. All SAR awards vest ratably over four years and have a term of ten years. An award of restricted stock provides the holder actual shares of common stock which vest over a period of three years. Dividends are paid to holders of restricted stock during the three year vesting period. Annual awards of SAR and restricted stock are effective as of the close of business on the day following the public release of our earnings for our first fiscal quarter.

In fiscal 2009, the long-term incentive compensation awards to NEOs were based on our ROAA performance in fiscal 2008. ROAA is defined as net income before significant non-recurring or extraordinary items divided by the average total consolidated assets. The Compensation Committee determined ROAA performance targets based on our historical financial performance, expected future performance, consultant's market survey data and sufficient increase in ROAA performance. ROAA performance targets and actual results for fiscal 2006, 2007 and 2008 are as follows:

	2006	**2007**	**2008**
Minimum level targets	9.0%	10.0%	12.0%
Target level targets	10.0%	12.0%	14.0%
Maximum level targets	11.0%	14.0%	15.0%
Actual ROAA	15.0%	14.1%	13.6%

NEOs were awarded either shares of restricted stock or SAR awards in fiscal 2009 using grant ranges established by the Compensation Committee based on job responsibility with minimum, target and maximum grants based on our ROAA. Our fiscal 2008 ROAA was 13.6%, therefore the stock appreciation rights allowed were just below the target level permitted under the guidelines set by the Compensation Committee. The following table presents the award opportunities for NEOs and the actual awards recommended by the Compensation Committee and approved by the Board for fiscal 2008 and awarded in June 2008 (fiscal 2009):

NEO	Type of Award	Minimum	Target	Maximum	Actual Award	Market Value of Award (1)
R. C. Warren Jr.	Restricted Stock	6,000	12,000	24,000	10,680	$472,483
R. S. Anderson	Restricted Stock	2,500	5,000	10,000	4,450	196,868
J. G. Pointer	SAR	1,500	3,000	5,000	2,670	44,616
J. K. Nickoloff	SAR	1,500	3,000	5,000	2,670	44,616
M. E. Kern	SAR	1,500	3,000	5,000	2,670	44,616

(1) – Market value of restricted stock equals the market price of our common stock ($44.24 per share) on the award date, June 6, 2008. This is also the grant price for SARs awards. Market value of SARs equals the grant date fair value ($16.71 per SAR) based on the Black Scholes method calculated as of the award date, June 6, 2008.

Perquisites and Other Personal Benefits – We provide the NEOs with the use of a company automobile and reimburse them for personal income taxes attributable to such use. We also contribute to each NEO's 401(k) plan account and provide reimbursement for the cost of executive physicals. Contributions to 401(k) accounts were based on plan guidelines and provided a matching contribution of up to 4% of compensation and an additional Company contribution of 4% of compensation. These perquisites, which the Compensation Committee believes are reasonable and consistent with our overall compensation program and objectives, are provided to allow us to attract and retain executive talent.

FISCAL 2010 EXECUTIVE COMPENSATION

On March 31, 2009 the Compensation Committee recommended to the Board and the Board approved salary reductions of 10% in fiscal 2010 base salaries for all NEOs. The NEOs had previously taken voluntary 10% reductions in their fiscal 2010 base salaries effective February 1, 2009.

In addition, the Compensation Committee approved a cash incentive plan for fiscal 2010. The key elements of the plan, which is structured to protect shareholder value, are as follows:

- Pre-tax income (before nonrecurring income or expense items that may be included or excluded at the Compensation Committee's discretion, executive incentive expense and stock based compensation expense) ("AIBT") must exceed $22 million before any cash incentive will be earned.
- Cash flow from operations less maintenance capital expenditures and excluding cash expenses related to our European restructuring plan ("Free Cash Flow") must be at least $46 million in order for participants to receive any cash incentive payments under the plan.
- Once these minimum targets for AIBT and Free Cash Flow have been met, NEOs will receive an increased percentage of their salary as a cash incentive payment as Free Cash Flow increases.
- If Free Cash Flow is between $46 million and $50 million, participants will receive a specified percentage (depending on position) of their salary as a cash incentive payment.
- If Free Cash Flow is between $50 million and $54 million, participants will receive an increased percentage of their salary as a cash incentive payment.
- If Free Cash Flow exceeds $54 million, participants will receive a specified percentage of Free Cash Flow.

- Cash incentive payments for each participant are limited to a maximum award amount. Depending on the level of Free Cash Flow, award amounts range from 14% to 65% of base salaries of the eligible executives.

- Our Board of Directors has the discretion to adjust the terms upon which cash incentive payments are made if economic or business conditions warrant.

Change in Control Agreements

In 2000, the Compensation Committee approved change in control agreements ("CICs") for Robert C. Warren, Jr. and Richard S. Anderson. The CICs were implemented to help us retain these executives, particularly after a change of control has been proposed, and remain competitive in the market. The CICs provides the following benefits for these individuals if they are involuntarily terminated within 12 months following a change in control of Cascade:

- Lump sum cash payment of three times average annual salary for three years prior to change in control.

- Acceleration of all outstanding stock awards not exercisable at date of change of control.

- Health care benefits for up to two years at Cascade's expense.

A change of control under the CICs are payable to the executives upon involuntary termination which occurs upon:

- A change in the composition of a majority of the Board as a result of contested elections over a 24 month period.

- Sale or transfer of all or substantially all of our assets in complete liquidation or dissolution.

- Merger or consolidation in which securities possessing more than 50% of the total combined voting power of our outstanding securities are transferred.

- Acquisition by a person or group of related persons of securities possessing more than 35% of the total combined voting power of our outstanding securities, pursuant to a transaction which the Board does not recommend to our shareholders.

We believe our approach requiring both an involuntary termination and a change in control is more reasonable and reflective of our intent to compensate the executive in the event of a termination of employment than CICs provided by some other companies that provide executives with benefits solely upon the occurrence of a change in control.

The Compensation Committee does not consider the CICs for purposes of determining the annual compensation levels as discussed in "Determination of Compensation Levels."

Internal Revenue Code Section 162(m)

Section 162(m) of the Internal Revenue Code limits to $1 million the amount of our tax deduction for certain compensation paid to the NEOs. Certain qualifying "performance-based" compensation is not subject to the $1 million deduction limit, including compensation related to stock appreciation rights issued under our Stock Appreciation Rights Plan. However, annual cash incentive amounts payable under our executive incentive program and compensation related to certain awards under our 1995 Senior Managers' Incentive Stock Option Plan do not meet the requirements for exemption from the $1 million limit. For fiscal 2009, no employees exceeded the $1 million limit. The Compensation Committee intends to preserve the tax deductibility of executive compensation to the extent practicable but reserves the right to recommend future compensation that does not comply with the Section 162(m) requirements for deductibility if it concludes that this is in the best interests of Cascade.

Compensation Committee Report

We have reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and in Cascade's Annual Report on Form 10-K for the fiscal year ended January 31, 2009.

COMPENSATION COMMITTEE
Nicholas R. Lardy, Ph.D., Chair
Duane C. McDougall
Peter D. Nickerson
James S. Osterman
Henry W. Wessinger II
Nancy A. Wilgenbusch, Ph.D.

Summary Compensation Table for Fiscal 2009, 2008 and 2007

The following table summarizes compensation information for our named executive officers for the fiscal years ended January 31, 2009, 2008 and 2007.

Name and Principal Position	Fiscal Year	Salary	Bonus	Stock Awards (1)	Option Awards (2)	Non-Equity Incentive Plan Compensation (3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation (4)	Total
Robert C. Warren, Jr.,	2009	$540,000	—	$691,775	$324,472	(5)	—	$73,659	$1,629,906
President and Chief	2008	$500,000	—	$381,758	$438,596	$616,000	—	$51,330	$1,987,684
Executive Officer	2007	$460,000	—	—	$509,531	$579,600	—	$44,190	$1,593,321
Richard S. Anderson,	2009	$300,000	—	$288,241	$302,676	(5)	—	$50,630	$ 941,547
Senior Vice	2008	$290,000	—	$159,066	$372,243	$309,000	—	$43,587	$1,173,896
President and Chief Operating Officer	2007	$275,000	—	—	$368,319	$324,000	—	$48,311	$1,015,630
Joseph G. Pointer,	2009	$218,000	—	—	$260,356	$ 68,000	—	$38,233	$ 584,589
Vice President and Chief Financial	2008	$200,000	—	—	$286,015	$201,000	—	$32,941	$ 719,956
Officer	2007	$190,000	—	—	$255,815	$198,000		$34,619	$ 678,434
Jeffrey K. Nickoloff	2009	$186,000	—	—	$260,356	$ 52,000	—	$34,223	$ 532,579
Vice President – Corporate Manufacturing (6)	2008	$180,000		—	$286,015	$164,000	—	$27,948	$ 657,963
Michael E. Kern Vice President – Construction Attachment Division (7)	2009	$175,000	—	—	$260,356	$ 45,000	—	$27,927	$ 508,283

(1) Amounts reflect the expense recognized for accounting purposes calculated in accordance with SFAS 123R with respect to restricted stock awarded in fiscal 2009 and 2008. Assumptions used in calculating expense as required by SFAS 123R are described in Note 12 to our Consolidated Financial Statements included in our 2009 Form 10-K. Additional details regarding the terms of awards under the SAR Plan and Stock Option Plan are described in the following tables: "Grants of Plan-Based Awards in Fiscal 2009" and "Outstanding Equity Awards at Fiscal Year-End."

(2) Amounts reflect the expense recognized for accounting purposes calculated in accordance with SFAS 123R with respect to SARs granted in fiscal 2009, 2008, 2007, 2006, and 2005 and stock options granted prior to 2005. Assumptions used in calculating expense as required by SFAS 123R are described in Note 12 to our Consolidated Financial Statements included in our 2009 Form 10-K, except that the deduction related to estimated forfeitures has been disregarded in calculating the expense for the above table. Additional details regarding the terms of awards under the SAR Plan and Stock Option Plan are described in the "Outstanding Equity Awards at Fiscal Year-End" table.

(3) Amounts reflect annual executive incentive payments earned for fiscal 2009 (paid in April 2009) fiscal 2008 (paid in April 2008), and fiscal 2007 (paid in April 2007) under our executive incentive plan ("Executive Incentive Plan"). The Executive Incentive Plan and the metrics used to determine the amounts paid are described in the Compensation and Analysis under "Elements of Fiscal 2009 Executive Compensation – Annual Cash Incentive Compensation."

(4) All Other Compensation amounts consist of the following items:

Name	Fiscal Year	Automobile Expenses (a)	Company contributions to 401(k) plan (b)	Restricted Stock Dividends (c)	Others (d)	Total
R.C. Warren, Jr.	2009	$22,053	$18,400	$25,128	$8,078	$73,659
	2008	$17,617	$18,000	$12,960	$2,753	$51,330
	2007	$16,802	$17,600	—	$9,788	$44,190
R.S. Anderson	2009	$23,318	$16,842	$10,470	—	$50,630
	2008	$20,187	$18,000	$ 5,400	—	$43,587
	2007	$20,852	$17,600	—	$9,859	$48,311
J.G. Pointer	2009	$21,463	$16,413	—	$ 357	$38,233
	2008	$17,007	$15,934	—	—	$32,941
	2007	$15,949	$15,134	—	$3,536	$34,619
J.K. Nickoloff	2009	$16,039	$14,840	—	$3,344	$34,223
	2008	$ 9,317	$14,334	—	$4,297	$27,948
M.E. Kern	2009	$15,306	$12,621	—	—	$27,927

(a) Amounts relate to the taxable value attributable to the personal use of company owned automobiles, as well as taxable auto allowances and reimbursed expenses.

(b) Amounts relate to Cascade 401(k) plan contributions for the benefit of the named executive officers.

(c) Amounts relate to dividends paid on restricted stock issued in fiscal 2009 and 2008.

(d) Amounts relate to costs for executive physicals.

(5) Under the executive cash incentive plan for fiscal 2009, calculated incentive awards for Mr. Warren and Mr. Anderson were $222,000 and $106,000, respectively, but the Compensation Committee and the Board of Directors concurred with the recommendation of Mr. Warren and Mr. Anderson that they forego cash incentive awards for fiscal 2009.

(6) Mr. Nickoloff was not a named executive officer in fiscal 2007.

(7) Mr. Kern was not a named executive officer in fiscal 2008 and 2007.

The following table shows all plan-based awards granted to the named executive officers during fiscal 2009. The option awards (in the form of stock appreciation rights) and the unvested portion of the stock awards identified in the table below are also reported in the Outstanding Equity Awards at Fiscal 2009 Year-End Table on the following page

Grants of Plan-Based Awards in Fiscal 2009

Name	Plan Name (1)	Grant Date (6)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (2)			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options (3)	Exercise or Base Price of Option Awards (4)	Grant Date Fair Value of Stock and Option Awards (5)
			Threshold	Target	Maximum	Threshold	Target	Maximum				
R.C. Warren, Jr.	SAR	6/6/2008							10,680	—	$ —	$472,483
	Executive Incentive	6/3/2008	$184,000	$405,000	$810,000							
R.S. Anderson	SAR	6/6/2008							4,450	—	$ —	$196,868
	Executive Incentive	6/3/2008	$ 87,000	$195,000	$390,000							
J.G. Pointer	SAR	6/6/2008							—	—	$44.24	$ 44,616
	Executive Incentive	6/3/2008	$ 56,000	$124,000	$248,000							
J.K. Nickoloff	SAR	6/6/2008							—	—	$44.24	$ 44,616
	Executive Incentive	6/3/2008	$ 43,000	$ 93,000	$186,000							
M.E. Kern	SAR	6/6/2008							—	—	$44.24	$ 44,616
	Executive Incentive	6/3/2008	$ 37,000	$ 82,000	$165,000							

(1) Stock Appreciation Rights and Restricted Stock Plan ("SAR") and Executive Incentive Plan ("Executive Incentive")

(2) Amounts earned under the fiscal 2009 Executive Incentive Plan, which was approved by the Board in June 2008, are shown in the Summary Compensation Table in the "Non-Equity Incentive Plan Compensation" column. These amounts were approved by the Board in March 2009 and paid in April 2009. Additional details regarding the Executive Incentive Plan can be found in the "Compensation Discussion and Analysis" section.

(3) Mr. Pointer, Mr. Nickoloff and Mr. Kern were each granted 2,670 SARs at a base price of $44.24 for each SAR. Each SAR is payable only in shares of Cascade common stock, with the number of shares into which the SAR is payable calculated by determining the difference between the closing price of Cascade's common stock on the date of exercise and the base price of the SAR established at the time of grant, and then dividing the difference by the closing price of Cascade common stock on the date of exercise. Because the base price of the SARs exceeded the closing price of Cascade common stock on January 31, 2009, the number of shares underlying the SARs is shown as zero.

(4) Exercise or base price of SARs is the closing price of our common stock on the grant date, June 6, 2008.

(5) Represents grant date fair value of SARs calculated in accordance with SFAS 123R. Assumptions used in calculating expense as required by SFAS 123R are described in Note 12 to our Consolidated Financial Statements included in our fiscal 2009 Form 10-K, except that the deduction related to estimated forfeitures has been disregarded. Additional details regarding the terms of awards under the SAR plan are described in the following tables: "Summary Compensation Table" and "Outstanding Equity Awards at Fiscal Year-End."

(6) SAR awards were approved by the Board on June 3, 2008.

The following table shows all outstanding equity awards held by the named executive officers at the end of fiscal 2009.

Outstanding Equity Awards at Fiscal Year-End

		Options Awards					Stock Awards			
Name	Grant Year (fiscal)	Number of Securities Underlying Unexercised Options (1) Exercisable	Number of Securities Underlying Unexercised Options (1) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price (2)	Option Expiration Date	Number of Shares or Units of Stock that have Not Vested	Market Value of Shares or Units of Stock that have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that have Not Vested
R.C. Warren, Jr.	2001	57,000	—		$10.93	5/11/2010				
	2002	52,273	—		$11.22	6/14/2011				
	2003	57,000	—		$14.05	5/23/2012				
	2004	76,900	—		$14.12	5/22/2013				
	2005	5,473	—		$21.15	5/26/2014				
	2006	—	— (3)		$35.60	6/7/2015				
	2007	—	— (4)		$37.05	6/6/2016				
	2008	—	—				16,000(5)	$366,240		
	2009	—	—				10,680(6)	$244,465		
R.S. Anderson	2005	3,649	—		$21.15	5/26/2014				
	2006	—	— (3)		$35.60	6/7/2015				
	2007	—	— (4)		$37.05	6/6/2016				
	2008						6,667(5)	$152,608		
	2009						4,450(6)	$101,861		
J.G. Pointer	2005	2,509	—		$21.15	5/26/2014				
	2006	—	— (3)		$35.60	6/7/2015				
	2007	—	— (4)		$37.05	6/6/2016				
	2008	—	— (7)		$73.73	6/8/2017				
	2009	—	— (8)		$44.24	6/6/2018				
J.K. Nickoloff	2005	627	—		$21.15	5/26/2014				
	2006	—	— (3)		$35.60	6/7/2015				
	2007	—	— (4)		$37.05	6/6/2016				
	2008	—	— (7)		$73.73	6/8/2017				
	2009	—	— (8)		$44.24	6/6/2018				
M.E. Kern	2005	627	—		$21.15	5/26/2014				
	2006	—	— (3)		$35.60	6/7/2015				
	2007	—	— (4)		$37.05	6/6/2016				
	2008	—	— (7)		$73.73	6/8/2017				
	2009	—	— (8)		$44.24	6/6/2018				

(1) SARs were granted during fiscal 2009, 2008, 2007, 2006 and 2005. Stock options were granted in years prior to fiscal 2005. All awards with expiration dates before 2014 relate to stock options. The number of shares underlying SARs was calculated by determining the difference between $22.89, the closing price of Cascade common stock on January 31, 2009, and the base price of the SARs established at the time of grant, multiplying that figure by the number of SARs held by the officer, and then dividing that difference by the closing price of Cascade common stock on January 31, 2009. The exercise or base price of SARs by grant year is as follows:

Grant Year	Exercise Price
2005	$21.15
2006	$35.60
2007	$37.05
2008	$73.73
2009	$44.24

(2) The exercise or base price of stock options and SARs is the closing price of our common stock on the NYSE on the date of grant.

(3) SARs vest on June 7, 2009. Because the base price of the SARs exceeded the closing price of our common shares on January 31, 2009, the number of shares underlying the SARs is shown as zero.

(4) SARs vest as follows: one-half annually on June 6, 2009 and 2010. Because the base price of the SARs exceeded the closing price of our common shares on January 31, 2009, the number of shares underlying the SARs is shown as zero.

(5) Restricted stock vests as follows: one-half annually on June 8, 2009 and 2010. Market value based on closing price of our common stock of $22.89 on January 31, 2009.

(6) Restricted stock vests as follows: one-third annually on June 6, 2009, 2010 and 2011. Market value based on closing price of our common stock of $22.89 on January 31, 2009.

(7) SARs vest as follows: one-third annually on June 8, 2009, 2010 and 2011. Because the base price of the SARs exceeded the closing price of our common stock on January 31, 2009, the number of shares underlying the SARs is shown as zero.

(8) SARs vest as follows: one-fourth annually on June 6, 2009, 2010, 2011 and 2012. Because the base price of the SARs exceeded the closing price of our common shares on January 31, 2009, the number of shares underlying the SARs is shown as zero.

Option Exercises and Stock Vested During Fiscal 2009

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise	Number of Shares Acquired on Vesting	Value Realized on Vesting (1)
R.C. Warren, Jr.	—	—	8,000	$353,920
R.S. Anderson	—	—	3,333	$147,452
J.G. Pointer	—	—	—	—
J. K. Nickoloff	—	—	—	—
M. E. Kern	—	—	—	—

(1) The value realized on vesting of restricted stock equals the number of shares vested multiplied by the $44.24, the closing price of Cascade common stock on June 6, 2008, the date of vesting.

Potential Payments on Termination or Change-in-Control

We have entered into severance agreements with Messrs. Warren and Anderson. Under the agreements, each would be entitled to certain benefits if his employment is involuntarily terminated (other than for cause) within 12 months following a change in control of Cascade. In addition to discharge, involuntary termination includes resignation following a change which materially reduces an individual's level of responsibility, a 20% reduction in level of compensation, or a relocation of place of employment by more than 50 miles.

The agreements define a change in control of Cascade as (a) a change in the composition of the Board over a period of 24 months or less as a result of contested elections which results in a majority of Board members who were not Board members at the beginning of the period or were not subsequently nominated or elected by the Board; (b) sale, transfer or other disposition of substantially all of Cascade's assets; (c) a merger or consolidation in which securities with more than 50% of the voting power of all outstanding Cascade securities are transferred to persons different from the holding of such securities prior to the transaction; or (d) the successful acquisition of securities possessing more than 35% of the voting power of all outstanding Cascade securities pursuant to a transaction or series of related transactions that the Board does not recommend for shareholder acceptance or approval.

An officer whose employment is involuntarily terminated following a change in control would receive the following severance benefits: (a) a lump sum payment equal to 2.99 times the officer's average annual compensation of the prior three years as reported on Form W-2; (b) accelerated vesting of all outstanding stock options; and (c) continued health coverage for the officer and eligible dependents for a period of 24 months or until the officer is covered by another health plan which provides a substantially similar level of benefits. In order to avoid becoming an excess parachute payment under federal tax laws, the total benefit package is limited to 2.99 times the officer's average compensation as reported on Form W-2 for the prior five years, subject to certain exceptions, provided under the Code.

Each agreement provides that the officer will not compete with us for a period of 24 months following termination of employment for any reason.

The following table shows the potential payments as described above upon involuntary termination following a change in control on January 31, 2009, for Messrs. Warren and R.S. Anderson:

Name	Lump-sum Payment (1)	Accelerated Awards Vesting (2)	Continued Health Coverage (3)	Total
R.C. Warren. Jr.	$3,162,000	—	$19,000	$3,181,000
R.S. Anderson	$1,741,000	—	$19,000	$1,760,000

(1) Amounts represent 2.99 times three year average, subject to limitation under Internal Revenue Service guidelines.

(2) All stock options are fully vested as of January 31, 2009. Unvested SARs are excluded as the base price of the SARs exceeded the closing price of our common stock on January 31, 2009.

(3) Amounts represent the cost of health care coverage for 24 months.

EQUITY COMPENSATION PLAN INFORMATION

The following table gives information about equity awards under the Cascade Corporation 1995 Senior Managers Stock Incentive Plan, under which no future awards may be issued, and the Cascade Corporation Stock Appreciation Rights and Restricted Stock Plan. These are our only equity compensation plans in effect as of January 31, 2009, the end of our last fiscal year and as of March 11, 2009.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (1)	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column) (2)
Equity compensation plans approved by security holders	279,233	$29.45	503,440
Equity compensation plans not approved by security holders	—	—	—
Total	279,233		503,440

(1) The number of common shares to be issued upon the exercise of outstanding SARs was calculated by determining the difference between $14.26, the closing price of Cascade common stock on March 11, 2009, and the base price of the SARs established at the time of grant, multiplying that figure by the number of SARs outstanding, and then dividing the product by the closing price of Cascade common stock on March 11, 2009.

(2) The number of shares that may be issued under the Stock Appreciation Rights and Restricted Stock Plan is limited to 750,000. The number of common shares remaining available for future issuance under the Stock Appreciation Rights and Restricted Stock Plan was calculated by deducting from 750,000 the number of shares of common stock that are to be issued upon the exercise of presently outstanding SARs as determined pursuant to footnote (1) and the number of shares which have been issued upon exercise of SARs and issuance of restricted stock since the inception of the Stock Appreciation Rights and Restricted Stock Plan.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Compensation Committee consists of Dr. Lardy, Messrs. McDougall, Nickerson, Osterman and Wessinger, and Dr. Wilgenbusch, all independent directors. During the fiscal year ended January 31, 2009, none of our executive officers served on the Board of Directors of any entities whose directors or officers serve on our Compensation Committee.

VOTING SECURITIES—STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of our common shares as of March 11, 2009, by (i) each person or entity who is known by us to own beneficially more than 5% of our common shares, (ii) each of our directors, (iii) each of the named executive officers listed in the Summary Compensation Table and (iv) all our directors and executive officers as a group.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Percent of Class (2)
Michael W. Cook Asset Management, Inc. dba SouthernSun Asset Management. The total shown reflects a Schedule 13G filed with the Securities and Exchange Commission on January 12, 2009. 6000 Poplar Avenue, Suite 220 Memphis, Tennessee 38119	1,935,347	17.8%
FMR LLC. The total shown reflects an amendment to Schedule 13G filed with the Securities and Exchange Commission on February 17, 2009. 82 Devonshire Street Boston, Massachusetts 02109	999,952	9.2%
T. Rowe Price Associates, Inc.. The total shown reflects an amendment to Schedule 13G filed with the Securities and Exchange Commission on February 11, 2009. 100 E. Pratt Street Baltimore, Maryland 21202	949,050(8)	8.7%
The Robert C. and Nani S. Warren Revocable Trust, of which Nani S. Warren, Robert C. Warren, Jr., and others are Trustees and share investment powers. Mr. Warren has sole voting power. c/o P.O. Box 20187 Portland, Oregon 97294-0187	827,896	7.6%
Warren Holdings, LLC, of which Robert C. Warren, Jr. and Wendy Warren, Mr. Warren's sister, are managers and share voting and investment power. 82 Swigert Road Washougal, Washington 98671	803,549	7.4%
Robert J. Davis Family The total shown reflects a Schedule 13D filed with the Securities Exchange Commission on September 12, 2000. Shares are voted as directed by Mr. Robert J. Davis. 17530 Little River Dr. Bend, Oregon 97707	682,100	6.3%
Royce & Associates, LLC. The total shown reflects an amendment to Schedule 13G filed with the Securities and Exchange Commission on January 23, 2009. 1414 Avenue of the Americas New York, New York 10019	668,779	6.2%
Barclays Global Investors, N.A. Barclays Global Fund Advisors, and Barclays Global Investor, Ltd. The total shown reflects a Schedule 13G filed with the Securities and Exchange Commission on February 5, 2009. 400 Howard Street San Francisco, California 94105	594,712(7)	3.2%
Robert C. Warren, Jr.	332,643(3)(4)	3.0%
James S. Osterman	7,857	*
Nicholas R. Lardy	7,557(6)	*
Peter D. Nickerson	1,456	*
Duane C. McDougall	6,170	*
Nancy A. Wilgenbusch	2,670	*
Henry W. Wessinger II	2,170	*
Richard S. Anderson	29,635(3)	*
Jeffrey K. Nickoloff	—	*
Joseph G. Pointer	2,000	*
Michael E. Kern	—	*
16 Officers and Directors as a group	2,027,116(5)	18.3%

* Less than 1% of outstanding shares.

Proxy

(1) Includes shares issuable upon exercise of currently vested stock options as follows: R.C. Warren, Jr., 243,173, and all officers and directors as a group 244,773.

Certain directors and executive officers hold restricted stock shares which are included in this column. They may vote the restricted shares, but may not sell or transfer them during the restricted period. These restrictions lapse over a period of four years from date of grant for directors and three years from date of grant for officers. The individuals in the table hold the following numbers of restricted shares:

Name	Restricted Shares
R.C. Warren, Jr.	34,680
R.S. Anderson	14,450
N.R. Lardy	2,170
D.C. McDougall	2,170
P.D. Nickerson	1,356
J.S. Osterman	2,170
H.W. Wessinger II	2,170
N.A. Wilgenbusch	2,170
Officers and Directors as a Group	61,336

(2) No officer or director owns more than 1% of Cascade's outstanding shares, except for R.C. Warren, Jr. Mr. Warren may be considered to own beneficially 18%, which includes shares held as trustee for The Robert C. and Nani S. Warren Revocable Trust and as a manager of Warren Holdings, LLC.

(3) Includes shares held for the benefit of these officers by a 401(k) plan as follows: R.C. Warren, Jr., 88 and R.S. Anderson, 4,664.

(4) Includes shared voting and investment powers as to 11,660 shares and sole voting and investment powers as to 9,592 shares, all held as fiduciary for the benefit of various family members and 1,200 shares owned by Mr. Warren's spouse, as to all of which Mr. Warren disclaims beneficial ownership.

(5) Includes an aggregate of 1,652,697 shares held by officers and directors in fiduciary capacities.

(6) Includes 1,000 shares held in a trust for the benefit of certain relatives of Dr. Lardy. Dr. Lardy, who is a co-trustee of the trust, disclaims beneficial ownership of such shares.

(7) Barclay's Global Investors, NA has sole voting power with respect to 165,669 shares and sole dispositive power with respect to 198,019 shares. Barclays Global Fund Advisors has sole voting power with respect to 294,520 shares and sole dispositive power with respect to 390,888 shares. Barclays Global Investors, Ltd. has sole voting power with respect to 445 shares and sole dispositive power with respect to 5,805 shares.

(8) T. Rowe Price Associates, Inc., has sole voting power with respect to 353,100 shares and sole dispositive power with respect to 949,050 shares.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and executive officers, and persons who own more than ten percent of our common stock to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock and other equity securities. Officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file. To our knowledge, based solely on a review of the copies of such reports furnished to the Company, all Section 16(a) filing requirements applicable to our officers, directors and greater than ten percent beneficial owners during the year ended January 31, 2009, were complied with.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Our Corporate Governance Guidelines adopted by the Board provide that any transaction that may constitute a related party transaction that would be required to be disclosed under Item 404 of SEC Regulation S-K (including transactions that would be required to be disclosed but for the fact that the dollar value of the transaction is less than that required for disclosure under Regulation S-K) is subject to approval or ratification by the Board. Robert C Warren, Jr., our President and Chief Executive Officer, is a director of ESCO Corporation, a privately held manufacturer of high-alloy steel products that supplies Cascade with certain components. Mr. Warren and certain members of his immediate family are shareholders of ESCO Corporation. In September 2007, the Board reviewed and approved the continuation of the business relationships between Cascade and ESCO Corporation, subject to (1) Mr. Warren's agreement to abstain as a member of either company's board of directors from participating in any vote relating to business dealings between the two companies and (2) the receipt by the Board of periodic reports from our Chief Financial Officer regarding the nature and status of the business relationships between the two companies. During the fiscal year ended January 31, 2009, we purchased approximately $100,000 of components used in our products from ESCO Corporation at prevailing market prices. There were no other transactions with related persons during the fiscal year ended January 31, 2009.

OTHER MATTERS

As of the date of this proxy statement, the only matters that we intend to present at the meeting are those set forth in the notice of meeting and in this proxy statement. We know of no other matters that may come before the meeting. However, if any other matters properly come before the meeting, it is intended that proxies submitted in the accompanying form will be voted in respect thereof in accordance with the judgment of the person or person voting as proxies.

SHAREHOLDER PROPOSALS FOR 2010 ANNUAL MEETING

Shareholder proposals submitted for inclusion in the proxy materials for the 2010 annual meeting must be received in writing by us no later than December 26, 2009. Any shareholder proposal that is not submitted for inclusion in the proxy materials for the 2010 annual meeting but is instead sought to be presented directly at that meeting will not be considered timely unless appropriate notice is provided to us no later than March 10, 2010. In addition, if we receive notice of a shareholder proposal after March 10, 2010, the persons named as proxies for the 2010 annual meeting will have discretionary voting authority to vote on such proposal at the 2010 annual meeting. Any shareholder making a proposal must have been a registered or beneficial owner of at least one percent of the outstanding common shares or common shares with a market value of at least $2,000 for at least one year prior to submitting the proposal and must continue to own the stock through the date the meeting is held.

NO INCORPORATION BY REFERENCE

In Cascade's filings with the SEC, information is sometimes "incorporated by reference." This means that we are referring you to information that has previously been filed with the SEC and the information should be considered as part of the particular filing. As provided under SEC regulations, the "Audit Committee Report" and the "Compensation Committee Report" contained in this Proxy Statement are not incorporated by reference into any other filings with the SEC, except to the extent we specifically incorporate either report by reference into a filing. In addition, this Proxy Statement includes several website addresses. These website addresses are intended to provide inactive, textual references only. The information on these websites is not part of this Proxy Statement.

ANNUAL REPORT

The Notice of Annual Meeting, this Proxy Statement and our annual report on Form 10-K for the fiscal year ended January 31, 2009 have been made available to all shareholders entitled to vote at the annual meeting and who received the Notice of Internet Availability of Proxy Materials. Our annual report on Form 10-K can also be viewed at our website, www.cascorp.com.

Paper copies of our annual report on Form 10-K (excluding exhibits) may be obtained without charge by writing our Corporate Secretary at Cascade Corporation, P.O. Box 20187, Portland, Oregon 97294-0180. 94039-7850, or by calling (650) 944-3560.

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2009 Annual Report

cascade®
corporation

Corporate Headquarters
2201 NE 201st Ave.
Fairview, OR USA 97024

Mailing Address
P.O. Box 20187
Portland, OR USA
97294-0187
800-CASCADE (227-2233)

www.cascorp.com